Form 20-F
period 2025-09-30
Skycorp Solar Group Ltd
filed 2026-02-12
CIK 2001288

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from            to

Commission file number: 001-42544

Skycorp Solar Group Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 303, Block B, No.188 Jinghua Road, Yinzhou District,
Ningbo City, Zhejiang Province, China 315048

(Address of principal executive offices)

Weiqi Huang

Telephone: +86 0574 87966876
 Chief Executive Officer and Chairman of the Board

Skycorp Solar Group Limited

Room 303, Block B, No.188 Jinghua Road, Yinzhou District,
Ningbo City, Zhejiang Province, China 315048

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.0001 per share	PN	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of September 30, 2025, there were 27,000,000 ordinary shares, par value US$0.0001 per share, being the sum of 13,975,000 Class A ordinary shares, par value of US$0.0001 per share, and 13,025,000 Class B ordinary shares, par value of US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐       No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐       No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒       No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒       No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17       ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐       No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐       No ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

“ASIC”	Application-specific integrated circuit

“AI”	Artificial Intelligence

“China” or “PRC”	The People’s Republic of China

“Class A Ordinary Shares”	Class A ordinary shares of Skycorp Solar Group Limited, par value $0.0001

“Class B Ordinary Shares”	Class B ordinary shares of Skycorp Solar Group Limited, par value $0.0001

“CPU”	Central processing unit

“Exchange Act”	Securities Exchange Act of 1934, as amended

“GPU”	Graphic process unit

“Nanjing WFOE”	Nanjing Skycorp Consulting Co., Ltd., a limited liability company organized under the laws of the PRC and a wholly owned subsidiary of GreenHash Limited

“HPC”	High-Performance Computing

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only

“Hubei Nanzhuo”	Hubei Nanzhuo New Energy Co., Ltd., a 50% owned subsidiary of Zhejiang Pntech Technology Co., Ltd. and 50% owned subsidiary of Ningbo Runxin Power Technology Co., Ltd.

“Nanjing Skycorp”	Nanjing Skycorp Solar Co., Ltd., a 49% owned subsidiary of Ningbo WFOE and 51% owned subsidiary of Nanjing WFOE

“Ningbo WFOE”	Ningbo eZsolar Co., Ltd., a limited liability company organized under the laws of the PRC and a wholly owned subsidiary of GreenHash Limited

“Ningbo Skycorp”	Ningbo Skycorp Solar Co., Ltd., a 49% owned subsidiary of Ningbo WFOE and 51% owned subsidiary of Nanjing WFOE

“Ningbo Skycorp Electric Power”	Ningbo Skycorp Electric Power Development, a wholly owned subsidiary of Ningbo WFOE

“Ningbo Pntech”	Ningbo Pntech New Energy Co., Ltd., a 75% owned subsidiary of Ningbo Skycorp. The remaining 25% equity interest of Ningbo Pntech was owned as to 12.5% by a third-party individual Mr. Qingqing Shen and 12.5% by Mr. Xufeng Lu, our CTO

“Ningbo Dcloud Information”	Ningbo Dcloud Information Technology Co., Ltd., a wholly owned subsidiary of Ningbo Skycorp

“Ningbo Zhuoxing”	Ningbo Zhuoxing Logistics Co., Ltd., a 60% owned subsidiary of Ningbo Skycorp

“Ningbo Yijiaren”	Ningbo Yijiaren New Energy Co., Ltd., a wholly owned subsidiary of Ningbo Skycorp

“Ningbo Yiqiying”	Ningbo Yiqiying New Energy Co., Ltd., a 50% owned subsidiary of Zhejiang Pntech Technology Co., Ltd.

“Ordinary Shares”	Class A Ordinary Shares and Class B Ordinary Shares of Skycorp Solar Group Limited, collectively

“PCAOB”	Public Company Accounting Oversight Board

“PFIC”	A passive foreign investment company

“PN Skycorp”	PN Skycorp Solar Limited, an incorporation incorporated under the laws of the State of Delaware, United States and a wholly owned subsidiary of Skycorp Digital Limited

“PN Solar”	PN Solar Solutions Limited, an incorporation incorporated under the laws of the State of Texas, United States and a wholly owned subsidiary of PN Skycorp

“PV”	Photovoltaic

“RMB” or “Renminbi”	Legal currency of China

“Securities Act”	The Securities Act of 1933, as amended

“Shaoxing Pntech”	Pntech Technology (Shaoxing) Co., Ltd., a 49% owned subsidiary of Zhejiang Skycorp New Energy Co., Ltd. and 51% owned subsidiary of Zhejiang Pntech Technology Co., Ltd.

“Skycorp Cayman”	Skycorp Solar Group Limited, a Cayman Islands exempted company, formerly known as Skycorp Digital Holdings Group Limited

“Skycorp BVI”	Skycorp Digital Limited, a British Virgin Islands exempted company and a wholly owned subsidiary of Skycorp Cayman
“Suqian Shuyong”	Suqian Shuyong New Energy Co., Ltd., a 50% owned subsidiary of Zhejiang Pntech Technology Co., Ltd. and 50% owned subsidiary of Ningbo Runxin Power Technology Co., Ltd.

“Taizhou Shuyong”	Taizhou Shuyong New Energy Co., Ltd., a 50% owned subsidiary of Zhejiang Pntech Technology Co., Ltd. and 50% owned subsidiary of Ningbo Runxin Power Technology Co., Ltd.

“Taizhou Yilu”	Taizhou Yilu Technology Co., Ltd., a limited liability company organized under the laws of the PRC and a wholly owned subsidiary of Ningbo Skycorp

“TÜV”	Technischer Überwachungsverein in German, which means Technical Inspection Association

“US$,” “U.S. dollars,” “$,” and “dollars”	Legal currency of the United States

“WFOE”	Wholly foreign-owned enterprise

“Zhejiang Skycorp”	Zhejiang Skycorp New Energy Co., Ltd., previously known as Zhejing QuinnTek Co, Ltd., a wholly owned subsidiary of Ningbo Skycorp

“Zhejiang Pntech”	Zhejiang Pntech Technology Co., Ltd., a 65% owned subsidiary of Ningbo Skycorp. The remaining 35% equity interest of Zhejiang Pntech was owned as to 30% by Mr. Xufeng Lu, our CTO, and 5% by a third-party individual Ms. Fangyuan Qiu

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.1055 to US$1.00, the exchange rate in effect as of September 30, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information — D. Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our dependence on growth in the demand for our products;

●	our ability to compete effectively;

●	our dependence on a small number of customers for a substantial portion of our net revenue;

●	our ability to successfully manage our capacity expansion and allocation in response to changing industry and market conditions;

●	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

●	our ability to acquire sufficient raw materials and obtain equipment and services from our suppliers in suitable quantity and quality;

●	our dependence on key personnel;

●	our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

●	changes in technology and competing products;

●	general economic and political conditions, including those related to the new energy industry;

●	possible disruptions in commercial activities caused by events such as natural disasters, terrorist activity;

●	fluctuations in foreign currency exchange rates; and

●	other factors in the “Item 3. Key Information — D. Risk Factors” in this annual report.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

This annual report contains certain data and information that we obtained from various Chinese government and private publications, including industry data and information from Mordor Intelligence, Expert Market Research, Emergen Research, GlobalData, Hyperion Research, SolarPower Europe, and China Photovoltaic Industry Association, etc. Statistical data in these publications also include projections based on a number of assumptions.

In addition, the new and rapidly changing nature of the Solar PV Energy and HPC Server industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Company Structure

We are a holding company with no material operations of our own. We conduct all of our operations through our subsidiaries. As a result, for our cash requirements, including any payment of dividends to our shareholders, we rely upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Regulations in local jurisdictions where we utilize dividend payments may restrict the ability of our subsidiaries to pay dividends to us. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends.

The following diagram illustrates our corporate structure as of September 30, 2025.

Regulatory Permissions

We are not operating in an industry that prohibits or limits foreign investment. As a result, as advised by our PRC counsel, Han Kun Law Offices, other than those requisite for a domestic company in China to engage in businesses similar to ours and the filing procedure in connection with our offering (including our initial public offering and any subsequent offering) and listing under the Trial Measures, as of the date of this annual report, we are not required to obtain other permission from Chinese authorities, including the China Securities Regulatory Commission, or the “CSRC,” Cyberspace Administration of China, or the “CAC” or any other governmental agency that is required to approve our operating subsidiaries’ operations. However, if we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in a relevant business or conducting any offering, and these risks could result in a material adverse change in our operating subsidiaries’ operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

As of the date of this annual report, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. The following table provides details on the licenses and permissions held by our operating subsidiaries.

Company	License/Permission	Issuing Authority	Validity
Ningbo WFOE	Business License	Ningbo Municipal Administration for Market Supervision	Long-term
Nanjing WFOE	Business License	Nanjing Pukou Municipal Administration for Market Supervision	Long-term
Ningbo Zhuoxing	Business License	Ningbo Municipal Administration for Market Supervision	Long-term
Ningbo Yijiaren	Business License	Ningbo Haishu Municipal Administration for Market Supervision	Long-term
Nanjing Skycorp	Business License	Nanjing Pukou Government Service Management Office	Long-term
Nanjing Skycorp Trading Co., Ltd.	Business License	Nanjing Pukou Government Service Management Office	Long-term
Nanjing Skycorp Metal Technology Co., Ltd.	Business License	Nanjing Pukou Government Service Management Office	Long-term
Nanjing Skycorp Metal Technology Co., Ltd.	Certificate of the Customs of the People’s Republic of China on Registration of a Customs Declaration Entity	Jinling Customs	Long-term
Ningbo Skycorp Electric Power	Business License	Ningbo Municipal Administration for Market Supervision	Long-term
Jiaxing Lüxi Energy Development Co., Ltd.	Business License	Jiaxing Nanhu Administrative Examination and Approval Bureau	Long-term
Hangzhou Lin’an Xisheng New Energy Co., Ltd.	Business License	Hangzhou Lin’an Municipal Administration for Market Supervision	Long-term
Hangzhou Yunwei Energy Technology Co., Ltd.	Business License	Hangzhou Xiaoshan Municipal Administration for Market Supervision	Long-term
Ningbo Skycorp	Business License	Ningbo Municipal Administration for Market Supervision	Long-term
Ningbo Skycorp	Certificate of the Customs of the People’s Republic of China on Registration of a Customs Declaration Entity	Ningbo Customs	Long-term
Ningbo Skycorp	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce of the PRC	Long-term
Ningbo Dcloud Information	Business License	Ningbo Municipal Administration for Market Supervision	Long-term

Ningbo Dcloud Information	Certificate of the Customs of the People’s Republic of China on Registration of a Customs Declaration Entity	Ningbo Customs	Long-term
Ningbo Dcloud Information	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce of the PRC	Long-term
Ningbo Dcloud Information	Archival filing of international freight forwarders	Ministry of Commerce of the PRC	Long-term
Ningbo Dcloud Information	Archival filing on the Centralized Declaration of Import and Export Goods	Administrative Measures of the Customs of the PRC	Long-term
Ningbo Pntech	Business License	Ningbo Haishu Municipal Administration for Market Supervision	Long-term
Ningbo Pntech	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce of the PRC	Long-term
Ningbo Pntech	Archival filing on the Centralized Declaration of Import and Export Goods	Administrative Measures of the Customs of the PRC	Long-term
Zhejiang Skycorp	Business License	Ningbo Haishu Municipal Administration for Market Supervision	Long-term
Zhejiang Pntech	Business License	Ningbo Haishu Municipal Administration for Market Supervision	Long-term
Zhejiang Pntech	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce of the PRC	Long-term
Zhejiang Pntech	Archival filing on the Centralized Declaration of Import and Export Goods	Administrative Measures of the Customs of the PRC	Long-term
Shaoxing Pntech	Business License	Xinchang County Administration for Market Supervision	Long-term
Ningbo Yiqiying	Business License	Ningbo Haishu District Administration for Market Supervision	Long-term
Hubei Nanzhuo	Business License	Hong’an County Administration for Market Supervision	Long-term
Suqian Shuyong	Business License	Shuyang County Administration for Market Supervision	Long-term
Taizhou Shuyong	Business License	Linhai County Administration for Market Supervision	Long-term

On February 17, 2023, the CSRC released a set of new regulations which consist of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Notice, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met certain circumstances are “existing enterprises.” Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancing and other filing matters. In the opinion of our PRC counsel, Han Kun Law Offices, we are required to file with the CSRC within three business days after submitting the application documents for any follow-on securities offering in the U.S., and such offering is contingent upon the completion of our filing with the CSRC. We have duly completed the required filings with the CSRC for our initial public offering in accordance with the requirements under the Trial Measures. The CSRC published the notification on our completion of the required filing procedures for our initial public offering on the CSRC website on April 2, 2024.

However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operating subsidiaries’ operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. The Trial Measures and Notice were newly published and are subject to change from time to time. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We are required to fulfill the Trial Measures filing procedures and report relevant information to the CSRC; and, since the interpretation and implementation of the new regulations are still evolving, we cannot assure you that we will be able to complete the filings for any future offerings, and fully comply with the relevant new rules on a timely basis, if at all.”

As of the date of this annual report, according to our PRC counsel, Han Kun Law Offices, although we are required to complete the filing procedure in connection with our offering (including our initial public offering and any subsequent offering) and listing under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operating subsidiaries’ operations.

Transfers of Cash to and from Our Subsidiaries

We are a holding company with no material operations of our own and do not generate any revenue. We currently conduct all of the operations through Ningbo Skycorp, our wholly owned subsidiary and its subsidiaries. We are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulations on loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Under our current corporate structure, we rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us.

Currently, we make intra-group transactions through our organization in two ways: (1) investments by parent company in its subsidiaries; and (2) internal borrowing and lending between companies. For the year ended September 30, 2025, Greenhash Limited received $68,000 from Skycorp Solar Group Limited for working capital.

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Second Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations. As advised by our PRC counsel, Han Kun Law Offices, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. See “Item 4. Information of the Company — B. Business Overview — Regulation — Regulations Relating to Private Lending.”

We currently do not maintain any cash management policies that dictate the purposes, amounts and procedures form cash transfers among the Company, our subsidiaries, or investors. Rather, as of the date of this annual report, funds can be transferred in accordance with the applicable PRC laws and regulations.

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. See “Item 4. Information of the Company — B. Business Overview — Regulation — Regulations Relating to Dividend Distributions.” For the year ended September 30, 2025, Zhejiang Pntech paid dividend of US$279,220 to certain shareholders. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

In addition, the PRC government regulates and imposes certain restrictions on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. If the foreign exchange management system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of China, and pay dividends in foreign currencies to our shareholders. There can be no assurance that the PRC government will not impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Restrictions on the remittance of RMB into and out of China and governmental regulations on currency conversion may affect the value of your investment.”

Under the EIT Law and its implementation regulations, a 10% PRC withholding tax is generally applicable to dividends payable to investors that are non-resident enterprises, if such dividends are derived from sources within China and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place within China or if the dividends paid have no connection with the non-PRC investor’s establishment or place within China, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC, unless such tax is eliminated or reduced under an applicable tax treaty. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

The Holding Foreign Companies Accountable Act

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act, or HFCAA, may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance (the “MOF”). The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and was making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor, Enrome LLP, the independent registered public accounting firm that issued the audit report included in this annual report, is not subject to the determinations as to the inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021 as they are not on the list published by the PCAOB. As of the date of the annual report, Enrome LLP, headquartered in Singapore, is subject to inspection by the PCAOB on a regular basis.

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of Enrome LLP to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or the sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Our annual report should be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by similar companies. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more carefully in this Item 3.D. “Item 3. Key Information — D. Risk Factors.”

Risks Related to Our Business and Industry

●	Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues and allocate capacity efficiently and in a timely manner.

●	We may encounter difficulties expanding into new businesses or industries, which may affect adversely our results of operations and financial condition.

●	Existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for our products or harm our ability to compete.

●	A drop in the price of electricity sold may harm our business, financial condition, results of operations and prospects.

Risks Related to Our Capital Structure

●	Our dual class share structure with different voting rights may adversely affect the value and liquidity of our Class A Ordinary Shares.

●	Our dual class share structure with different voting rights, as well as the concentration of our share ownership among executive officers, directors and principal shareholders, will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

●	Future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Changes in the economic policies of the PRC may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

●	Uncertainties with respect to the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with no advance notice, which could materially and adversely affect us.

●	We are required to fulfill the Trial Measures filing procedures and report relevant information to the CSRC; and, since the interpretation and implementation of the new regulations are still evolving, we cannot assure you that we will be able to complete the filings for any future offerings and fully comply with the relevant new rules on a timely basis, if at all.

●	The Chinese government has significant oversight and discretion over our operating subsidiaries’ business operations and may intervene or influence our operating subsidiaries’ operations at any time. Actions by the PRC government to exert control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material change in our operating subsidiaries’ operations and our Ordinary Shares could decline in value or become worthless.

●	Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. Any future action or control by the PRC government over offerings conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

●	We may rely on dividends and other distributions on equity paid by our operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

Risks Related to Our Ordinary Shares

In addition to the risks and uncertainties described above, we are subject to risks relating to Ordinary Shares, including, but not limited to, the following:

●	An active trading market for our Ordinary Shares or our Ordinary Shares may not develop and the trading price for our Ordinary Shares may fluctuate significantly.

●	The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

●	If we are unable to continue to meet the listing requirements of Nasdaq, our Class A Ordinary Shares will be delisted.

●	Our management team has limited experience managing a public company.

Risks Related to Our Business and Industry

Our HPC server business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results.

We had certain HPC server customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the fiscal year ended September 30, 2025, there was no HPC server customer that accounted for more than 10% of total revenue for the fiscal year ended September 30, 2025. There was one HPC server customer accounted for 11.31% of the Company’s total revenues for the fiscal year ended September 30, 2024. Three and three major customers, each accounting for more than 10% of the balance of accounts receivable contributed to an aggregate of approximately 67.01% and 65.58% of the total accounts receivable for the fiscal years ended September 30, 2025 and 2024, respectively.

If we cannot maintain long-term relationships with existing major HPC server customers, or develop new HPC server customers from period to period with equivalent terms, the loss of such sales could have an adverse effect on our business, financial condition, and results of operations. In addition, we may not be able to properly identify trends or introduce new products and services to the market as quickly, efficiently, or competitively priced as our competitors. Existing customers may not generate new business for us or make our business uncompetitive with our competitors. If our HPC server customer base decreases, we may not be able to generate sufficient revenue to cover our increased costs and expenses. As a result, our HPC server business and results of operations may be materially and adversely affected.

Our insurance coverage strategy may not be adequate to protect us from all business risks.

We have limited liability insurance coverage for our products and business operations. A successful liability claim against us due to injuries suffered by our customers could materially and adversely affect our financial condition, results of operations and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial costs to us and diversion of our resources.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues and allocate capacity efficiently and in a timely manner.

Our customers generally do not place firm purchase orders until several weeks before the expected shipment date. There is no assurance that there will not be unexpected decreases in firm orders or subsequent changes to placed orders from our customers. In addition, we incur expenses and adjust inventory levels of raw materials and components based on customers’ forecast, and we may be unable to allocate production capacity in a timely manner to compensate for shortfalls in sales. We expect that, in the future, our sales in any quarter will continue to be dependent substantially upon purchase orders received in that quarter. The inability to adjust production costs, to obtain necessary raw materials and components or to allocate production capacity quickly to respond to the demand for our products may affect our ability to maximize results of operations, which may result in a negative impact on the value of your investment in our Class A Ordinary Shares.

If capital resources required for our planned growth or development are not available, we may be unable to successfully implement our business strategy.

Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including long-term and short-term borrowings. Our ability to expand our production facilities and establish advanced technology manufacturing facilities will continue to largely depend on our ability to obtain sufficient cash flow from operations as well as external funding. We expect to make capital expenditures in connection with the development of our business, including investments in connection with new capacity, technological upgrade and the enhancement of capacity value. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. Our results of operations may be affected adversely if we do not have the capital resources to complete our planned growth, or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

●	our growth plan and strategy;

●	manufacturing process and product technologies;

●	market conditions;

●	prices of equipment;

●	costs of construction and installation;

●	interest rates and foreign exchange rates; and

●	social, economic, financial, political and other conditions in China and elsewhere.

If adequate funds are not available on satisfactory terms at appropriate times, we may have to curtail our planned growth, which could result in a loss of customers, adversely affect our ability to implement successfully our business strategy and limit the growth of our business.

We operate in a highly competitive environment and we may not be able to sustain our current market position if we fail to compete successfully.

The markets for our products are highly competitive. We experience pressure on our prices and profit margins, due largely to additional and growing industry capacity from competitors in China. The ability to manufacture on a large scale with greater cost efficiencies is a competitive advantage in our industry. Some of our competitors have expanded through mergers and acquisitions. Some of our competitors have greater access to capital and substantially greater production, research and development, intellectual property, marketing and other resources than we do. Some of our competitors have announced their plans to develop and have already invested substantial resources in new capacity. Our competitors may be able to grasp the market opportunities before us by introducing new products using such capacity. In addition, some of our larger competitors have more extensive intellectual property portfolios than ours, which they may use to their advantage when negotiating cross-licensing agreements for technologies. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

The principal elements of competition in the solar PV and HPC server industries include:

●	price;

●	product performance features and quality;

●	ability to cater to the customers’ evolving demand;

●	ability to reduce production cost;

●	ability to provide sufficient quantity of products to fulfill customers’ needs;

●	research and development, including the ability to develop new technologies;

●	time-to-market; and

●	access to capital and financing ability.

Our ability to compete successfully in the solar PV and HPC server industries also depends on factors beyond our control, including industry and general political and economic conditions as well as currency fluctuations.

We may encounter difficulties expanding into new businesses or industries, which may affect adversely our results of operations and financial condition.

We may decide to expand into new businesses or industries in the future and may encounter difficulties and face risks in connection with such expansion. We cannot assure you that our expansion into new businesses will be successful, as we may have limited experience in such industries. We cannot assure you that we will be able to generate sufficient profits to justify the costs of expanding into new businesses or industries. Any new business in which we invest or which we intend to develop may require our additional capital investment, research and development efforts, as well as our management’s attention. If such new business does not progress as planned, our results of operations and financial condition may be affected adversely.

We may undertake mergers, acquisitions or investments to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers, acquisition or investments.

We may evaluate opportunities to acquire or invest in other businesses or existing businesses, intellectual property or technologies and expand the breadth of markets we can address or enhance our technical capabilities. Mergers, investments or acquisitions that we may enter into in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

●	problems integrating the acquired operations, technologies or products into our existing business and products;

●	diversion of management’s time and attention from our core business;

●	conflicts with joint venture partners;

●	adverse effect on our existing business relationships with customers;

●	need for financial resources above our planned investment levels;

●	failures in realizing anticipated synergies;

●	difficulties in retaining business relationships with suppliers and customers of the acquired company;

●	risks associated with entering markets in which we lack experience;

●	potential loss of key employees of the acquired company; and

●	potential write-offs of acquired assets.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment will likely require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future success and ability to implement our business strategy depends, in part, on our ability to attract and retain key personnel, and on the continued contributions of members of our senior management team and key technical personnel, each of whom would be difficult to replace. All of our employees, including our senior management, are free to terminate their employment relationships with us at any time. Competition for highly skilled individuals with technical expertise is extremely intense, and we face challenges of identifying, hiring and retaining qualified personnel in many areas of our business. Integrating new employees into our team could prove disruptive to our operating subsidiaries’ operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to retain our senior management and other key personnel or to attract additional qualified personnel could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to adequately protect and maintain our intellectual property.

Our success will depend on our ability to continue to develop and market our products. We have been granted 58 patents, 33 trademarks, 25 copyrights, and one domain name in China relating to our products. No assurance can be given that such patents will not be challenged, invalidated, infringed or circumvented, or that such intellectual property rights will provide a competitive advantage to us. Also, litigation may be necessary to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be in our favor and any success in litigation may not be able to adequately protect our rights. Such litigation may be costly and divert management attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain and even if we are successful in such litigation, it may not provide us with an effective remedy.

Other technology developments in solar PV products could render our products uncompetitive or obsolete.

We currently manufacture solar PV products primarily using mechanical and semi-automated technology, which are currently the most commonly used manufacturing technologies. We may face competition from solar PV product manufacturers utilizing alternative fully automated technologies. In addition, new materials may, in the future, gain wider market acceptance than traditional materials for application in certain solar energy solutions, such as new conductive materials and outdoor durable plastic raw materials. Failure to further refine our mechanical technology or any other alternative technology could render our products uncompetitive or obsolete, which in turn could cause our sales and revenues to decline. Moreover, if the various alternative fully automated technologies currently commercially available or in the research and development stage are developed to have better performance-to-price ratios and begin mass production, such technologies may pose a great challenge to cost-effective power transmission. Even though we seek to remain competitive through research and development, we may invest in research and development in certain technologies that do not come to fruition.

If we cannot successfully introduce, develop or acquire advanced technologies, our profitability may suffer.

Technology and industry standards in the solar PV industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we must develop or acquire advanced manufacturing process technologies and build advanced technology manufacturing plants to lower production costs and enable the timely release of new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We may undertake in the future a number of significant capital expenditures for advanced technology manufacturing facilities and new capacity subject to market demand and our overall business strategy. However, we cannot assure you that we will be successful in completing our planned growth or in the development of other future technologies for our advanced technology manufacturing plants, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

If demand for our products does not continue to grow or grows at a slower rate than we anticipate, our solar PV products and HPC servers businesses will suffer.

Our future success depends on continued demand for our products and the ability to meet this demand. The solar PV industry and HPC server industry are evolving industries that have experienced substantial changes in recent years, and we cannot be certain that consumers and businesses will continue to choose our products at levels sufficient to grow our business. Suppose the demand for solar energy or HPC servers fails to develop sufficiently, demand for our products will decrease, which would have an adverse impact on our ability to increase our revenue and grow our business.

Existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for our products or harm our ability to compete.

Chinese and foreign government regulations and policies concerning the broader electric utility industry, as well as internal policies and regulations promulgated by electric utilities and organized electric markets with respect to fees, practices, and rate design, heavily influence the market for electricity generation products and services. These regulations and policies often affect electricity pricing and the interconnection of generation facilities, and can be subject to frequent modifications by governments, regulatory bodies, utilities and market operators. For example, changes in fee structures, electricity pricing structures, and system permitting, interconnection and operating requirements can deter purchases of renewable energy products, including solar energy systems, by reducing anticipated revenues or increasing costs or regulatory burdens for would-be system purchasers. The resulting reductions in demand for solar energy systems could harm our business, prospects, financial condition and results of operations.

Changes in other current laws or regulations applicable to us or the imposition of new laws, regulations or policies in China, Southeast Asia, or other jurisdictions in which we do business could have a material adverse effect on our business, financial condition and results of operations. Any changes to government, utility or electric market regulations or policies that favor electric utilities, non-solar generation, or other market participants, or that make construction or operation of new solar generation facilities more expensive or difficult, could reduce the competitiveness of solar energy systems and cause a significant reduction in demand for our products and services and adversely impact our growth. In addition, changes in our products or changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. Any such event could have a material adverse effect on our business, financial condition and results of operations.

A drop in the price of electricity sold may harm our business, financial condition, results of operations and prospects.

Decreases in the price of electricity, whether in organized electric markets or with contract counterparties, may negatively impact the owners of the solar energy projects or make the purchase of solar energy systems less economically attractive and would likely lower sales of our solar PV products. The price of electricity could decrease as a result of:

●	construction of a significant number of new, lower-cost power generation plants, including plants utilizing natural gas, renewable energy or other generation technologies;

●	relief of transmission constraints that enable distant, lower-cost generation to transmit energy less expensively or in greater quantities;

●	reductions in the price of natural gas or other fuels;

●	utility rate adjustment and customer class cost reallocation;

●	decreased electricity demand, including from energy conservation technologies and public initiatives to reduce electricity consumption;

●	development of smart-grid technologies that lower the peak energy requirements;

●	development of new or lower-cost customer-sited energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times; and

●	development of new energy generation technologies that provide less expensive energy.

If the cost of electricity generated by solar energy installations incorporating our products is high relative to the cost of electricity from other sources, then our business, financial condition and results of operations may be harmed.

We may incur obligations, liabilities or costs under environmental, health and safety laws, which could have an adverse impact on our business, financial condition and results of operations.

We are required to comply with PRC laws and regulations regarding the protection of the environment and health and safety. Adoption of more stringent laws and regulations in the future could require us to incur substantial costs to come into compliance with these laws and regulations. In addition, violations of, or liabilities under, these laws and regulations may result in restrictions being imposed on our operating activities or in our being subject to adverse publicity, substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, cleanup costs, or other costs. We may become liable under certain of these laws and regulations for costs to investigate or remediate contamination if any at properties we own or operate. Liability under these laws and regulations can be imposed on a joint and several bases and without regard to fault or the legality of the activities giving rise to the contamination conditions. In addition, future developments such as more aggressive enforcement policies or the discovery of presently unknown environmental conditions may require expenditures that could have an adverse effect on our business, financial condition, and results of operations.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers.

As a public company, we are subject to the reporting requirements of the Exchange Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations. We may need to hire more employees in the future which would increase our costs and expenses.

The disruption of supply or shortage of components and materials could increase our cost of revenues and adversely affect our business, financial condition, and results of operation.

We may experience supply interruption and/or shortages relating to components and raw materials, which could materially and adversely impact our business, prospects, financial condition and operating results. We use various components and raw materials in our business, such as servers, photovoltaic cable, and photovoltaic connectors. While we have not in the past experienced material fluctuations or volatility in the cost of raw materials required to make our products, we may in the future experience such fluctuations, including for reasons beyond our control. Factors affecting supply and price include variables such as competition, supply and distribution challenges, customer demand, governmental policies and other factors that are generally unpredictable and beyond our control, among others, any of which could adversely affect our business and operating results. Any attempts by us to increase our product prices in response to supply interruption could result in decrease in sales and therefore materially and adversely affect our brand, image, business, prospects and operating results.

We have engaged in the past in related party transactions, which may result in adverse effects to our business, financial condition and results of operations.

We have engaged in the past in related party transactions, making loans to certain of our executive officers and directors, and BVI shareholders. Specifically, as of September 30, 2025 and September 30, 2024, $4,177,987 and $2,314,477 were due from related parties, respectively. Among these, nil and $2,193,086 were due from Weiqi Huang, our Chairman of the Board of Directors and Chief Executive Officer; and $1,219,885 and nil were due from Gaokai Zhang, our shareholder, respectively, during the same periods. As of the date of this annual report, the remaining balance due from Gaokai Zhang is nil. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for additional information.

Related party transactions may present conflicts of interest, could result in disadvantages to our Company, and may impair investor confidence. Related party transactions could also cause us to become materially dependent on related parties in the ongoing conduct of our business, and related parties may be motivated by personal interests to pursue courses of action that are not necessarily in the best interests of our Company and our shareholders. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. Our affiliates may economically benefit from our arrangements with related parties. If we engage in related party transactions on unfavorable terms, our business, financial condition, and results of operations may be negatively impacted.

Risks Relating to Our Capital Structure

Our dual class share structure with different voting rights may adversely affect the value and liquidity of our Class A Ordinary Shares.

We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of our Class A Ordinary Shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of a multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case, the market price and liquidity of our Class A Ordinary Shares could be adversely affected.

Our dual class share structure with different voting rights, as well as the concentration of our share ownership among executive officers, directors and principal shareholders, will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have adopted a dual class share structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to thirty-five (35) votes. Each Class B Ordinary Share is convertible into one Class A Ordinary share at any time by the holder thereof. Our Class A Ordinary Shares are not convertible into our Class B Ordinary Shares under any circumstances. Only our Class A Ordinary Shares are listed on Nasdaq.

As of the date of this annual report, Mr. Weiqi Huang, our Chief Executive Officer and Chairman of the board will beneficially own all of our issued and outstanding Class B Ordinary Shares, which will constitute approximately 97% of the total voting power. As a result of this dual class share structure and the concentration of control, Mr. Weiqi Huang has significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions as of the date of this annual report. This concentration of control may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This voting structure will also limit your ability to influence corporate matters and could discourage investors from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares.

We may issue additional Class B Ordinary Shares in the future in connection with future financings, strategic transactions, equity incentive plans, or otherwise. Any such issuance could result in dilution to existing holders of our Class A Ordinary Shares.

In addition, since Class B Ordinary Shares carry greater voting rights than Class A Ordinary Shares, any future issuances of Class B Ordinary Shares could have the effect of further concentrating voting power in certain shareholders. This may reduce the influence of Class A Ordinary Shareholders over matters requiring shareholder approval.

There can be no assurance as to when or if we will issue additional Class B Ordinary Shares, or the terms of any such issuance. However, any such future issuances could materially and adversely affect the market price of our Class A Ordinary Shares and dilute the interests of existing Class A Ordinary Shareholders.

Risks Related to Doing Business in China

Changes in the economic policies of the PRC may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

All of our operating subsidiaries’ operations are conducted in China. A majority of our revenues are sourced from Asia, representing 85% and 89% of our total revenues for the fiscal years ended September 30, 2025 and 2024, respectively, among which 73% and 80% of our total revenues derived from mainland China for the same years. Accordingly, our financial condition and results of operations are affected to a significant extent by the economic environment in the PRC.

The PRC economy has experienced significant growth in the past four decades, however, there can be no assurance that such growth will continue. As such, our future success is, to some extent, dependent on the economic conditions in China, and any significant downturn in market conditions may materially and adversely affect our business prospects, financial condition, results of operations and prospects.

Uncertainties with respect to the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with no advance notice, which could materially and adversely affect us.

The legal system of China is based on written statutes and their legal interpretations by the Standing Committee of the PRC National People’s Congress (“SCNPC”). Previous court decisions may be cited for reference but have limited precedential value. Since 1979, the regulatory authority of China has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, since these laws and regulations are relatively new and can change quickly with no advance notice, and the Chinese legal system continues to rapidly evolve, the interpretation and of these laws and regulations may not be uniform and the enforcement of these laws and regulations involve uncertainties, which could result in a material change in our operating subsidiaries’ operations and/or the value of our Ordinary Shares. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims.

We are required to fulfill the Trial Measures filing procedures and report relevant information to the CSRC; and, since the interpretation and implementation of the new regulations are still evolving, we cannot assure you that we will be able to complete the filings for any future offerings, and fully comply with the relevant new rules on a timely basis, if at all.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law, which emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. This opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date hereof, no official guidance or related implementation rules have been issued. As a result, the opinions remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

On December 24, 2021, the CSRC published the Draft Administrative Provisions and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Filing Measures”). The Draft Administrative Provisions and the Draft Filing Measures lay out requirements for filing and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation.

On February 17, 2023, the CSRC released a set of new regulations which consists of the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. On the same date, the CSRC also released the Notice. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Notice, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met certain circumstances are “existing enterprises.” Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancing and other filing matters. In the opinion of our PRC counsel, Han Kun Law Offices, we are required to file with the CSRC within three business days after submitting the application documents for any follow-on securities offering in the U.S., and such offering is contingent upon the completion of our filing with the CSRC. We have duly completed the required filings with the CSRC for our initial public offering in accordance with the requirements under the Trial Measures. The CSRC published the notification on our completion of the required filing procedures for our initial public offering on the CSRC website on April 2, 2024.

However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in a relevant business or conducting any offering, and these risks could result in a material adverse change in our operating subsidiaries’ operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. The Trial Measures and Notice were newly published and are subject to change from time to time. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or become worthless.

The M&A Rules and certain other PRC regulations establish additional procedures for some acquisitions of Chinese companies by foreign investors, which could create certain obstacles for us to pursue growth through acquisitions in China.

The Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”) adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming. For example, the M&A Rules require that the PRC Ministry of Commerce, or the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008 and latest amended in 2022, together with the Provisions of the State Council on Notification Thresholds for Concentrations Between Undertakings (2024 revision), requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB 12 billion and at least two of these operators each had a turnover of more than RMB 800 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB 4 billion, and at least two of these operators each had a turnover of more than RMB 800 million within China) must be cleared by MOFCOM before they can be completed.

Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may expand our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise expose us or our shareholders who are Chinese residents to liabilities or penalties.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation have been constantly evolving. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment-related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulations on loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries or may make additional capital contributions to our PRC subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC subsidiaries cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE.

We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with or approval by the MOFCOM or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and the use of the proceeds. On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our offering to fund our PRC operating subsidiaries, to invest in or acquire any other PRC companies through our PRC Subsidiaries, which may adversely affect our business, financial condition and results of operations.

The Chinese government has significant oversight and discretion over our operating subsidiaries’ business operations and may intervene or influence our operating subsidiaries’ operations at any time. Actions by the PRC government to exert control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material change in our operating subsidiaries’ operations, and our Ordinary Shares could decline in value or become worthless.

Our business is subject to supervision and regulation by the relevant PRC governmental authorities, including but not limited to the SAMR and the State Administration for Industry and Commerce. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations. The PRC government has significant oversight and discretion over the conduct of our operating subsidiaries’ business operations and may intervene or influence our operating subsidiaries’ operations at any time. If we are deemed to be not in compliance with these requirements, we may be subject to fines and other administrative penalties from the relevant PRC government authorities. In case of our failure to rectify our noncompliance within the required period by the relevant PRC government authorities, we may be forced to suspend our operation.

Existing and new laws and regulations may be enforced from time to time and the interpretation and implementation of current and any future PRC laws and regulations applicable to us are subject to evolving. If the PRC government promulgates new laws and regulations that impose additional restrictions on our operating subsidiaries’ operations, or tightens enforcements of existing or new laws or regulations, it has the authority, among other things, to levy fines, confiscate income, revoke business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. As a result, our business, reputation, value of our ordinary shares, financial condition and results of operations may be materially and adversely affected.

The Chinese government has exerted more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. Any future action or control by the PRC government over offerings conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. Our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry, and we do not believe we are among the “operator of critical information infrastructure,” “data processor,” “online platform operators,” or “data handler” as mentioned above. However, since the Measures for Cybersecurity Review (2021 version) was newly adopted and the Network Internet Data Protection Draft Regulations (draft for comments) is in the process of being formulated, it is unclear how it will be interpreted, amended, and implemented by the relevant PRC governmental authorities. Thus, we cannot assure you that we will not be deemed as the “operator of critical information infrastructure,” “data processor,” “online platform operators,” or “data handler” as mentioned above. We believe that, as of the date of this annual report, the Company and its subsidiaries, (1) are not required to obtain permissions or approvals from any PRC authorities to operate or issue our Ordinary Shares to foreign investors, and (2) are not subject to permission requirements from the CSRC, the CAC or any other entity that is required to approve of our operations. As of the date of this annual report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and have not received any requirements to obtain permissions from any PRC authorities to issue our Ordinary Shares to foreign investors or were denied such permissions by any PRC authorities. Uncertainties still exist due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On July 10, 2021, the CAC issued the Measures for public comments, according to which, among others, an “operator of critical information infrastructure” or a “data processor,” who has personal information of more than one million users and is going to list in foreign countries, must report to the relevant cybersecurity review office for a cybersecurity review. On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021 version) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020 version). Measures for Cybersecurity Review (2021 version) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On November 14, 2021, the CAC published the Data Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Data Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Administration, which came into effect on January 1, 2025. These regulations provide more detailed guidance on how to implement the general legal requirements under legislations such as the Cybersecurity Law, Data Security Law and the Personal Information Protection Law. The Regulations on Network Data Security Administration requires that network data processors conducting data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations. Measures for the Security Assessment of Outbound Data Transfers promulgated by the CAC took effect on September 1, 2022 and the provisions in the Guide to Applications for Security Assessment of Outbound Data Transfers (Third Edition) took effect in June 2025. According to the rule, a data processor is required to apply to the national cyberspace administration for security assessment of outbound data transfer through local provincial cyberspace administration, if the data processor provides important data abroad.

In addition, on September 28, 2023, CAC published the Provisions on Regulating and Promoting Cross-border Data Transfer (Draft for Comments), or the Cross-border Data Transfer Provisions. The Cross-border Data Transfer Provisions provide certain exemptions from obligations under the circumstances of cross-border data transfer, including, among others, the obligations for data security assessment, concluding a standard contract for provision of personal information abroad or passing the certification for personal information protection. However, the Cross-border Data Transfer Provisions were released for public comment only and their provisions and anticipated adoption date are subject to change, and their interpretation and implementation remain uncertain.

On October 14, 2025, the CAC issued the Measures for the Certification of Personal Information Protection for Cross-Border Data Transfers, which came into effect on January 1, 2026. The measures apply to activities related to the certification of personal information protection for cross-border data transfers conducted within China. The measures outline provisions regarding the definition, scope of application, certification procedures, and filing requirements for professional certification bodies involved in personal information protection certification for outbound personal information transfer.

As of the date of this annual report, neither we nor our operating subsidiaries have been involved in any investigations on cybersecurity review initiated by any regulatory authority, nor has any of them received any inquiry, notice, or sanction. We believe that our operating subsidiaries’ operations and listing will not be affected by both the Measures for Cybersecurity Review (2021 version) or the Regulations on Network Data Security Administration, and that we will not be subject to cybersecurity review by the CAC for our offering, given that: (i) we do not possess personal information of more than one million individuals in our business operations as of the date of this annual report and do not anticipate that we will be collecting over one million users’ personal information in the near future; (ii) as a company that primarily in the provision of solar PV products and HPC servers, our operating subsidiaries in China are unlikely to be classified as a critical information infrastructure operator by the regulatory agencies, and we have not been informed as an operator of critical information infrastructure by any government authorities; (iii) data processed in our business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. However, the relevant regulatory authorities of China may take a view that is contrary to or otherwise different from the opinion stated above. The enforcement as to how the Measures for Cybersecurity Review (2021 version) and the Regulations on Network Data Security Administration will be interpreted or implemented, and whether the regulatory agencies of China, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures for Cybersecurity Review (2021 version) and the Regulations on Network Data Security Administration are subject to change. If any such new laws, regulations, rules, or implementation and interpretation come into effect and may have an adverse effect on us, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review in the future. During such review, we may be required to suspend our operating subsidiaries’ operation or experience other disruptions to their operations. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial condition, and results of operations.

Under the PRC Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and as amended in December 2018, an enterprise established outside of China with “de facto management bodies” within China is considered a Chinese “resident enterprise” for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China, or the SAT, issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to this notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in China; and (iv) all of its directors with voting rights or senior management reside in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders. Because all of our operating subsidiaries’ operations and senior management are located within the PRC and are expected to remain so for the foreseeable future, we may be considered a PRC resident enterprise for enterprise income tax purposes and therefore subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we conduct our sales in China. However, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiary would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to clause 26 of the EIT Law. Second, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our ordinary shares, or the gain our non-PRC shareholders may realize from the transfer of our ordinary shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes are subject to change from time to time. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, or if non-PRC shareholders are required to pay PRC income tax on gains on the transfer of their ordinary shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with our initial public offering, we are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments.

Although we believe, to date, we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Restrictions on the remittance of RMB into and out of China and governmental regulations on currency conversion may affect the value of your investment.

The PRC government regulates and imposes certain restrictions on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange administration system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

We may rely on dividends and other distributions on equity paid by our operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands, and we operate our businesses through our operating subsidiaries. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from the PRC subsidiaries. If the PRC subsidiaries incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of our subsidiaries in the PRC calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to regulations or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

The transfer of funds and assets among Skycorp Cayman and its subsidiaries is subject to restrictions. The PRC government regulates the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Restrictions on the remittance of RMB into and out of China and governmental regulations on currency conversion may affect the value of your investment.” In addition, the EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to regulations or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

Our business may be materially and adversely affected if any of our PRC subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC subsidiaries hold certain assets that are important to our business operations. If our PRC subsidiaries undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operating subsidiaries’ operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China, or the PBOC regularly supervise the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law, or the Labor Contract Law, was first adopted on June 29, 2007 and later amended on December 28, 2012. The Labor Contract Law has reinforced the protection of employees who have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our buyers by increasing the prices of our products and services, our financial condition and results of operations would be materially and adversely affected.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Pursuant to the Social Security Law of the PRC, which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, employers shall pay the basic pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for all eligible employees. Our PRC subsidiaries have been making social security premium payments at least at the minimum wage level for all eligible employees.

In accordance with the Regulations on Management of Housing Provident Fund, which were promulgated by the PRC State Council on April 3, 1999, and last amended on March 24, 2002, employers must register at the designated administrative centers and open bank accounts for employees’ housing funds deposits. Employers and employees are also required to pay and deposit housing funds, in an amount no less than 5% of the monthly average salary of each of the employees in the preceding year in full and on time. Our PRC subsidiaries have opened bank accounts for its employees’ housing funds deposits, and deposited housing funds at least at the minimum wage level for all eligible employees.

The applicable PRC laws and regulations on employee benefits stipulate that employers shall be responsible for making social security premium payments and housing provident funds contributions based on the actual wage paid to employees. In practice, given the different economic development levels in different regions, the relevant employment benefit regulations have not been implemented consistently by local governments in China, and each provincial or municipal governing Social Security Bureau has its own discretion to enforce the compliance of these regulations by employers.

In respect of the social insurance, our PRC legal counsel, Han Kun Law Offices, has advised that, if an enterprise fails to pay the full amount of the social insurance contributions as legally required, the social insurance authority may order it to pay the outstanding amount of the social insurance contributions within a prescribed time limit and may impose a late fee at a daily rate of 0.05% of the outstanding amount, accruing from the date when the social insurance contributions were due. If the enterprise still fails to make such payment within the prescribed time, the social insurance authority may further impose an additional fine ranging from one to three times of the total outstanding balance. In respect of the housing provident fund, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the housing provident fund contributions as legally required, the housing provident fund authority may order it to pay the outstanding amount of the housing provident fund within a prescribed time limit. If the enterprise still fails to make such payment within the prescribed time, the housing provident fund authority may apply for an order from the relevant people’s courts to make such payment. As of the date of this annual report, our PRC subsidiaries have not received any notification from the PRC governmental authorities requiring us to pay any outstanding amount of the social insurance and housing provident fund contributions. In the event that our PRC subsidiaries are notified to make sufficient contributions, we have to pay the outstanding amount plus late fee or fines in relation to the underpaid employee benefits. The financial condition and results of operations of us and our PRC subsidiaries may be adversely affected.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, our offering and our reputation and could result in a loss of your investment in our Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our ordinary shares could be rendered worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the annual report based on foreign law. It may also be difficult for you or overseas regulators to conduct investigations based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, all of our operating subsidiaries’ operations are conducted in China and all of our assets are located in China. In addition, all of our senior executive officers, Mr. Weiqi Huang, Ms. Zhe Liang, Mr. Jiye He, and Mr. Xufeng Lu, are located in the PRC. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of U.S. securities laws or those of any U.S. state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While the detailed interpretation of or implementing of rules under Article 177 have to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties faced by you in protecting your interests.

Our financial and operating performance may be adversely affected by general economic conditions, natural catastrophic events, epidemics, and public health crises that impact the solar PV energy and HPC server industries.

Our operating results will be subject to fluctuations based on general economic conditions, in particular those conditions that impact the solar PV energy and HPC server industries. Deterioration in economic conditions could cause decreases in both volume and reduce and/or negatively impact our short-term ability to grow our revenues. Further, any decreased collectability of accounts receivable or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

Our business is subject to the impact of natural catastrophic events such as earthquakes, floods or power outages, political crises such as terrorism or war, and public health crises, such as disease outbreaks, epidemics, or pandemics in the U.S. and other business locations world widely. Our customers may experience financial distress, filing for bankruptcy protection, going out of business, or suffering disruptions in their business due to the coronavirus outbreak; as a result, our revenues may be impacted. The extent to which the epidemics impacts our operating subsidiaries’ operations will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the epidemics and the actions taken by governments and private businesses. However, it is unlikely to result in a material adverse impact on our business, results of operations and financial condition at least for the near term.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the HFCAA was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the HFCAA, including the identification process and the trading prohibition requirements.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB announced that it had signed the SOP with the CSRC and the MOF. The SOP Agreement establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and was making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor, Enrome LLP, the independent registered public accounting firm that issued the audit report included in this annual report, is subject to PCAOB inspections. Enrome LLP is headquartered in Singapore and there are no limitations in Singapore on PCAOB inspections. Therefore, the Company believes that, as of the date of this annual report, its auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in mainland China or Hong Kong. However, to the extent that the Company’s auditor’s work papers may, in the future, become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. In addition to subjecting the Company’s securities to the possibility of being prohibited from trading or delisted from a US exchange, the inability of the PCAOB to conduct inspections of the Company’s auditors’ work papers in China would make it more difficult to evaluate the effectiveness of its auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, the Company’s investors would be deprived of the benefits of the PCAOB’s oversight of its auditor through such inspections and they may lose confidence in the Company’s reported financial information and procedures and the quality of its financial statements. The Company cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to it. Such uncertainty could cause the market price of the Company’s Ordinary Shares to be materially and adversely affected.

Our Hong Kong subsidiary is currently an intermediate holding company with no business operations. However, the PRC laws and regulations governing businesses in the PRC may also be applicable to our business operations in Hong Kong.

As of the date of this annual report, our Hong Kong subsidiary is currently an intermediate holding company with no business operations. However, the PRC laws and regulations governing businesses in the PRC may also be applicable to our business operations in Hong Kong. These laws are sometimes vague and uncertain, and as a result, the legal and operational risks of operating in China could extend to businesses operating in Hong Kong, including any future operations of our Hong Kong subsidiary.

We may become subject to a variety of PRC laws and regulations, such as those regarding privacy, data security, cybersecurity, and data protection, which may also apply to any future operations in Hong Kong. These laws and regulations are continuously evolving and developing, and the scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

The national laws adopted by the PRC are generally not applicable to Hong Kong according to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which came into effect on July 1, 1997. The Basic Law is the constitutional document of Hong Kong, as it sets out the PRC’s basic policies regarding Hong Kong. The principle of “one country, two systems,” which is a prominent feature of the Basic Law, dictates that Hong Kong will retain its unique common law and capitalist system for 50 years after the handover in 1997. Under the principle of “one country, two systems,” Hong Kong’s legal system, which is different from that of the PRC, is based on the common law supplemented by statutes.

According to Article 18 of the Basic Law, national laws adopted by the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws in relation to the national flag, national anthem, and diplomatic privileges and immunities. Further, there is no legislation stating that the laws in Hong Kong should be commensurate with those in the PRC. Despite the foregoing, the legal and operational risks of operating in China could still apply to any future business operations in Hong Kong.

There remains uncertainty as to how the various PRC laws will be interpreted or implemented and whether the PRC regulatory agencies may adopt new laws, regulations, rules, or detailed implementation and interpretation related to various laws, and as to the applicability of PRC laws to any future business operations in Hong Kong. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. However, there can be no assurance that any new PRC laws, regulations, rules, implementation, or interpretation will not have an adverse effect on any future business operations of our Hong Kong subsidiary.

Risks Related to Ordinary Shares

An active trading market for our Ordinary Shares or our Ordinary Shares may not develop and the trading price for our Ordinary Shares may fluctuate significantly.

Prior to our initial public offering, there has been no public market for our Ordinary Shares. Our Ordinary Shares have been approved for listing on the Nasdaq Capital Market. If an active trading market for the Ordinary Shares does not develop after our initial public offering, the market price and liquidity of the Ordinary Shares will be materially and adversely affected. The initial public offering price for our Ordinary Shares was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our Ordinary Shares will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their Ordinary Shares.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performance of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	regulatory developments affecting us or our industry;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the market for hash power sever and solar PV products;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding shares;

●	negative publicity regarding Chinese listed companies; and

●	sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we are unable to continue to meet the listing requirements of Nasdaq, our Class A Ordinary Shares will be delisted.

On October 30, 2025, we received a notice from the Nasdaq Stock Market LLC, stating that our Class A Ordinary Shares fail to comply with the US$1.00 minimum bid price requirement for continued listing on Nasdaq in accordance with Nasdaq Listing Rule 5550(a)(2) based upon the closing bid price of the Class A Ordinary Shares for the 30 consecutive business days prior to the date of the notice, and we were given an initial compliance period of 180 calendar days, or until April 28, 2026, to regain compliance.

If we are unable to achieve and maintain compliance with such listing standards or other Nasdaq listing requirements in the future, our Class A Ordinary Shares could be delisted from Nasdaq. A delisting of our Class A Ordinary Shares and our inability to list on another national securities market could negatively impact us by: (i) reducing the liquidity and market price of our Class A Ordinary Shares; (ii) reducing the number of investors willing to hold or acquire our Class A Ordinary Shares, which could negatively impact our ability to raise equity financing; (iii) limiting our ability to use certain registration statements to offer and sell freely tradable securities, thereby limiting our ability to access the public capital markets; and (iv) impairing our ability to provide equity incentives to our employees.

Our management team has limited experience managing a public company.

Most of the members of our management team have limited experience in managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage their new roles and responsibilities. As a public company, we are subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sales will have on the market price of our Ordinary Shares. In addition, if we issue additional Ordinary Shares, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our Company would be diluted and this, in turn, would have an adverse effect on the price of our Ordinary Shares. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to shorten our Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings after our initial offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source of any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased our Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment.

You must rely on the judgment of our management as to the use of the net proceeds from our initial public offering, and such use may not produce income or increase our share price.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from our initial public offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as us will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the fiscal year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. We will make this determination following the end of any particular tax year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow one or more of our shareholders holding shares together representing in aggregate at least 10% of the rights to vote at such general meeting, to requisition a general meeting of our shareholders and the requisition must be in writing, in which case our directors are obliged to call such meeting. Advance notice of at least seven clear days is required for the convening of a general meeting. A quorum required for a general meeting is (a) if the Company has only one member: that member; (b) if the Company has more than one member, one or more members holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. For these purposes, “clear days” means that period of calendar days excluding (a) the calendar day when the notice is given or deemed to be given and (b) the calendar day for which it is given or on which it is to take effect.

Newly enacted Economic Substance Legislation in the Cayman Islands may have an impact on the Company.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Act, we believe that our Company is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company is a “pure equity holding company,” it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, all of our current directors and officers are located in the PRC. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Corporate History

Skycorp Cayman (formerly known as Skycorp Digital Holdings Group Limited) was incorporated under the laws of the Cayman Islands as an exempted company on January 19, 2022, for the purposes of effectuating our offering, and is currently not engaging in any business. We commenced our business through Ningbo Skycorp formed in April 2011 and conducted our operating subsidiaries’ operations in China through Ningbo Skycorp and its subsidiaries. This is an offering of the ordinary shares of the Cayman Islands holding company. You may never hold equity interests in the operating PRC subsidiaries. Skycorp Cayman controls its PRC subsidiaries through equity ownership. We do not use a variable interest entity structure.

Skycorp BVI was established in the British Virgin Islands on February 16, 2022. Skycorp BVI is a wholly owned subsidiary of Skycorp Cayman and a holding company currently not actively engaging in any business.

GreenHash Limited was incorporated on March 30, 2022 under the laws and regulations in Hong Kong. GreenHash Limited is a wholly owned subsidiary of Skycorp BVI and a holding company currently not actively engaging in any business.

PN Skycorp was incorporated under the laws of the State of Delaware, United States, on April 24, 2025. PN Skycorp is a wholly owned subsidiary of Skycorp BVI and a holding company currently not actively engaging in any business.

PN Solar was incorporated under the laws of the State of Texas, United States, on May 15, 2025. PN Solar is a wholly owned subsidiary of PN Skycorp and currently is not actively engaged in any business.

Ningbo WFOE was established on June 29, 2023 under the laws of the PRC. Ningbo WFOE is a wholly owned subsidiary of GreenHash Limited and a holding company not actively engaging in any business.

Nanjing WFOE was established on July 14, 2020 under the laws of the PRC. Nanjing WFOE is a wholly owned subsidiary of GreenHash Limited and a holding company not actively engaging in any business.

Ningbo Skycorp was established on April 26, 2011 under the laws of the PRC. Ningbo Skycorp is 49% owned by Ningbo WFOE and 51% owned by Nanjing WFOE and is our operating entity for HPC severs and solar PV products.

Nanjing Skycorp was established on July 21, 2025 under the laws of the PRC. Nanjing Skycorp is 49% owned by Ningbo WFOE and 51% owned by Nanjing WFOE and is engaged in the production and supply of electricity and heat.

Ningbo Skycorp Electric Power was established on September 3, 2025 under the laws of the PRC. Ningbo Skycorp Electric Power is a wholly owned subsidiary of Ningbo WFOE and is engaged in photovoltaic power station investment and construction and photovoltaic power generation.

Ningbo Pntech was established on April 22, 2011 under the laws of the PRC. Ningbo Pntech is a 75% owned subsidiary of Ningbo Skycorp, and is our operating entity engaging in the provision of solar PV products. The remaining 25% equity interest of Ningbo Pntech was owned as to 12.5% by a third-party individual Mr. Qingqing Shen and 12.5% by Mr. Xufeng Lu, our CTO.

Ningbo Zhuoxing was established on April 16, 2025 under the laws of the PRC. Ningbo Zhuoxing is 60% owned by Ningbo Skycorp and is engaged in international freight forwarding, export customs declaration, and related services.

Taizhou Yilu was established on August 25, 2025 under the laws of the PRC. Taizhou Yilu is a wholly owned subsidiary of Ningbo Skycorp and is not actively engaged in any business.

Zhejiang Pntech was established on April 26, 2021 under the laws of the PRC. Zhejiang Pntech is a 65% owned subsidiary of Ningbo Skycorp and is our operating entity engaging in the manufacture and sale of solar PV products. The remaining 35% equity interest of Zhejiang Pntech was owned as to 30% by Mr. Xufeng Lu, our CTO, and 5% by a third-party individual Ms. Fangyuan Qiu.

Zhejiang Skycorp was established on April 23, 2015 under the laws of the PRC. Zhejiang Skycorp is a wholly owned subsidiary of Ningbo Skycorp and is our operating entity engaging in the sale of HPC servers.

Ningbo Dcloud Information was established on July 27, 2015 under the laws of the PRC. Ningbo Dcloud Information is a wholly owned subsidiary of Ningbo Skycorp and is our operating entity engaging in the sale of HPC servers.

Huangshan Qiyu New Energy Co., Ltd. (“Huangshan Qiyu”), a former wholly owned subsidiary of Zhejiang Pntech established on March 27, 2024 under the laws of the PRC, was dissolved in Feburary, 2025.

Pntech (Shaoxing) New Energy Co., Ltd (“Shaoxing Pntech”) was established on June 27, 2024 under the laws of the PRC. Shaoxing Pntech is 51% owned by Zhejiang Pntech and 49% owned by Zhejiang Skycorp and is not actively engaged in any business.

Ningbo Yiqiying New Energy Co., Ltd. (“Ningbo Yiqiying”) was established on May 11, 2023 under the laws of the PRC. Ningbo Yiqiying has been 50% owned by Zhejiang Pntech since May 11, 2023 and is engaged in power station investment.

Hubei Nanzhuo New Energy Co., Ltd. (“Hubei Nanzhuo”) was established on October 23, 2023 under the laws of the PRC. Hubei Nanzhuo has been 50% owned by Zhejiang Pntech since July 17, 2024 and is not actively engaged in any business.

Suqian Shuyong New Energy Co., Ltd. (“Suqian Shuyong”) was established on March 19, 2024 under the laws of the PRC. Suqian Shuyong has been 50% owned by Zhejiang Pntech since March 19, 2024 and is not actively engaged in any business.

Taizhou Shuyong New Energy Co., Ltd. (“Taizhou Shuyong”) was established on October 24, 2024 under the laws of the PRC. Taizhou Shuyong has been 50% owned by Zhejiang Pntech since October 24, 2024 and is not actively engaged in any business.

Ningbo Yijiaren New Energy Co. Ltd. (“Ningbo Yijiaren”) was established on December 21, 2023 under the laws of the PRC. Ningbo Yijiaren has been a wholly owned subsidiary of Zhejiang Pntech since April 2025 and is engaged in wholesale and retail of photovoltaic modules.

On March 4, 2025, our Class A Ordinary Shares began trading on the Nasdaq under the symbol “PN”. On March 5, 2025, the Company closed its IPO of 2,000,000 ordinary shares at a public offering price of $4.00 per ordinary share. The total gross proceeds received from the IPO were $8,000,000.

On August 11, 2025, the Company by way of resolution of shareholders passed at the extraordinary general meeting of the Company (i) increased its authorised share capital from 500,000,000 to 1,000,000,000 ordinary shares of US$0.0001 par value each, reclassified 750,000,000 authorised ordinary shares (including all existing issued shares) as Class A Ordinary Shares of US$0.0001 par value each, cancelled 110,000,000 unissued ordinary shares and created 110,000,000 Class B Ordinary Shares of US$0.0001 par value each, and cancelled 140,000,000 unissued ordinary shares and created 140,000,000 Preferred Shares of US$0.0001 par value each; (ii) immediately after such implementation of dual class structure and the increase of authorized share capital, adopted the fourth amended and restated memorandum and articles of association of the Company to reflect the changes of the authorized share capital and the rights of Class B Ordinary Shares; and (iii) subject to such implementation of dual class structure, the increase of authorized share capital and the effectiveness of the fourth amended and restated memorandum and articles of association, approved the repurchase of certain Class A Ordinary Shares held by certain shareholders and issuance of Class B Ordinary Shares thereto. Subsequently, the Company repurchased 13,025,000 Class A Ordinary Shares held by Skyline Tech Limited and issued a corresponding number of Class B Ordinary Shares to this shareholder.

On August 12, 2025, the Company announced its long-term growth framework, the “Pegasus Strategy.” The “Pegasus Strategy” has two strategic initiatives: the activation of its Strategic Digital Asset Reserve Account (the “Account”) and the continued expansion of its renewable power generation portfolio. The Account enables our Company to commence systematic acquisition of Bitcoin (BTC), Ethereum (ETH), and stablecoins as long-term strategic assets. The Company executed our first transaction under the “Pegasus Strategy” on August 12, 2025, acquiring 32.76 ETH under an automated crypto trading bot. As part of the “Pegasus Strategy”, the Company also entered into a definitive agreement, pursuant to which the Company shall acquire an asset of 8,705KW solar power stations for total consideration of around RMB30.5 million ($4.25 million).

On October 10, 2025, the Company held an extraordinary general meeting at which shareholders, among other matters, authorized the board of directors, within three years following the meeting, to effect a share consolidation on a ratio of up to 100-for-1 (but not less than 10-for-1), with no fractional shares to be issued, and to adopt an amended and restated memorandum and articles of association to reflect such share consolidation.

On October 14, 2025, the Company announced that it has entered into a definitive agreement (the “Definitive Agreement”) to acquire an equity interest of 24.0% in Nanjing Cesun Power Co., Ltd. (“Nanjing Cesun”), a leading company engaged in the development of new energy power plants and inverter technologies, from Skyline Tech Limited (the “Skyline”) for a total consideration of approximately US$8.7 million. Under the terms of the Definitive Agreement, the Company will satisfy the purchase consideration through issuance of additional 12,000,000 Class B ordinary shares of the Company to Skyline. The newly issued shares will be subject to a lock-up period of five years.

On October 30, 2025, the Company received a notice (the “Notice”) from the Nasdaq Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), stating that the Company’s Class A Ordinary Shares were not in compliance with the $1.00 minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq, based upon the closing bid price of the Class A Ordinary Shares for the 30 consecutive business days prior to the date of the Notice. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided with an initial compliance period of 180 calendar days, or until April 28, 2026, to regain compliance.

As of the date of this annual report, the Company has an aggregate of 21,775,000 Class A Ordinary Shares with one vote each and 25,025,000 Class B Ordinary Shares with 35 votes each, $0.0001 par value per share issued and outstanding.

Corporate Information

Our principal executive offices are located at Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315048, and our telephone number is +86 0574 87966876. Our websites are www.skycorp.com, www.etronpower.com, and www.pntech.com.cn. Information contained on, or available through, our websites do not constitute part of, and are not deemed incorporated by reference into, this annual report. Our registered office in the Cayman Islands is located at the offices of McGrath Tonner Corporate Services Limited, Genesis Building, 5th Floor, Genesis Close, PO Box 446, Cayman Islands, KY1-1106. Our agent for service of process in the United States is Cogency Global Inc. at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

4.B. Business Overview

We are a solar PV product provider principally engaged in the manufacture and sale of solar cables and solar connectors. We also actively cultivate partnerships with multiple IC chip manufacturers and offer customers new and used GPU and HPC servers. Our business is carried out through our operating subsidiaries, Ningbo Skycorp and its subsidiaries, in China.

Our mission is to become a green energy solutions provider to power data centers by using solar power and to make our planet greener by delivering environment-friendly solar PV products. Leveraging our business relationships with our HPC server customers, expertise and experience in the solar PV products and services market, and experience in developing solar power technologies, as well as business relationships with our HPC server customers, we aim to expand our solar PV product offerings and solar power system server solutions to enterprise customers of HPC servers.

For the fiscal years ended September 30, 2025 and 2024, our revenues were $63,311,196 and $49,864,047, respectively, and our net (loss) income were $(2,211,646) and $1,165,819, respectively. For the fiscal year ended September 30, 2025, we generated 97.4% from solar PV products and services and 2.02% from HPC products, compared to 93.23% from solar PV products and services and 6.77% from HPC products for the fiscal year ended September 30, 2024.

The breakdown of total revenues by geographic market for the fiscal years ended September 30, 2025 and 2024 is presented as follows.

	For the Years Ended September 30,
	2025		2024
	Amount	%	Amount	%
Mainland China	$39,309,328	62%	$39,897,231	80%
Asia other than mainland China	14,790,511	23%	4,486,691	9%
Others	9,211,357	15%	5,480,125	11%
Total	$63,311,196	100%	$49,864,047	100%

The Company’s revenue share of Mainland China decreased from 80% for the fiscal year ended September 30, 2024 to 62% for the fiscal year ended September 30, 2025. The rise in sales in Asian regions other than Mainland China is attributed to policy support for the photovoltaic industry from foreign countries.

In Asia other than mainland China, the continuous annual and semi-annual increase in sales of our products is mainly attributed to the policy support from the governments across the region.

Our Products and Services

Solar PV Products

Ningbo Skycorp and its subsidiaries offer the following solar PV products used in solar energy generation scenarios.

Solar Cables

Cables are used to connect the components of a PV system and come in various types. Typically, it connects four parts: the solar panel, the inverter, the charge controller, and the batteries.

We offer low smoke halogen-free cross-linked polyethylene insulated, polyethylene sheathed cables for PV power generation systems.

This product emits little smoke and innocuous gas without halogen when combustion. It can significantly reduce the damage to the instruments and body as the fire occurs. Therefore, it is widely used in high-rise buildings, hospitals, large-sized libraries, gymnasiums, disaster prevention commands, dispatch buildings, stations, civil airfields, passenger waiting rooms, cultural relics, subways, underground shops, or crowded public concourses.

Solar Connectors

Connectors are primarily used in solar power applications to connect solar panels together in arrays. They offer compatibility between power interfaces for different manufacturers.

MC4 solar connector is essential for linking components, sink boxes, and inverters, assembled between circuits blocked or isolated from each other within a circuit, allowing current to flow and enabling the circuit to perform its intended function. We provide MC4 solar connector with the following features:

●	High current and high voltage load capacity;

●	Lower contact resistance;

●	Waterproof and dustproof;

●	Easy installation;

●	High and low-temperature resistance;

●	Fire and corrosion resistance; and

●	UV resistance.

Hybrid Energy Storage System

Hybrid energy storage system is a high-performance and highly reliable intelligent energy storage product designed to provide homes with cleaner, more reliable, and more economical energy solutions. The system uses lithium-ion battery technology, which has advantages such as high efficiency, long lifespan, and high safety, and can effectively balance household electricity loads, optimize solar power generation efficiency, and provide backup power protection during power outages. In addition, the product also has an intelligent networking function. Users can monitor household electricity consumption and energy storage system status anytime and anywhere through the mobile app, realizing more intelligent and convenient energy management.

The hybrid energy storage system includes a hybrid inverter and an energy storage battery. We purchase hybrid inverters and energy storage batteries from third-party suppliers, and subsequently resell these products to customers under their brands. Accordingly, we do not engage in the manufacturing of hybrid inverters or energy storage batteries but act as a brand distributor for these products. The most popular hybrid inverters are single-phase 5KW, 6KW, three-phase 8KW, 10KW, and 12KW. Most customers choose 5KWH and 10KWH energy storage batteries.

The revenues derived from Solar PV products were $61,646,464, accounting for 97.37% of the total revenues, and $46,486,751, accounting for 93.23% of the total revenues, during the fiscal years ended September 30, 2025 and 2024, respectively.

HPC Servers

Ningbo Skycorp, Zhejiang Skycorp and Ningbo Dcloud Information provide our customers with brand new and used GPU servers and HPC servers through extensive cooperation with multiple ASIC chip manufacturers. We expect to attract potential customers who may be looking for clean energy alternatives and to market our solar energy-related products and service customers through the provision of HPC servers.

GPU servers are one type of HPC servers, and they help reduce the workload of the CPU of a system by separating tasks by reducing graphic processing for CPUs. GPU servers improve not only visual feelings but also reduce overall computer workload. The main application scenarios for GPU servers are the convergence of simulation, data analytics, and artificial intelligence data processing.

HPC/AI servers as the basement of high-performance computing platforms, using the heterogeneous chip platform. Traditional servers use CPU to run calculation, but HPC/AI servers use “CPU+GPU/FPGA/ASIC” chips platform to compute, efficiency is highly improved under such chip platform.

Source: Caitong Securities

An increasing number of HPC server manufacturers use GPU/FPGA/ASIC chips platforms in their server products. Take our GPU server iPollo V1 as an example, Model V1 has a maximum hash rate of 3.6Gh/s for a power consumption of 3100W, and its hash rate equals 50 PCs Nvidia 3080 laptops. Such GPU servers are widely used to provide computing support for Web3 protocols. Web3 is intended to rebuild the Internet on open, decentralized, and license-free protocols. A distributed infrastructure needs to be built as a base layer to achieve the goal of decentralized protocols. The decentralized framework includes building an infrastructure for video-streaming applications, rendering 2D and 3D objects, and cloud servers. These services have in common that they rely on distributed participant networks to provide GPU computing power services.

HPC Server Accessories

Apart from promoting and providing customers with HPC servers, we also offer HPC server accessories, including mobile data centers, server fans, and control boards.

20FT mobile data center

Power Supply Unit

Server Fan

Control board

In the past 14 years, we have provided more than 250,000 HPC servers globally.

HPC servers and accessories revenues were $1,278,785, accounting for 2.02% of the revenues, and $3,377,296, which accounted for 6.77% of the revenues, during the fiscal years ended September 30, 2025 and 2024, respectively.

Manufacturing

Ningbo Pntech has over 14 years of experience manufacturing solar PV products, specifically focusing on solar cables and connectors. The manufacturing philosophy focuses on quality, continuous improvement, flexibility, and high operational efficiency, and we take a lean manufacturing approach to optimize operational efficiency and product quality continuously.

Zhejiang Pntech leases 15,386 square meters and 1,600 square meters of properties in Haishu District, Ningbo, Zhejiang Province for manufacturing of solar PV products and office use, respectively. The factory has four sets of fully automated PV cable production lines, eight sets of multi-functional PV terminal machines, and other specialized PV accessories production equipment, offering up to 10 million sets of PV connectors and 80,000 km of PV cables annually. We believe these accumulated production experiences and professional facilities would allow us to effectively control critical manufacturing and sourcing processes and product quality and minimize the required capital expenditures.

While we are committed to manufacturing solar cables and connectors, we do not manufacture other components, such as hybrid inverters or energy storage batteries, which are instead sourced from third-party suppliers. We have been cooperating with and maintaining long-term relationships with several PV cable raw material suppliers regarding the product supply chain. At the same time, we also focus on expanding new supply chain relationships to prevent operational risks from the high concentration of suppliers.

Quality Control

Our products follow European International Electrotechnical Commission and TÜV production standards. Ningbo Pntech obtained TÜV Certificate in 2014 and Zhejiang Pntech obtained the ISO9001:2015 Quality Management System Certificate in 2022. We have established a quality control system and strict standard operating procedures to minimize quality problems:

●	In the preliminary design and development stage, we will maintain close communication with customers, submit the design plan to customers for confirmation, adjust the design based on customers’ feedback and then put the design into production;

●	During product production, we conduct secondary testing on the products, such as PV voltage resistance test, PV cable’s conventional 6,500V spark machine test, and vertical combustion test to ensure that the products work properly; and

●	Before shipping, we proceed with the final test on subjects such as the detection of wire diameter roundness/color difference/conductor resistance, and other basic testing of PV cables.

Sales and Marketing

Our operating companies in China actively engage in targeted online and offline marketing through various channels to enhance our brand recognition further and acquire customers.

Ningbo Skycorp and its subsidiaries mainly through customer referrals for solar PV products to promote sales. In addition, attending industrial exhibitions per year, such as SNEC International Photovoltaic Power Generation and Smart Generation and Smart Energy Conference & Exhibition at Shanghai and Solar PV World Expo, also helps the exposure of solar PV products and technologies, expands marketing channels, promotes sales and spreads the brand. We expect to attract potential customers who may be looking for clean energy alternatives and to market our solar energy-related products and service customers through the provision of HPC servers.

For HPC servers, Ningbo Skycorp and its subsidiaries use websites, official accounts on social media platforms, such as Facebook, Twitter, and LinkedIn, and online stores on e-commerce platforms, such as Global sourcing, to approach potential customers.

As of September 30, 2025, we had an aggregate of more than 8,437 customers in our customer database who had used or tried our solar PV products and HPC servers.

Research and Development

We believe it is and will be crucial for our success to keep up with advances and changes in solar PV technology. Our R&D activities currently focus on the finalization of the development of the solar energy storage systems.

Our R&D strategy focuses on developing our key technologies and innovations in-house, where we benefit from the expertise of our highly qualified R&D team. It ensures that our solar PV products’ key technologies and innovations reflect our core values and vision of sustainable and green energy generation. As of the date of this annual report, Ningbo Skycorp and its subsidiaries own 58 patents regarding our solar PV products and apply them in our manufacturing and product offerings. However, we also involve companies in the solar PV industry in our R&D activities and have established, or are in the process of selecting, several partnerships with suppliers and service providers that develop and will supply specific components for our products. This approach allows us to leverage the expertise and know-how of established market players in our R&D processes.

Customers

We adopt business-to-business (“B2B”) business models, and our customers are in the solar PV installation and application and HPC server industries, mainly from Asia and Europe. In the solar PV industry, we believe that we have established and maintained stable and reliable supply chain cooperation relationships with over 8437 quality end customers, most of whom have business relationships and have made purchases with us for over three years.

Solar PV Business

In the fiscal years 2025 and 2024, the revenue share of our solar PV business customers accounting for 97.37% and 93.23% of the total revenues, respectively, and the solar PV revenue share of our top ten customers in the fiscal years 2025 and 2024 were 22.9% and 28.9%, respectively.

We have one major solar PV customer accounting for 6.63% of the total revenue for the fiscal year ended September 30, 2025.

HPC Server Business

For the fiscal years ended September 30, 2025 and 2024, the revenue share of our HPC business customers accounting for 2.02% and 6.77% of the total revenues, respectively, and the HPC revenue share of our top ten customers for the fiscal years ended September 30, 2025 and 2024 were 2.0% and 5.8%, respectively.

There was no HPC server customer accounting for more than 10% of total revenue for the fiscal year ended September 30, 2025.

There was no customer accounting for more than 10% of total revenue for the fiscal year ended September 30, 2025 compared to one customer accounting for more than 10% of total revenue for the fiscal year ended September 30, 2024 due to our ongoing efforts to expand new customer groups and reduce customer concentration risk. In addition, we plan to launch new solar power products and solutions, such as solar energy storage systems, security systems, and lamp systems, which we believe would further reduce the customer concentration risk generated by HPC server offerings.

Customer Support

Besides promoting and providing customers with HPC servers and related accessories, we also focus on bringing relevant and valuable information while advising customers on how HPC servers work and other technical consultants.

We believe customer service and satisfaction are key focus for us and contribute to our success. We provide one-stop and turn-key services to our customers to differentiate us from competitors.

Suppliers

Solar Cable and Connector Suppliers

The primary raw materials of our solar cables and connectors are copper wire, halogen-free flame-retardant sheathing, and halogen-free flame-retardant insulation material for PV cables. We generally purchase raw materials for our manufacturing from select suppliers. We screen all suppliers and components based on expected cost, reliability, warranty coverage, ease of installation, and other factors. We typically enter framework arrangements with our major suppliers that define our purchases’ general terms and conditions, including warranties, product specifications, indemnities, delivery, and other customary terms. We typically purchase raw materials from time to time based on our actual needs.

We maintain a running list of approved suppliers we can rely on if our contracted sources become unavailable. We purchase copper wire, halogen-free flame-retardant sheathing, and halogen-free flame-retardant insulation material from several long-term suppliers.

Hybrid Energy Storage System Suppliers

Our hybrid energy storage system includes a hybrid inverter and an energy storage battery. We do not manufacture hybrid inverters or energy storage batteries. Instead, we purchase these components from third-party suppliers and resell them under their brands. We screen hybrid energy storage system suppliers based on factors such as reliability, warranty coverage, compatibility with our product specifications, and cost efficiency. We typically enter into framework agreements with these suppliers that outline the terms and conditions of purchase, including warranties, product specifications, indemnities, delivery, and other customary terms.

HPC Servers Suppliers

The primary products in our HPC server business are various models of HPC servers. We purchase servers from several qualified manufacturers to ensure consistent quality, timely delivery, and performance, including Shanghai, Chongqing, Guangdong Province, and Fujian Province. We regularly evaluate the grade of our suppliers and keep a list of approved suppliers selected from factors such as product quality, price, and supply capacity.

Currently, we maintain a stable supply channel for HPC servers. We sign one-year purchase contracts with our suppliers based on actual needs to ensure stable and secure supplies.

Competition

Competitive Landscape of the Solar PV Energy Industry

According to China PV Industry Development Roadmap published by China PHOTOVOLTAIC Industry Association, in 2024, domestic PV installed 277.57 GW, an increase of 27.98% period-over-period. With policy support and technological progress, Chinese enterprises have gradually improved their technical level and production capacity, and some of them have become important suppliers in the domestic market. There are many participants in the solar PV energy industry in China, and industry competition will intensify as more markets develop their local PV manufacturing supply chains.

Competitive Landscape of the HPC Server Industry

The global HPC servers market is concentrated with a few large competitors, and most leading players are in the US. According to Hyperion Research’s annual ISC HPC market update presented in June 2025, the overall HPC market hit $60 billion in 2024. The top three manufacturers are HPE, Dell and Lenovo, with a 2024 market share reaching 28.2%, 15.5% and 5.7%. The market share of the first three factories is more than 49.4% of the overall market of HPC servers, and they have formed the oligarchy effect of the market with the advantage of comprehensive strength. Their position is difficult to change in a short time.

Intellectual Property

We regard our patents, copyrights, trademarks, domain names, and similar intellectual property as critical to our success. Protection of our intellectual property is a strategic priority for our business. We rely on a combination of protections provided by patents, copyrights, trademark, and trade secret laws, and confidentiality agreements, and non-compete agreements with our employees to protect our proprietary rights. As of the date of this annual report, Ningbo Skycorp and its subsidiaries had registered 58 patents, 33 trademarks, 25 copyrights, and one domain name in the PRC.

Patent

As of the date of this prospectus, Ningbo Skycorp and its subsidiaries have registered a total of 58 patents in PRC, including 43 utility patents, seven invention patents and eight design patents in the PRC.

No.	Patent Name	Registrant	Patent Number	Patent Type	Filing Date	Expiration Date
1	A Photovoltaic Cable	Ningbo Pntech	CN205582575U	Utility Patent	April 8, 2016	April 8, 2026
2	A Photovoltaic Connector	Ningbo Pntech	CN205509127U	Utility Patent	April 8, 2016	April 8, 2026
3	A Photovoltaic Junction Box	Ningbo Pntech	CN105743435A	Invention patent	April 8, 2016	April 8, 2026
4	Anti-High Voltage Solar Panel	Ningbo Pntech	CN211126095U	Utility Patent	January 6, 2020	January 6, 2030
5	A Double-Core Fireproof Photovoltaic Cable	Ningbo Pntech	CN211265049U	Utility Patent	January 6, 2020	January 6, 2030
6	A Multi-Core Photovoltaic Cable	Ningbo Pntech	CN211265081U	Utility Patent	January 6, 2020	January 6, 2030
7	An Anti-backflow PV Cable Assemblies	Ningbo Pntech	CN211017629U	Utility Patent	January 6, 2020	January 6, 2030
8	A Photovoltaic Cable Sheath	Ningbo Pntech	CN211265021U	Utility Patent	January 6, 2020	January 6, 2030
9	A Solar Photovoltaic Inverter	Ningbo Pntech	CN211128816U	Utility Patent	January 7, 2020	January 7, 2030
10	A High Flexibility Anti-Traction and Pressure Resistant Photovoltaic Cable	Ningbo Pntech	CN211062488U	Utility Patent	January 7, 2020	January 7, 2030
11	A Solar PV Assemblies	Ningbo Pntech	CN211127718U	Utility Patent	January 7, 2020	January 7, 2030
12	the Fixing Structure of a PV Connector	Ningbo Pntech	CN211018757U	Utility Patent	January 7, 2020	January 7, 2030
13	An Installation Equipment for PV Connectors	Ningbo Pntech	CN211017694U	Utility Patent	January 7, 2020	January 7, 2030
14	Abrasion-resistant PV Cable	Ningbo Pntech	CN211016594U	Utility Patent	January 7, 2020	January 7, 2030
15	A Solar PV Junction Box	Ningbo Pntech	CN211018759U	Utility Patent	January 13, 2020	January 13, 2030
16	A Fastening Device for PV Cables in Photovoltaic Power Generation	Ningbo Pntech	CN211126873U	Utility Patent	January 13, 2020	January 13, 2030
17	A Protection Box for PV Cables	Ningbo Pntech	CN211266860U	Utility Patent	January 13, 2020	January 13, 2030
18	A Fixed Accessory for PV Cables	Ningbo Pntech	CN211063236U	Utility Patent	January 13, 2020	January 13, 2030

19	A Rapidly Assembled Photovoltaic Wiring Device	Ningbo Pntech	CN211018758U	Utility Patent	January 13, 2020	January 13, 2030
20	A PV Inverter Mounting Structure	Ningbo Pntech	CN218006696U	Utility Patent	June 28, 2022	June 28, 2032
21	An Integrated Intelligent Temperature Control System for PV Heat Pumps and Energy Storage	Ningbo Skycorp	CN115899807A	Invention patent	January 13, 2023	January 13, 2033
22	A High-Voltage Energy Storage and Inverter Integration System	Ningbo Skycorp	CN115954918A	Invention patent	January 13, 2023	January 13, 2033
23	MC4-Type Male Copper-aluminum PV Connector	Zhejiang Pntech	CN307141735S	Design Patent	August 30, 2021	August 30, 2031
24	Copper-aluminum MC4-type PV Connector	Zhejiang Pntech	CN216436202U	Utility Patent	August 30, 2021	August 30, 2031
25	Female Connector (Copper-aluminum MC4 type)	Zhejiang Pntech	CN307076960S	Design Patent	August 30, 2021	August 30, 2031
26	A PV Module Junction Box	Zhejiang Pntech	CN217116027U	Utility Patent	April 6, 2022	April 6, 2032
27	A PV Cable for Distributed PV Stations	Zhejiang Pntech	CN217115436U	Utility Patent	April 6, 2022	April 6, 2032
28	A Corrosion-resistant PV Cable	Zhejiang Pntech	CN217544215U	Utility Patent	April 8, 2022	April 8, 2032
29	A Stable Connecting PV Junction Box Connector	Zhejiang Pntech	CN217115591U	Utility Patent	April 8, 2022	April 8, 2032
30	A kind of special cable for OV	Zhejiang Pntech	CN217113907U	Utility Patent	April 21, 2022	April 21, 2032
31	A Cable Positioning Member for Fixing PV Cables	Zhejiang Pntech	CN217545520U	Utility Patent	May 6, 2022	May 6, 2032
32	An Integrated PV Connector	Zhejiang Pntech	CN217545084U	Utility Patent	May 7, 2022	May 7, 2032
33	A Solar PV Battery Junction Box	Zhejiang Pntech	CN217545987U	Utility Patent	May 7, 2022	May 7, 2032
34	A Series-integrated Split-type PV Module Junction Box	Zhejiang Pntech	CN217545986U	Utility Patent	May 16, 2022	May 16, 2032
35	Abrasion-resistant PV Cable	Zhejiang Pntech	CN217544184U	Utility Patent	May 25, 2022	May 25, 2032
36	PV Connector	Zhejiang Pntech	CN307580568S	Design Patent	June 7, 2022	June 7, 2032

37	Multifunctional PV Connector Wrench	Zhejiang Pntech	CN307737291S	Design Patent	September 19, 2022	September 19, 2032
38	Packaging Box (1)	Zhejiang Pntech	CN307754532S	Design Patent	September 19, 2022	September 19, 2032
39	PV Connector	Zhejiang Pntech	CN307731386S	Design Patent	September 19, 2022	September 19, 2032
40	A Multifunctional PV Connector Wrench	Zhejiang Pntech	CN218194873U	Utility Patent	September 19, 2022	September 19, 2032
41	Packaging Box (2)	Zhejiang Pntech	CN307762153S	Design Patent	September 19, 2022	September 19, 2032
42	Multi-functional assembly and tightening device for photovoltaic connector terminal	Zhejiang Pntech	CN116944847A	Invention Patent	May 16, 2023	May 16, 2033
43	A solar photovoltaic DC cable processing equipment	Zhejiang Pntech	CN116316313A	Invention Patent	May 16, 2023	May 16, 2033
44	Photovoltaic module intelligent optimizer	Zhejiang Pntech	CN309346862S	Design Patent	October 28, 2024	October 28, 2024
45	An anti-loosening photovoltaic connector and its cable assembly	Zhejiang Pntech	CN222763313U	Utility Patent	June 28, 2024	June 28, 2034
46	A self-locking photovoltaic connector	Zhejiang Pntech	CN222927878U	Utility Patent	June 28, 2024	June 28, 2034
47	A photovoltaic cable winding mechanism	Zhejiang Pntech	CN222593061U	Utility Patent	June 14, 2024	June 14, 2034
48	A device for sheathing and covering photovoltaic cables	Zhejiang Pntech	CN222705248U	Utility Patent	June 14, 2024	June 14, 2034
49	A photovoltaic cable extension cord	Zhejiang Pntech	CN222215032U	Utility Patent	January 7, 2024	January 7, 2034
50	A cable extension with a waterproof photovoltaic connector assembly	Zhejiang Pntech	CN222214614U	Utility Patent	January 7, 2024	January 7, 2034
51	A photovoltaic connector assembly and its cable assembly	Zhejiang Pntech	CN222215032U	Utility Patent	January 7, 2024	January 7, 2034
52	A rotary knob type photovoltaic connector and its cable assembly	Zhejiang Pntech	CN223194122U	Utility Patent	July 31, 2024	July 31, 2034
53	A four-in-one photovoltaic connection cable	Zhejiang Pntech	CN223612798U	Utility Patent	February 16, 2025	February 16, 2035
54	An Intelligent Lighting Control System for Road Lighting Applications	Ningbo Dcloud Information	CN105578659A	Invention patent	February 4, 2016	February 4, 2026
55	The utility model relates to an inverter shell	Zhejiang Skycorp	CN221467550U	Utility Patent	January 18,2024	January 18,2034
56	The utility model relates to a box type inverter	Zhejiang Skycorp	CN221597697U	Utility Patent	January 18,2024	January 18,2034
57	The utility model relates to a box type inverter	Zhejiang Skycorp	CN221767838U	Utility Patent	February 18,2024	February 18,2034
58	An inverter wall-mounted structure and inverter	Zhejiang Skycorp	CN222634155U	Utility Patent	March 18, 2025	March 18, 2035

Trademark

As of the date of this annual report, Ningbo Skycorp and its subsidiaries have registered a total of 33 trademarks in the PRC:

No.	Registrant	Trademark	Registered Number	Registered Date	Expiration Date
1	Ningbo Skycorp		44169670	February 21, 2021	February 20, 2031
2	Ningbo Skycorp		26853418	September 21, 2018	September 20, 2028
3	Ningbo Skycorp		20087933	July 14, 2017	July 13, 2027
4	Ningbo Skycorp		20087780	July 14, 2017	July 13, 2027
5	Ningbo Skycorp		17532186	September 14, 2017	September 13, 2027
6	Ningbo Skycorp		17531870	September 21, 2016	September 20, 2026
7	Ningbo Skycorp		17532190	September 21, 2016	September 20, 2026
8	Ningbo Skycorp		17217842	September 7, 2016	September 6, 2026
9	Ningbo Dcloud Information		50728111	June 21, 2021	June 20, 2031
10	Ningbo Dcloud Information		35026963	August 7, 2019	August 6, 2029
11	Ningbo Dcloud Information		30029786	February 28, 2019	February 27, 2029
12	Ningbo Dcloud Information		26854892	September 21, 2018	September 20, 2028
13	Ningbo Dcloud Information		26793926	October 14, 2018	October 13, 2028

14	Ningbo Dcloud Information	21884045	February 14, 2018	February 13, 2028
15	Ningbo Dcloud Information	18070650	November 21, 2016	November 20, 2026
16	Ningbo Dcloud Information	18070431	November 21, 2016	November 20, 2026
17	Ningbo Dcloud Information	17893237	December 28, 2016	December 27, 2026
18	Zhejiang Skycorp	59411546	March 28, 2022	March 27, 2032
19	Zhejiang Skycorp	59018762	February 21, 2022	February 20, 2032
20	Zhejiang Skycorp	58993236	February 28, 2022	February 27, 2032
21	Zhejiang Skycorp	55024117	October 28, 2021	October 27, 2031
22	Zhejiang Skycorp	41191057	August 7, 2020	August 6, 2030
23	Zhejiang Skycorp	41141230	May 19, 2020	May 18, 2030
24	Ningbo Pntech	45754824	December 28, 2020	December 27, 2030
25	Ningbo Pntech	45754829	December 28, 2020	December 27, 2030
26	Zhejiang Pntech	58676360	February 28, 2022	February 27, 2032
27	Zhejiang Pntech	43093531	October 14, 2020	October 13, 2030
28	Zhejiang Pntech	20727899	November 14, 2017	November 13, 2027
29	Zhejiang Pntech	17778880	October 14, 2016	October 13, 2026
30	Zhejiang Pntech	63151636	September 7, 2022	September 6, 2032
31	Zhejiang Pntech	63158686	September 14, 2022	September 13, 2032
32	Zhejiang Pntech	63178197	September 7, 2022	September 6, 2032
33	Zhejiang Pntech	63161344	September 7, 2022	September 6, 2032

Copyright

As of the date of this annual report, Ningbo Skycorp and its subsidiaries have registered 25 copyrights in the PRC:

No.	Copyright Name	Registrant	Registered Number	Initial Issue Date
1	Skycorp online water quality monitoring software	Ningbo Skycorp	2016SR302519	October 21, 2016
2	Skycorp Street Light Control (IOS Version) Software	Ningbo Skycorp	2016SR300825	October 20, 2016
3	Skycorp street light control software	Ningbo Skycorp	2015SR178584	September 15, 2015
4	Dcloud information intelligent device control (IOS version) software	Ningbo Dcloud Information	2017SR561404	October 11, 2017
5	Dcloud information intelligent DC lighting control software	Ningbo Dcloud Information	2017SR574149	January 1, 2017
6	Dcloud information prepaid equipment management software	Ningbo Dcloud Information	2017SR570756	January 1, 2017
7	Dcloud CityLink intelligent dust detection cloud platform software	Ningbo Dcloud Information	2016SR346038	November 29, 2016
8	Dcloud Drinking Water Sanitation Online Monitoring Software	Ningbo Dcloud Information	2016SR346042	November 29, 2016
9	Dcloud Street Light Gateway Software	Ningbo Dcloud Information	2016SR004535	January 7, 2016
10	Dcloud Street Light Gateway Server Software	Ningbo Dcloud Information	2016SR004481	January 7, 2016
11	Dcloud Citylink Intelligent Street Light Control Software	Ningbo Dcloud Information	2016SR001774	January 5, 2016
12	Dcloud Mobile Control Software	Ningbo Dcloud Information	2015SR249736	December 8, 2015
13	Energy Storage BMS Fault Diagnosis and Early Warning SoftwareV1.0	Ningbo Dcloud Information	2024SR0280004	February 19,2024
14	Energy Storage BMS Cloud Platform Software	Ningbo Dcloud Information	2024SR0277496	February 19,2024
15	Energy Storage Battery Management System Data Insight and analysis software	Ningbo Dcloud Information	2024SR0689444	May 21,2024
16	Energy storage system performance evaluation and maintenance management software	Zhejiang Skycorp	2024SR1018144	July 18,2024
17	Energy scheduling control software for energy storage system	Zhejiang Skycorp	2024SR1032834	July 22,2024
18	Energy storage system optimization and control software	Zhejiang Skycorp	2024SR1032861	July 22,2024
19	Photovoltaic Junction Box Monitoring software V1.0	Zhejiang Pntech	2024SR0528188	April 18,2024
20	Data acquisition and visual analysis system	Zhejiang Pntech	2024SR0823533	June 18,2024
21	Quality Monitoring and improvement system	Zhejiang Pntech	2024SR1018260	July 18,2024
22	Intelligent equipment and process collaborative management system	Zhejiang Pntech	2024SR1018248	July 18,2024
23	Production Process Schedule Management and scheduling system	Zhejiang Pntech	2024SR1018229	July 18,2024
24	Intelligent simulation analysis and performance optimization software	Zhejiang Pntech	2024SR1094209	July 18,2024
25	Software tools for cable and connector design	Zhejiang Pntech	2024SR1018181	July 18,2024

Domain Name

As of the date of this annual report, Ningbo Pntech has registered one domain name in the PRC:

No.	Domain Name	Owner	Expiration Date	ICP Registration
1	Pntech.com.cn	Ningbo Pntech	May 22, 2030	Yes

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring the unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent the misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We may not be able to adequately protect and maintain our intellectual property.”

Insurance

We provide social security insurance for our employees as required by relevant applicable laws and regulations. Our operating subsidiaries have limited liability insurance coverage, including property insurance, for our products and business operations, and we do not have any business disruption insurance. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Our insurance coverage strategy may not be adequate to protect us from all business risk.”

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2023, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up FIEs in the PRC either individually or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property shares or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC either individually or jointly with other investors, and (iv) foreign investors investing in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that FIEs that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at the investment access stage, which is not lower than that of domestic investors and their investments, and “negative list” means the special administrative measures for the access of foreign investment in specific fields as stipulated by the State, which will be issued by or upon approval by the State Council. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Administrative Measures (Negative List) for Access of Foreign Investment (2024 version), or the 2024 Negative List, promulgated by the NDRC and the MOFCOM on September 6, 2024 and took effect on November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2025 version), or the 2025 Encouraged Industry Catalogue, promulgated by the National Development and Reform Commission, or the NDRC and the MOFCOM on December 15, 2025 and took effect on February 1, 2026. Industries not listed in the 2024 Negative List are generally deemed “permitted” for foreign investment unless specifically prohibited or restricted by other PRC laws and regulations. Our current businesses are not included in the 2024 Negative List and are not otherwise restricted to foreign investment by PRC laws and regulations. However, as the 2024 Negative List is amended from time to time, and other PRC laws and regulations on foreign investment restrictions are subject to change as well, we cannot guarantee that our businesses will not become subject to restrictions on foreign investment in the future.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, foreign investors or FIEs carrying out investment activities directly or indirectly in China shall submit investment information through the enterprise registration system and the national enterprise credit information publicity system operated by the SAMR. Foreign investors or FIEs shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures. If a FIE investing in China has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and does not require such FIE to submit the reports separately. Where a foreign investor or a FIE fails to submit the investment information as required, and fails to resubmit or correct such information after being notified by the competent commerce authority, the competent commerce authority shall order it to make corrections within 20 business days. Failure to make corrections within the specified period may subject the foreign investor or the FIE to fines of up to RMB 300,000, or a fine up to RMB 500,000 if other severe violations exist.

Furthermore, from January 1, 2020, FIEs established prior to the Implementing Rules may maintain their original business organization and so on within five years after the Implementing Rules. The organization form, organization and activities of FIEs shall be governed by the PRC Company Law and the Partnership Enterprise Law. If a FIE fails to adjust its organizational form or organizational structure in accordance with the Foreign Investment Law as of January 1, 2025, the relevant market regulation departments will not process other registrations for such FIE and may disclose its relevant information to the public.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, etc.

On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. Led by the NDRC and MOFCOM, the Office of the Working Mechanism shall be established under the NDRC to undertake routine work on the security review of foreign investment. Foreign investors or relevant parties in China shall take the initiative to make a declaration on their investments for security review to the Office of the Working Mechanism prior to (i) making investments in the military industry, military industrial support and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) obtaining control over enterprises involved in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields relating to national security. Control exists when a foreign investor (i) holds 50% or more equity interests in the enterprise, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the enterprise even when it holds less than 50% equity interests in the enterprise, or (iii) has material impact on the enterprise’s business decisions, human resources, finance and technology.

Regulations Relating to Dividend Distributions

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and FIEs, and the Foreign Investment Law and its Implementing Rules, which apply to FIEs.

Under these laws, regulations and rules, WFOEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, FIEs in the PRC are required to set aside as general reserves at least 10% of their accumulated profits each year, if any, to fund certain reserve funds, until the cumulative amount of their reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Product Quality and Consumer Protection

Pursuant to the Product Quality Law of the PRC, which was promulgated on February 22, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Manufacturers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and fines.

Manufacturers shall not be liable when they are able to prove that: (1) the product has never been circulated; (2) the defects causing injuries or damage did not exist at the time when the product was circulated; or (3) the science and technology at the time when the product was circulated were at a level incapable of detecting the defects. A seller shall pay compensation if it can neither indicate the manufacturer nor the supplier of the defective product. The aggrieved party may claim compensation from the manufacturer or the seller of the relevant product in which the defects have caused damage.

The Consumer Protection Law of the PRC was promulgated by the SCNPC on October 31, 1993, amended on August 27, 2009 and October 25, 2013, sets out standards of behavior for business operators in their dealings with consumers, including, among others, (i) compliance of goods and services with the Product Quality Law and other relevant laws and regulations; (ii) accurate information concerning goods and services and the quality and use of such goods and services; (iii) issuance of receipts to consumers in accordance with relevant national regulations, business practices or upon customer request; (iv) ensuring the actual quality and functionality of goods or services are consistent with advertising materials, product descriptions or samples; (v) assumption of the responsibilities related to repairing, replacing, returning or other liability in accordance with national regulations or any agreements with the consumer; and (vi) not stipulating unreasonable or unfair terms for consumers and not excluding themselves from civil liability to undermine the legal rights and interests of consumers.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019, and the Administrative Measures on Leasing of Commodity House promulgated by the Ministry of Housing and Urban-rural Construction, which took effect as of February 1, 2011, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. Both lessor and lessee are also required to go through registration procedures to record the lease with the real estate administration department. Pursuant to these laws and regulations and various local regulations, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines, and the leasing interest may be subordinated to an interested third party acting in good faith.

On May 28, 2020, the Civil Code of the People’s Republic of China, or the PRC Civil Code, was promulgated by the National People’s Congress and came into effect on January 1, 2021 and replaced the Property Law, the Contract Law of the PRC and several other basic civil laws in the PRC. According to the PRC Civil Code, subject to consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the lease item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the lease item without the consent of the lessor. Where a lessor knows or should have known of the sublease made by a lessee but fails to raise any objection within six months, the lessor is deemed to have consented to the sublease. Pursuant to the PRC Civil Code, where a mortgagor leases the mortgaged property before the mortgage contract is concluded, the previously established leasing relation shall not be affected; and where a mortgagor leases the mortgaged property after the creation of the mortgage interest, the leasing interest will be subordinated to the registered mortgage interest.

Regulations Relating to Land or Property Use

In June 1986, the SCNPC promulgated the Land Administration Law of the PRC, which was most recently amended on August 26, 2019 and became effective on January 1, 2020. In January 1991, the State Council published Rules for Implementation of the Land Administration Law of the PRC which was most recently amended on July 2, 2021 and became effective on September 1, 2021. According to the regulations, enterprises and individuals shall use land strictly in accordance with the purpose stipulated in the land use master plan. Changes to the purpose of the use of land in accordance with laws must be supported by approval documents, and an application for the change of registration must be submitted to the land administration department of the people’s government above county level in which the land is situated. The change registration shall be carried out by the original land registration administrative authority in accordance with law. If the enterprises or individuals do not use state-owned land in accordance with the approved land use purpose, the natural resources administrative department of the people’s government at county level and above shall order the party concerned to hand over the land.

Regulations Relating to Environmental Protection

Pursuant to the PRC Environmental Protection Law promulgated by the SCNPC on December 26, 1989, amended on April 24, 2014, and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within a prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Civil Code. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Pursuant to the PRC Law on Environment Impact Assessment promulgated in 2002 and most recently amended in 2018, and the Administrative Regulations on the Environmental Protection of Construction Projects promulgated in 1998 with the latest amendment in July 2017, each construction project is required to undergo an environmental impact assessment, and an environmental impact assessment report must be submitted to the relevant governmental authorities for approval before the commencement of construction. In the event that there is a material change in respect of the construction site, scale, nature, the production techniques employed or the measures adopted for preventing pollution and preventing ecological damage of a given project, a new environmental impact assessment report must be submitted for approval. Moreover, after the completion of a construction project, the constructing entity is required to obtain a completion acceptance on environmental protection for the project. Failure to comply with the above-mentioned regulations may subject an enterprise to fines, suspension of the construction and other administrative liabilities and even criminal liabilities under severe circumstances.

Regulations Relating to Work Safety

Under relevant construction safety laws and regulations, including the PRC Work Safety Law, which was promulgated by the SCNPC on June 29, 2002, amended on August 27, 2009, August 31, 2014 and June 10, 2021, and effective on September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national or industrial standards. Automobile and components manufacturers are subject to such environment protection and work safety requirements.

Regulations Relating to Fire Protection

Pursuant to the PRC Fire Protection Law, which was promulgated by the SCNPC on April 29, 1998 and most recently amended on April 29, 2021. According to the Fire Protection Law and other relevant laws and regulations of the PRC, the Minister of Housing and Urban-rural Development and its local counterparts at or above county level shall monitor and administer the fire protection affairs. The fire protection departments of such public securities are responsible for implementation. The Fire Protection Law provides that the fire protection design or construction of a construction project must conform to the national fire protection technical standards (as the case may be). According to Interim Provisions on the Administration of Fire Protection Design Review and Final Inspection of Construction Projects promulgated by the Minister of Housing and Urban-rural Development on April 1, 2020 and most recently amended on August 21, 2023, and effective on October 3, 2023, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects are subject to the fire protection design review and final inspection with the competent department. Where a special construction project fails to undergo or pass the fire protection design review, neither the construction entity nor construction contractor shall commence construction. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB 30,000 and RMB 300,000.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010, and November 11, 2020, respectively. The Copyright Law amended in 2010 has extended copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised Implementing Regulations of the Trademark Law of the People’s Republic of China, which specifies the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and amended on December 28, 2002, January 9, 2010 and December 11, 2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide three types of patents, namely “inventions,” “utility models” and “designs.” Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On August 24, 2017, the Ministry of Industry and Information Technology promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which took effect on November 1, 2017. The Domain Name Measures regulate the registration of domain names, such as the China’s national top-level domain name “CN.” On June 18, 2019, the China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for the Registration of National Top-level Domain Names which took effect on the same day setting forth the detailed rules for registration of top-level domain names. The CNNIC also issued the revised Measures for the Resolution of Disputes over National Top-level Domain Names and the Procedures for the Resolution of Disputes over National Top-level Domain Names on June 18, 2019, pursuant to which domain name disputes shall be accepted and resolved by the dispute resolution service providers as accredited by the CNNIC.

Regulations Relating to Foreign Exchange

Foreign Exchange

Pursuant to the Administrative Regulations of the PRC on Foreign Exchange promulgated by the State Council on January 29, 1996, most recently amended on August 1, 2008, and took effective on August 5, 2008, and various regulations issued by the SAFE and other PRC regulatory agencies, foreign currency could be exchanged or paid through two different accounts, namely current account and capital account. Payment of current account items, including commodity, trade and service-related foreign exchange transactions and other current payment, may be made by conversion between Renminbi and foreign currencies without approval of the SAFE, but are subject to procedural requirements including presenting relevant documentary evidence of such transactions. Capital account items, such as direct equity investment, loans and repatriation of investment, require the prior approval from or registration with the SAFE or its local branch for conversion between RMB and the foreign currency, and remittance of the foreign currency outside the PRC.

SAFE Circular 59

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which became effective on December 17, 2012, with last amendment on December 30, 2019. SAFE Circular 59 substantially amends and simplifies the current foreign exchange procedure. According to SAFE Circular 59, the opening of various special purpose foreign exchange accounts (e.g., pre-investment expenses account, foreign exchange capital account, asset realization account, guarantee account) no longer requires SAFE’s approval. Furthermore, multiple capital accounts for the same entity may be opened in different provinces, which was not possible before the issuance of SAFE Circular 59. Reinvestment of lawful incomes derived by foreign investors in the PRC (e.g., profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment) no longer requires SAFE’s approval or verification, and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer requires SAFE’s approval.

SAFE Circular 19

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015 and further revised in 2019. According to the SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, SAFE promulgated SAFE Circular 16, which unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%, which may be adjusted by SAFE from time to time according to the situation of Balance of Payments. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Foreign Exchange Administrative Regulation and relevant provisions.

Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of an FIE and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes:

(1)	directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations;

(2)	directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations;

(3)	directly or indirectly used for the granting of loans to non-affiliated enterprises, with the exception that such granting is expressly permitted in the business license; and

(4)	construction or paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE Circular 37

SAFE Circular 37 became effective on July 4, 2014. Pursuant to SAFE Circular 37, SAFE and its branches shall enforce registration management for establishment of a special purpose vehicle, or SPV, by domestic residents (including domestic institutions and domestic resident individuals, and domestic resident individuals shall refer to PRC citizens holding the identity cards for PRC domestic residents, military identity certificates or identity certificates for armed police force, and overseas individuals that do not hold any domestic legitimate identity certificates but have habitual residences within the territory of the PRC due to relationships of economic interests). Prior to contributing domestic and overseas legitimate assets or interests to an SPV, a domestic resident shall apply to SAFE for foreign exchange registration of overseas investment. Where a registered overseas SPV undergoes changes of its domestic resident individual shareholders, name, operating period or other basic information, or experiences substantial changes including without limitation the increase or reduction of registered capital by domestic resident individuals, transfer or replacement of equity and merger or split, the SPV shall go through modification registration of foreign exchange for overseas investment with SAFE. Where a non-listed SPV uses its own equity interests or options to grant equity incentives to the directors, supervisors and senior management of a domestic enterprise under its direct or indirect control, as well as other employees in employment or labor relationships with the aforesaid company, relevant domestic resident individuals may, before exercising their rights, apply to SAFE for foreign exchange registration of the SPV.

SAFE Circular 13

Pursuant to Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or the SAFE Circular 13, which was promulgated by SAFE on February 13, 2015 and became effective on June 1, 2015, with last amendment on December 30, 2019, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment will be directly reviewed and handled by banks in accordance with SAFE Circular 13, and SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

Regulations Relating to Foreign Debts

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Foreign Exchange Administrative Regulation, the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF, and took effective on March 1, 2003 and the Administrative Measures for Registration of Foreign Debts promulgated by SAFE on April 28, 2013 and amended by the Notice of the SAFE on Abolishing and Amending the Normative Documents Related to the Reform of the Registered Capital Registration System on May 4, 2015. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by local banks. The SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register a permitted amount of foreign debts, which is as twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amount and directly handle the relevant procedures in banks without registration of each foreign debt. However, the non-financial enterprise shall report its international income and expenditure regularly.

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, which took effect on May 13, 2013 with last amendment on December 30, 2019, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfil the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Private Lending

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Provisions on Private Lending Cases, which was issued by the Supreme People’s Court of the People’s Republic of China on August 25, 2015 and amended on August 19, 2020 and December 29, 2020, respectively, to regulate the private lending activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not apply to the disputes arising from relevant financial services such as loan disbursement by financial institutions and their branches established upon approval by the financial regulatory authorities to engage in lending business.

The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations.

In addition, the Provisions on Private Lending Cases set forth that the People’s Court shall support the interest rates not exceeding four times of the market interest rate quoted for one-year loan at the time the private lending contracts were entered into.

Regulations Relating to Taxation

Income Tax

According to the EIT Law, which was promulgated on March 16, 2007, took effective on January 1, 2008 and amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

On February 3, 2015, SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7, with the latest amendment on December 29, 2017. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011, which were both revised on December 1, 2017, and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 will not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the SAT Circular 37, which took effect on December 1, 2017 with the latest amendment on June 15, 2018. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc. of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

According to the Circular of Printing the Administrative Measures for Recognition of High-Tech Enterprises amended by Ministry of Science and Technology, MOF and SAT on January 29, 2016 and came into effect since January 1, 2016, upon the accreditation of the qualification of High-tech enterprises, such enterprises may apply for the entitlement of the preferential enterprise income tax treatment since the current year beginning from the valid period approved by the accreditation. A “high and new technology enterprise,” is entitled to a favorable statutory tax rate of 15% and such an enterprise should keep all statutory required relevant materials in case of future inspection. This qualification is reassessed by relevant government authorities every three years.

Withholding Tax on Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law which reduced the rate from 20% to 10%, took effect from January 1, 2008 and amended on December 6, 2024. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or an arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the State Administration of Taxation on Issues Concerning “Beneficial Owners” in Tax Treaties, which was promulgated on February 3, 2018 and took effective on April 1, 2018. If the company’s activities do not constitute substantive business activities, it will be analyzed according to the actual situation of the specific case, which may not be conducive to the determination of its “beneficiary owner” capacity, and thus may not enjoy the concessions under the Double Tax Avoidance Arrangement.

Furthermore, the Administrative Measures for Convention Treatment for Non-resident Taxpayers, which became effective on January 1, 2020, require that non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming for the enjoyment of treaty benefits, and retention of the relevant materials for future inspection.” Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through a withholding agent, simultaneously gather and retain the relevant materials pursuant to the provisions of these Measures for future inspection, and subject to subsequent administration by relevant competent tax authorities.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 took effect on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively Promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, took effect on May 1, 2016 and amended on July 11, 2017 and March 20, 2019, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and other regulatory authority jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which took effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. According to the Value Added Tax Law of the PRC issued by the SCNPC on December 25, 2024 and took effect on January 1, 2026, gross proceeds from sales and importation of goods and provision of services are subject to VAT at a rate of 13%, with exceptions for certain categories of goods and services that are taxed at a rate of 9% or 6%.

Regulations Relating to Employment

The Labor Contract Law of the People’s Republic of China, or the Labor Contract Law, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and relevant management in charge or other directly responsible personnel may be fined from RMB 1,000 to RMB 10,000 for the non-compliance. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance with the stipulated deadline, it may be subject to a fine ranging from RMB 10,000 or RMB 50,000 and an application may be made to a local court for compulsory enforcement.

On December 28, 2012, the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which took effect on July 1, 2013. Pursuant to the amended Labor Contract Law, the outsourced contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of outsourced contract workers so that they do not exceed certain percentage of total number of employees. “Temporary work” means a position with a term of less than six months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute worker” means a position that can be temporarily replaced with an outsourced contract worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which took effect on March 1, 2014, outsourced workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use outsourced workers for temporary, auxiliary or substitutive positions, and the number of outsourced workers may not exceed 10% of the total number of employees. Any labor dispatching entity or employer in violation of the Labor Dispatch Provisions shall be ordered by the labor administrative authorities to rectify the noncompliance within a prescribed time limit; and if such entity or employer fails to do so within the prescribed time limit, it may be subject to a fine from RMB 5,000 to RMB 10,000 for each noncompliance outsourced worker, and the labor dispatching entity is subject to revocation of its license for engaging in the labor dispatch business. Where the employer causes any damage to the outsourced worker, the labor dispatch entity and the employer shall assume joint and several liabilities.

Pursuant to the PRC Civil Code, employers shall bear tortious liability for any injury or damage caused to other people by their employees in the course of their work. Parties that use outsourced labor shall bear tortious liability for any injury or damage caused to other people by outsourced personnel during the course of their work during the labor dispatch period; the labor dispatching party shall bear corresponding supplementary liability where it is at fault.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the CSRC promulgated the M&A Rules, which took effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to the M&A Rules; and (ii) when we set up our offshore holding structure, Ningbo Skycorp was a then-existing foreign-invested entity and not a PRC domestic company as defined under the M&A Rules; the interpretation and application of the regulations are subject to change, and our offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for our offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM shall be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and which took effect 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and which took effect on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law, which emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC promulgated the Trial Measures along with its five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating subsidiaries of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited combined financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; and (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements.

On February 24, 2023, the CSRC, MOF, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

Regulations Relating to Information Security and Privacy Protection

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effective from September 1, 2021. According to the PRC Data Security Law, a data classification protection system shall be established to protect data by classification. Entities engaged in data processing activities shall, in accordance with the laws and regulations, establish a sound whole-process data security management system, organize data security education and training, and take corresponding technical measures and other necessary measures to ensure data security.

According to the PRC Civil Code, personal information of natural persons is protected by law. Any organization or individual that needs to obtain personal information of others shall obtain legally and ensure the information security, and shall not illegally collect, use, process, transmit, trade, provide or disclose personal information of others. The Personal Information Protection Law of the PRC promulgated by the SCNPC on August 20, 2021, and effective from November 1, 2021, further emphasized the duties and responsibilities of the processing personnel for the protection of personal information, and provided stricter protection measures for processing sensitive personal information.

On December 28, 2021, the CAC published Measures for Cybersecurity Review (2021 version), which came into effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020 version). The Measures for Cybersecurity Review (2021 version) provides that operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. In addition, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Measures for Cybersecurity Review (2021 version), an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Measures for Cybersecurity Review (2021 version), there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Outbound Data Transfers, which became effective from September 1, 2022. The Security Assessment of Outbound Data Transfers shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients. The Security Assessment of Outbound Data Transfers stipulates the circumstances under which security assessment of outbound data transfers should be declared, including: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of one million people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority. Based on the relevant regulations relating to outbound data transfer in the Cyber Security Law, the Data Security Law, and the Personal Information Protection Law, the Measures provide the scope, conditions and procedures of security assessment of outbound data transfer and thereby provide specific guidelines for security assessment of outbound data transfers.

On October 14, 2025, the CAC issued the Measures for the Certification of Personal Information Protection for Cross-Border Data Transfers, which came into effect on January 1, 2026. The measures apply to activities related to the certification of personal information protection for cross-border data transfers conducted within China. The measures outline provisions regarding the definition, scope of application, certification procedures, and filing requirements for professional certification bodies involved in personal information protection certification for outbound personal information transfer.

4.C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

4.D. Property, Plant and Equipment

Ningbo Skycorp and its subsidiaries’ corporate headquarters and executive offices are currently located in Zhejiang Province in China. In connection with our business operations, Ningbo Dcloud Information leases in aggregate of 1,259 square meters of property for office use. Zhejiang Pntech leases 12,123 square meters and 1,600 square meters of properties for manufacturing of solar PV products and office use, respectively. The following table sets forth certain information relating to our principal facilities as of the date of this annual report.

Location	Size (Square Meters)	Term	Primary Use
Junhe Pump Industry Factory, No. 1500 Gulin Section, Yinxian Avenue	14,023	October 1, 2024 to September 30, 2029	Plant & Office
Room 301, 302, 303, Building B, No. 188 Jinghua Road, Ningbo High Tech Zone	516	December 25, 2024 to December 24, 2025	Office
Room 306, Building B, No. 188 Jinghua Road, Ningbo High tech Zone	77.3	October 8, 2024 to October 7, 2025	Office
Room 305, 307, 308, 309 No.188, Jing Hua Road, High-tech Zone, Ningbo City, Zhejiang Province, China	475.5	May 15, 2025 to May 14, 2026	Office
Room 310, No.188, Jing Hua Road, High-tech Zone, Ningbo City, Zhejiang Province, China	190.2	April 1, 2025 to March 31, 2026	Office
No. 1004, Building 3, Jingshi Plaza, No. 179 Yingbin Avenue, Huadu District, Guangzhou City	104.3	March 16, 2025 to March 15, 2026	Office

As we expand the scale of our business operations, we intend to add new facilities or expand our existing facilities. We believe that suitable additional or replacement space will become available in the future and on commercially reasonable terms to accommodate our foreseeable future expansion.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report.

5.A. Operating Results

Overview

We are a solar PV product provider principally engaged in the manufacture and sale of solar cables and solar connectors. We also actively cultivate partnerships with multiple IC chip manufacturers and offer customers new and used GPU and HPC servers. Our business is carried out through our operating subsidiaries, Ningbo Skycorp and its subsidiaries, in China.

Our mission is to become a green energy solutions provider to power data centers by using solar power and to make our planet greener by delivering environment-friendly solar PV products. Leveraging our expertise and experience in the solar PV products and services market, experience in developing solar power technologies, as well as business relationships with our HPC server customers, we aim to expand our solar PV product offerings and high computing server solutions to enterprise customers of HPC servers.

For the fiscal years ended September 30, 2025 and 2024, our revenue was $63,311,196 and $49,864,047, respectively, and our net income was $(2,211,646) and $1,165,819, respectively. For the fiscal year ended September 30, 2025, we generated 97.37% of our revenue from sales of solar PV products and services and 2.02% from sales of HPC products, compared to 93.23% of our revenue from sales of solar PV products and services and 6.77% from sales of HPC products for the fiscal year ended September 30, 2024.

Key Factors Affecting Operating Results

We believe our results of operations and future success are primarily affected by the following specific factors:

Economic and industry trends in China and globally

Our business and results of operations are affected by general factors driving the solar PV energy and HPC server industries, which are well positioned for further growth potential as indicated by, among others, (i) the strong and steady growth of the respective markets globally, and (iii) increasing demand for technologically advanced and diversified products. Consumer demand is driven by a number of other factors, including rapidly growing demand for quality and technology innovation, rising energy costs and utility costs. We believe that we are poised to benefit from the resilient consumer demand benefiting from certain favorable government policies and regulations applicable to the industry alongside the overall macroeconomic growth. On the other hand, there could also be industry challenges and regulatory restrictions in the future that affect us.

Our ability to ramp up production and increase sales volume

Our results of operation and financial performance depend upon our ability to continue to expand production capacity in response to the increasing consumer demand. Hence, it is critical for us to continuously ramp up production and increase sales volume. We conduct a lean production approach and determine our production target by closely monitoring the actual ordering requirements from customers. In addition, we take a comprehensive and strict management over the quality control to enhance the production efficiency and ensure delivery in a timely manner. Furthermore, we plan to enhance our automation level in the future.

Our current manufacturing facility in Ningbo, Zhejiang Province commenced production in June 2015 and has an annual production capacity of 180 million meters to fulfill the current demand. We intend to construct new manufacturing facility in Nanjing Pukou District to diversify our products portfolio and further solidify our market position. The manufacturing facility is expected to commence manufacturing in 2027. We believe that we will be able to reduce our volume-driven product costs and improve our gross margin when operating at scale.

Our ability to expand in domestic and international markets

Our business success and financial performance depend in part on our expansion of market presence. Levering our insights and extensive experience through years of refinement and evolvement, we believe we are well positioned to successfully compete in the surging global market. We continue to position ourselves in existing geographic markets in Asia and Europe, which we expect to serve as important sources of future growth. We have built and will continue to expand a robust sales network across China and globally efficiently as we view international expansion as an important element of our strategy for our long-term development. Accordingly, expanded global reach will require continued investment and may expose us to additional foreign currency risk, international taxes and tariffs, legal obligations and additional operational costs, risks and challenges that may impact our result of business and financial condition.

Our ability to maintain existing and attract prospective customers

Our sustainable growth in the long term is significantly dependent upon the retention and growth of our customer base. We amassed a large, loyal and growing premium customers covering a wide spectrum of verticals, providing a stable source of business for our operating subsidiaries’ operations and highlighted our continued efforts to address their needs over time.

As we continue to ramp up our business presence and enhance our brand awareness and economies of scale, we expect to attract new and retain existing customers. Leverage our industry knowhow and brand recognition, we strive to stay close with our existing and prospective customers to understand their needs and preferences, which we believe is enabling us to further penetrate the respective industry and capture additional market share, and continue to diversify our customer base efficiently. We continue to invest in our selling and marketing efforts, which are critical to driving customer acquisition.

Our ability to invest in technology innovation and talents

Our business success and financial performance, particularly our ability to drive growth, depends upon our technological capabilities. As of the date of this annual report, we have mastered multiple key technologies and possessed 58 patents, including 43 utility model patents, seven invention patents and eight design patents. For details, see “Item 4. Information on the Company — B. Business Overview — Intellectual Property — Patent.”

We have and will continue to make investments in technology to constantly innovate and adapt to evolving consumer preferences. We intend to establish an R&D center and continue to attract more experienced, talented R&D personnel to increase our competitiveness and strengthen our R&D efforts. In addition, we expect to cooperate with PV module manufacturers and solar energy storage enterprises, some of which have industry-leading positions in the respective domain they operate in, to expand our product portfolio riding on the strong and steady growth of the solar PV energy industry, in hope to win market share.

Our ability to manage costs and improve operating efficiency

Our results of operations are affected by our ability to effectively control costs and enhance our operating efficiency. A significant portion of our cost of revenues primarily relates to raw materials and components, which is determined principally by market forces and changes in governmental policies, as well as our bargaining power with our suppliers. The market price of the relevant raw materials and components fluctuates with market conditions. For the fiscal years ended September 30, 2025 and 2024, cost of revenues accounted for 90.05% and 86.90% of our total revenues, respectively. Our ability to effectively control these costs as we continue to ramp up our production volume has affected and will continue to affect our financial performance significantly. Going forward, we will actively cultivate partnerships with suppliers to maintain competitive pricing terms.

With the support of practical experience and industry know-how gained from our extensive operations serving a large customer base, we continue to refine and enrich our production to improve operating efficiency. With respect to selling and marketing expenses, we expect to continue to benefit increasingly from the network effect of our enhanced brand presence. We also intend to optimize our general and administrative expenses by enhancing our level of management, streamlining our internal workflows, and leveraging technology to drive convenience, cost-efficiency and productivity.

Results of Operations

The following tables set forth a summary of our consolidated statements of operations and comprehensive income for the fiscal years ended September 30, 2025 and 2024, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the years ended September 30,
	2025	2024	Variance	%
Revenues	$63,311,196	$49,864,047	$13,447,149	26.97%
Cost of revenues	(57,010,755)	(43,329,908)	(13,680,847)	31.57%
Gross Profit	6,300,441	6,534,139	(2,087,780)	(3.58)%
Gross Margin	9.95%	13.10%

Operating expenses
Selling and marketing expenses	(2,344,453)	(1,812,500)	(531,953)	29.35%
General and administrative expenses	(4,824,085)	(1,725,898)	(3,098,187)	179.51%
Research and development expenses	(1,680,797)	(1,874,219)	193,422	(10.32)%
Total operating expenses	(8,849,335)	(5,412,617)	(3,436,718)	63.49%

Operating income	(2,548,894)	1,121,522	(3,670,416)	(327.27)%

Other income (expenses):
Losses on equity investments	(50,975)	—	(50,975)	100%
Unrealized loss from digital assets holdings	(18,787)	—	(18,787)	100%
Interest expense	(207,848)	(202,693)	(5,155)	2.54%
Interest income	60,955	50,966	9,989	19.60%
Foreign exchange gain (loss), net	110,914	98,948	11,966	12.09%
Other income, net	479,076	206,875	272,201	131.58%
Total other expenses, net	373,335	154,096	238,026	154.47%

Income before income tax expense	(2,175,559)	1,275,618	(3,451,177)	(270.55)%
Income tax expense	(36,087)	(109,799)	73,712	(67.13)%
Net Income	$(2,211,646)	$1,165,819	$(3,377,465)	(289.71)%

Segment information for the Year Ended September 30, 2025

	Solar PV products	High performance computing products	Others	Total
Revenues	$61,646,464	$1,278,785	385,947	$63,311,196
Cost of revenue	55,496,775	1,162,926	351,054	57,010,755
Segment gross profit	$6,149,689	$115,859	34,893	$6,300,441
Segment gross margin	9.98%	9.06%	9.04	9.95%

	Solar PV products	High performance computing products	Total
Revenues	$46,486,751	$3,377,296	$49,864,047
Cost of revenue	40,335,095	2,994,813	43,329,908
Segment gross profit	$6,151,656	$382,483	$6,534,139
Segment gross margin	13.23%	11.33%	13.10%

Revenues

For the fiscal years ended September 30, 2025 and 2024, our revenues were $63,311,196 and $49,864,047, respectively. This represents an increase of $13,447,149, or 26.97%, which was primarily driven by a $15,159,713 (or 32.61%) growth in solar PV product sales. This growth was partially offset by a $2,098,511 (or 62.14%) decrease in HPC product sales.

For the fiscal year ended September 30, 2025, we generated revenue from sales of solar PV products of $61,646,464, representing an increase of $15,159,713 or 32.61%, comparing to $46,486,751 for the fiscal year ended September 30, 2024. Revenue from sales of solar PV products accounted for 97.37% and 93.23% of our total revenues for the fiscal years ended September 30, 2025 and 2024, respectively. The increase in our solar PV products sales was mainly due to: (1) the expanding global photovoltaic market, which drove higher demand for solar photovoltaic cables; (2) declining storage battery costs, which accelerated the return on investment for energy storage systems and encouraged users to install them; and (3) the growing number of countries promoting the installation of photovoltaic and energy storage systems through supportive policies and incentives.

Starting from the fiscal year ended September 20, 2023, our business has shifted to focus more on manufacturing and sales of our solar PV products and decreased investment in HPC products due to the reduced demand for computing power after an initial surge driven by large models and challenges in the global development of computing power. We generated revenue from sales of HPC product of $1,278,785 for the fiscal year ended September 30, 2025, representing a decrease of $2,098,511, or 62.14%, compared with $3,377,296 for the fiscal year ended September 30, 2024. Revenue from sales of HPC products accounted for 2.02% and 6.77% of our total revenues for the fiscal years ended September 30, 2025 and 2024, respectively.

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of servers, photovoltaic cable, and photovoltaic connectors etc., depreciation, maintenance, and other overhead expenses.

Our cost of revenues for solar PV products increased by $15,161,680, or 37.59%, to $55,496,775 for the fiscal year ended September 30, 2025 from $40,335,095 for the fiscal year ended September 30, 2024. The percentage increase in cost of revenues was consistent with the 32.61% increase in revenues.

Our cost of revenues for HPC products sales decreased by $1,831,887, or 61.17%, to $1,278,785 for the fiscal year ended September 30, 2025 from $2,994,813 for the fiscal year ended September 30, 2024. The percentage decrease in cost of revenues was consistent with the 62.14% decrease in revenues.

Gross profit and margin

Gross profit for the years ended September 30, 2025 and 2024 were $6,300,441 and $6,534,139, representing 9.95% and 13.10% of revenues, respectively. The gross margin contraction in fiscal 2025 is attributable to a lower overall margin rate compared to the prior year. Intensified competition within the solar industry created significant pricing pressures, compelling us to reduce unit selling prices to secure orders, which eroded overall profitability.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salaries and benefits, office expenses, and freight expenses. Our selling and marketing expenses were $2,344,453 and $1,812,500 for the years ended September 30, 2025 and 2024, respectively. The selling and marketing expenses increased by $531,953, or 29.35%, primarily due to the increase in international shipping expenses, driven by the growth in our overseas revenues. Our oversea sales increased by $14,035,052, or 140.82%, from $9,966,816 for the fiscal year ended September 30, 2024, to $24,001,868 for the fiscal year ended September 30, 2025. The increase in our oversea sales was due to our strategy of focusing on Solar PV products swift from HPC products, which contributed major part of our oversea sales.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and welfare expenses, rental expenses, depreciation and amortization expenses, and bad debt provision. Our general and administrative expenses were $4,824,085 and $1,725,898 for the fiscal years ended September 30, 2025 and 2024, respectively, representing an increase of $3,098,187, or 179.51%. The increase in our general and administrative expenses was primarily attributable to an increase in professional fees and rental expenses of factories for the fiscal year ended September 30, 2025. The increase in professional fees was due to higher initial compliance-related service fees for the fiscal year ended September 30, 2025. Meanwhile, the increase in rental expenses was due to our relocation to a larger facility to support capacity expansion.

Research and development expenses

Research and development expenses primarily consist of material cost, employee salaries and benefit costs and other costs related to the improvement research and development for our solar PV products. Research and development expenses were $1,680,797 and $1,874,219 for the fiscal years ended September 30, 2025 and 2024, respectively, representing a decrease of $193,422, or 10.32%.The decline in our research and development expenses was primarily due to the reduced salary This was due to the advancement of five projects initiated in the prior year, which are now approaching completion and thus require less developmental staffing.

Income tax expense

The PRC EIT is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. Income tax expense amounted to $36,087 and $109,799 for the fiscal years ended September 30, 2025 and 2024, respectively. The decrease in income tax expense was mainly due to: (1) the decrease in our income before income tax expense of $3,432,390, or 269.08%, from $1,275,618 for the fiscal year ended September 30, 2024 to $(2,156,772）for the fiscal year ended September 30, 2025.

Net income

As a result of the foregoing, our net income for the fiscal years ended September 30, 2025 and 2024 were $(2,211,646) and $1,165,819, respectively, representing a decrease of $$3,377,465 or 289.71%.

Segment information for the Year Ended September 30, 2024

	Solar PV products	High performance computing products	Total
Revenues	$46,486,751	$3,377,296	$49,864,047
Cost of revenue	40,335,095	2,994,813	43,329,908
Segment gross profit	$6,151,656	$382,483	$6,534,139
Segment gross margin	13.23%	11.33%	13.10%

Revenues

Our revenues for the fiscal years ended September 30, 2024 and 2023 were $49,864,047 and $50,815,675, respectively. The $951,628, or 1.87% decrease in revenues mainly resulted from the $10,762,627, or 76.12% decrease in sales of HPC products though offset by $9,810,999, or 26.75% increase in sales of solar PV products.

For the fiscal year ended September 30, 2024, we generated revenue from sales of solar PV products of $46,486,751, representing an increase of $9,810,999, or 26.75%, comparing to $36,675,752 for the fiscal year ended September 30, 2023. Revenue from sales of solar PV products accounted for 93.23% and 72.17% of our total revenues for the fiscal years ended September 30, 2024 and 2023, respectively. The increase in our solar PV products sales was mainly due to: (1) the expanding global photovoltaic market, which drove higher demand for solar photovoltaic cables; (2) declining storage battery costs, which accelerated the return on investment for energy storage systems and encouraged users to install them; and (3) the growing number of countries promoting the installation of photovoltaic and energy storage systems through supportive policies and incentives.

Starting from the fiscal year ended September 20, 2023, our business has shifted to focus more on manufacturing and sales of our solar PV products and decreased investment in HPC products due to the reduced demand for computing power after an initial surge driven by large models and challenges in the global development of computing power. We generated revenue from sales of HPC product of $3,377,296 for the fiscal year ended September 30, 2024, represent a decrease of $10,762,627, or 76.12%, comparing to $14,139,923 for the fiscal year ended September 30, 2023. Revenue from sales of HPC products accounted for 6.77% and 27.83% of our total revenues for the fiscal years ended September 30, 2024 and 2023, respectively.

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of servers, photovoltaic cable, and photovoltaic connectors etc., depreciation, maintenance, and other overhead expenses.

Our cost of revenues for solar PV products increased by $9,624,092, or 31.34%, to $40,335,095 for the fiscal year ended September 30, 2024 from $30,711,003 for the fiscal year ended September 30, 2023. The percentage increase in cost of revenues was consistent with the 26.75% increase in revenues.

Our cost of revenues for HPC products sales decreased by $8,487,940, or 73.92%, to $2,994,813 for the fiscal year ended September 30, 2024 from $11,482,753 for the fiscal year ended September 30, 2023. The percentage decrease in cost of revenues was consistent with the 76.12% decrease in revenues.

Gross profit and margin

Gross profit for the years ended September 30, 2024 and 2023 were $6,534,139 and $8,621,919, representing 13.10% and 16.97% of revenues, respectively. The decrease in gross margin for the fiscal year ended September 30, 2024 was due to: (1) the increase of $9,810,999 in Solar PV products sales, whose gross margin was comparatively lower, and the decrease of $10,762,627 in HPC products sales, whose gross margin was comparatively higher; and (2) the overall lower gross margin rate for our products compared with the fiscal year ended September 30, 2023, caused by the intensified competition in the solar industry that led to a reduction in unit selling prices for our products in order to secure orders.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salaries and benefits, office expense, and freight expense. Our selling and marketing expenses were $1,812,500 and $2,464,908 for the years ended September 30, 2024 and 2023, respectively. The selling and marketing expenses decreased by $652,408, or 26.47%, primarily due to the decrease in international shipping expenses, driven by the decline in our overseas revenues. Our oversea sales decreased by $7,578,588, or 43.19%, from $17,545,404 for the fiscal year ended September 30, 2023, to $9,966,816 for the fiscal year ended September 30, 2024. The decrease in our oversea sales was due to our strategy of focusing on Solar PV products from HPC products, which contributed major part of our oversea sales.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and welfare expenses, rental expense, depreciation and amortization expenses, and bad debt provision. Our general and administrative expenses were $1,725,898 and $2,831,805 for the fiscal years ended September 30, 2024 and 2023, respectively, representing a decrease of $1,105,907, or 39.05%. The decrease in our general and administrative expenses was primarily attributable to a reduction in professional fees and office expenses for the fiscal year ended September 30, 2024. The decline in professional fees was due to higher initial compliance-related service fees incurred during the early stages of our listing process for the fiscal year ended September 30, 2023, which stabilized in the fiscal year ended September 30, 2024. Meanwhile, the decline in office expenses was driven by our streamlining operations and implementing cost-saving measures to improve efficiency.

Research and development expenses

Research and development expenses primarily consist of material cost, employee salaries and benefit costs and other costs related to the improvement research and development for our solar PV products. Research and development expenses were $1,874,219 and $607,484 for the fiscal years ended September 30, 2024 and 2023, respectively, representing an increase of $1,266,735, or 208.52%. The increase in our research and development expenses was primarily due to the increase in salary expense and research materials occurred, as we started 5 new research & development projects to increase to competitivity of our solar PV products during the fiscal year ended September 30, 2024.

Income tax expense

The PRC EIT is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. Income tax expense amounted to $109,799 and $752,072 for the fiscal years ended September 30, 2024 and 2023, respectively. The decrease in income tax expense was mainly due to: (1) the decrease in our income before income tax expense of $1,284,182, or 50.17%, from $2,559,800 for the fiscal year ended September 30, 2023 to $1,275,618 for the fiscal year ended September 30, 2024; and (2) effect of the increased research and development expenses deduction from $147,453 for the fiscal year ended September 30, 2023 to $316,297 for the fiscal year ended September 30, 2024.

Net income

As a result of the foregoing, our net income for the fiscal years ended September 30, 2024 and 2023 were $1,165,819 and $1,807,728, respectively, representing a decrease of $641,909 or 35.51%.

Taxation

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of the Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Shares, as the case may be, nor will gains derived from the disposal of the Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the Shares or on an instrument of transfer in respect of a Share.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Skycorp Cayman is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Skycorp Cayman. may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or Ordinary Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or Ordinary Shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information — D. Risk Factors — Risk Factors Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

The SAT and the MOF issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which took effect on January 1, 2008. On October 17, 2017, the SAT issued the SAT Circular 37. By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments, or the Administrative Measures, which took effect in January 1, 2020, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, Skycorp Cayman may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

5.B. Liquidity and Capital Resources

We plan to support our future operations primarily from cash generated from our operating subsidiaries’ operations and the proceeds from our initial public offering. We may, however, require additional cash due to business expansion or other future developments. If our future cash is insufficient to meet our requirements, we may further to seek to issue debt or equity securities or obtain additional credit facilities.

As of September 30, 2025, we had cash and cash equivalents of $9,343,368 and a total working capital of $5,166,851.

As of September 30, 2024, we had cash and cash equivalents of $5,166,851 and a total working capital of $12,669,795.

We believe that we will generate sufficient cash flows to fund our operating subsidiaries’ operations and to meet our obligations on a timely basis for the next 12 months, assuming the successful implementation of our business plans.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiaries. However, we have no present plans to declare dividend and we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions had no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

To utilize the proceeds from our initial public offering, we may make additional loans or capital contributions to our PRC subsidiaries. PRC laws and regulations allow an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the filing or approval of government authorities and limits on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to fund their capital expenditures or working capital. For an increase of registered capital, our PRC subsidiaries need to file such change of registered capital with the SAMR or its local counterparts through the enterprise registration system and the national enterprise credit information publicity system, and the SAMR or its local counterparts will then push such information to the China’s MOFCOM or its local counterparts. If the holding company provides funding to our PRC subsidiaries through loans, (a) in the event that the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration and other relevant rules applies, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches, or (b) in the event that the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, applies, the balance of such loans will be subject to the risk-weighted approach and the net asset limits and we will need to file the loans with the SAFE in its information system pursuant to applicable requirements and guidelines issued by the SAFE or its local branches. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions to our PRC subsidiaries and loans to our PRC subsidiaries, we cannot assure that we will be able to complete these filings and registrations on a timely basis, or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulations on loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” We expect the net proceeds from our initial public offering in 2025 to be used in the PRC and will be in the form of Renminbi and, therefore, our PRC subsidiaries will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the years ended September 30,
	2025	2024
Net cash provided by operating activities	$2,870,940	$1,597,086
Net cash used in investing activities	(4,803,821)	(4,434,725)
Net cash provided by financing activities	8,197,520	1,865,423
Effect of exchange rate changes	40,577	208,727
Net increase (decrease) in cash, cash equivalents, and restricted cash	$6,307,216	$(763,489)

Operating Activities

Net cash provided by operating activities was $2,870,940, for the fiscal year ended September 30, 2025, primarily consisted of an increase of $2,785,490 in other payable, an increase of $2,988,792 in accounts payable , an increase of $2,113,654 in notes payable ,an increase of 3,177,572 in contract liabilities, an increase of 2,250,864 in due to related parties , and offset by net income of (2,211,646), an increase in prepaid expenses and other current assets of $3,684,042, an increase in due from related parties of $5,538,410.

(1) The increase in due from and due to related parties were mainly related to sales and purchase solar PV products to related parties for the fiscal year ended September 30, 2025.

(2) For the fiscal year ended September 30, 2025, the rise in sales in Asian regions other than Mainland China is attributed to the policy support for the photovoltaic industry from foreign countries, which significantly increased the revenue share of Mainland China from 80% for the fiscal year ended September 30, 2024 to 62% for the fiscal year ended September 30, 2025. Most of the growing customers during the periods are actually export-oriented enterprises. After purchasing our products, they ultimately sell them to overseas markets. We refined our strategy to prioritize the solar PV products sales. Consequently, the contract liabilities related to solar PV products customers increased and purchase materials of solar PV products from suppliers also increased in the current year.

Net cash provided by operating activities was $1,597,086, for the fiscal year ended September 30, 2024, primarily consisted of net income of $1,165,819, a decrease of $1,553,810 in inventories, a decrease of $1,831,587 in prepaid expenses and other current assets, an increase of $1,894,110 in advance from customers, and offset by an increase in accounts receivable of $4,158,857, a decrease in accounts payable of $1,240,765, and a decrease of $1,036,580 in notes payable.

(1) The decrease in inventories and increase in accounts receivable were mainly due to easier payment terms provided to customers, which significantly promoted sales and delayed receipt of payments for the fiscal year ended September 30, 2024.

As of September 30, 2025 and 2024, accounts receivable consisted of the following:

	September 30, 2025	September 30, 2024	Variance
	$	$	$	%
Accounts receivable, cost	10,159,717	11,136,130	4,530,792	68.60%
Allowance for credit loss	(1,113,046)	(479,698)	(336,583)	235.18%
Accounts receivable, net	9,046,671	10,656,432	2,194,210	64.90%

The table below presents aging analysis of our accounts receivable balances as of September 30, 2025 and 2024.

	As of September 30,
	2025	2024
Less than 90 days	$2,617,283	$7,608,106
91 – 180 days	874,961	451,056
180 days – 1 year	3,317,233	2,945,621
1 – 2 years	3,343,220	92,406
2 – 3 years	5,756	38,941
>3 years	1,263
Total accounts receivable, cost	$10,159,717	$11,136,130

As of September 30, 2025 and 2024, 67.02% and 98.82% of our accounts receivable balances were within 1 year, respectively. Up to the filing date of the annual report, the Company had collected $2,728,528 of the total accounts receivable balance as of September 30, 2024.

(2) For the fiscal year ended September 30, 2024, the global economic growth was slowing down, and the market demand for HPC service was decreasing. We adjusted our strategy to focus on the solar PV products sales. As a result, the prepayment to HPC server suppliers and advances from HPC server customers decreased for the current year.

Investing Activities

For the fiscal year ended September 30, 2025, net cash used in investing activities was $4,803,821, which consisted of advance made to related party of $1,472,950, purchase of equity investments of 2,943,636 and purchase of property and equipment of $465,357

For the fiscal year ended September 30, 2024, net cash used in investing activities was $4,434,725, which consisted of downpayment for investment of $4,029,377, purchase of property and equipment of $239,820, and purchase of intangible assets of $165,528.

Financing Activities

For the fiscal year ended September 30, 2025, net cash provided by financing activities was $8,197,520, which was mainly contributed by proceeds from borrowings of $1,729,771,proceeds from related parties of $3,105,579, and net proceeds from initial public offering of $6,432,280 after deducting expenses primarily consisting of underwriting compensation, legal fees, and audit fees by issuing 2,000,000 ordinary shares at $4.00 per share for total gross proceeds of $8,000,000 in its Initial Public Offering (IPO, offset by repayment to related parties of $394,915, and repayment of borrowings of $2,451,794.

For the fiscal year ended September 30, 2024, net cash provided by financing activities was $1,865,423, which was mainly contributed by net proceeds from bank borrowings of $5,132,599, and proceeds from related parties of $1,943,597, offset by repayment to related parties of $263,980, and repayment of bank borrowings of $4,807,987.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

Commitments and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity, except for the following disclosure.

Capital Commitment

On May 11, 2023, the Company committed to invest $71,249 (RMB 500,000) to Ningbo Yiqiying New Energy Co., Ltd. As of September 30, 2025, the Company had outstanding balances of $71,249 (RMB 500,000). The Company expected to pay off the outstanding capital fund before September 30, 2026.

On October 25, 2023, the Company committed to invest $6,000,000 (RMB 43,321,800) to establish a new company, Nanjing Cesun Power Co., Ltd., with other parties. As of September 30, 2025, the Company paid 5,464,618 (RMB 38,828,840) and had $535,382 (RMB 4,492,960) outstanding. The Company expected to pay off the outstanding capital fund before September 30, 2026.

On October 23, 2023, the Company committed to invest $142,499 (RMB 1,000,000) to establish a new company, Hubei Nanzhuo New Energy Co., Ltd., with other party. As of September 30, 2025, the Company had $142,499 (RMB 1,000,000) outstanding. The Company expected to pay off the outstanding capital fund before September 30, 2026.

On March 19, 2024, the Company committed to invest $71,249 (RMB 500,000) to Suqian Shuyong New Energy Co., Ltd. As of September 30, 2025, the Company had outstanding balances of $71,249 (RMB 500,000). The Company expected to pay off the outstanding capital fund before September 30, 2026.

On October 24, 2024, the Company committed to invest $35,625 (RMB 250,000) to Taizhou Shuyong New Energy Co., Ltd. As of September 30, 2025, the Company had outstanding balances of $35,625 (RMB 250,000). The Company expected to pay off the outstanding capital fund before September 30, 2026.

Holding Company Structure

See “Item 3. Key Information — Our Company Structure.”

5.C. Research and Development

See “Item 4. Information on The Company — B. Business Overview — Research and Development” and “Item 4. Information on The Company — B. Business Overview — Intellectual Property.”

5.D. Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

5.E. Critical Accounting Estimates

(a)	Basis of presentation and principles of consolidation

The accompanying financial statements include the balances and results of operations of the Company have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

A subsidiary is an entity in which the Company directly or indirectly controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of notes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All inter-company transactions and balances have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property and equipment, impairment of long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

(c)	Foreign currency translation

The reporting currency of the Company is the U.S. dollar (“$”). The functional currency of subsidiaries located in China and Hong Kong are the Chinese Renminbi (“RMB”) and the Hong Kong dollars (“HK$”), respectively. For the entities whose functional currency is the RMB and HK$, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive loss in the Consolidated Statements of Operations and Comprehensive Income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The Company’s assets and liabilities are translated into United States dollars from RMB at year-end exchange rates, and its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	September 30, 2025	September 30, 2024
Year end RMB: US$ exchange rate	7.1055	7.0176
Annual average RMB: US$ exchange rate	7.1628	7.2043
Year end HK$: US$ exchange rate	7.7820	7.7693
Annual average HK$: US$ exchange rate	7.7960	7.8127

The RMB is not freely convertible into foreign currencies and all foreign exchange transactions must be conducted through authorized financial institutions.

(d)	Fair value measurement

The Company applies Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for identical or similar assets and liabilities in active markets or in inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature. The Company’s financial instruments include cash and cash equivalents, accounts receivable, amounts due from related parties, other current assets, amounts due to related parties, accounts payable, other current payable, and taxes payable.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

(f)	Restricted Cash

Banker’s acceptances and time deposits with withdrawal restrictions or pledged as collateral are classified as restricted cash. This amount is presented as either a current or non-current asset based on the duration of the restriction. For the Company, restricted cash primarily consists of banker’s acceptances.

(g)	Accounts and notes receivables, net

Accounts receivable are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts.

Notes receivable, net represent short-term notes receivable issued by reputable financial institutions entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally range from one to twelve months from the date of issuance.

The Company adopted ASU 2016-13 Financial Instruments — Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable. After the Company’s assessment of CECL, no material difference was found comparing to the amount recorded in accordance with the previous method.

(h)	Digital assets

The Company accounts for its digital assets, which are comprised solely of ETH, as indefinite-lived intangible assets in accordance with ASC 350-60, Intangibles—Goodwill and Other-Crypto Assets. The Company’s digital assets are initially recorded at cost. ETH assets are measured at fair value as of each reporting period. The Company determines the fair value of its ETH in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices , the active exchange that the Company has determined is its principal market for ETH (Level 1 inputs). Changes in fair value are recognized as incurred in the Company’s Consolidated Statements of Operations, within “Unrealized loss on digital assets”, within operating expenses in the Company’s Consolidated Statement of Operations.

(i)	Inventories, net

Inventories, primarily consisting of (1) assembly items, such as PV cable, PV connectors and accessories, etc.; (2) trading goods for sales, including servers and PV cables, etc.; and (3) parts, mainly refers to raw materials for solar PV products. They are stated at the lower of cost or net realizable value. The Company applies the weighted average cost method to its inventory. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value.

(j)	Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of prepayments made to vendors and services providers for future services that have not been provided, employee advances, other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

(k)	Equity Investments

The equity method of accounting for investments when we have significant influence, but not controlling interest in the investee. Judgment regarding the level of influence over each equity method investment includes key factors such as ownership interest, representation on the board of directors, participation in policy-making decisions, operational decision-making authority, and material intercompany transactions. Under this method of accounting, our proportionate share of the net income (loss) resulting from these investments is reported in “Loss on equity investments” in the consolidated statements of operations since the activities of the investees are closely aligned with, and a critical part of, our operations. The carrying value of our equity method investments is reported as “Equity method investments” in our consolidated balance sheets. For all equity method investments, we record our share of an investee’s income or loss on every year. We evaluate material events occurring during the year to determine whether the effects of such events should be disclosed in our financial statements. We classify distributions received from equity method investments using the cumulative earnings approach on our consolidated statements of cash flows. A change in our proportionate share of an investee’s equity resulting from issuance of common shares or in-substance common shares by the investee to third parties is recorded as a gain or loss in our consolidated statements of operations in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 323, “Investments-Equity Method and Joint Ventures” (Subtopic 10-40-1). We assess investments for impairment whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable. If the decline in value is considered to be other than temporary, the investment is written down to its estimated fair value, which establishes a new cost basis in the investment. We did not record any such impairment charges for any periods presented.

(l)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

The depreciation of property and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

Items	Useful life
Production equipment	5 – 10 Years
Furniture, fixtures and office equipment	3 – 5 Years
Vehicles	4 – 10 Years

The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

(m)	Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any, Intangible assets are amortized using straight-line method over the estimated economic useful lives of the assets. The useful lives are based on the Company’s historical experience with similar assets and take into account the anticipated technological changes. The amortization expenses are recorded in general and administrative expenses depending upon the nature of activities.

The Company reviews the estimated useful lives of assets annually to determine the amount of amortization expense to be recorded during any financial year. The amortization expense for future periods is adjusted if there are significant changes from previous estimates. Estimated useful lives of intangible assets are as follows:

Items	Useful life
Patent rights	10 years

The Company’s intangible assets with definite useful lives primarily consist of patent rights. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of ten years or twenty years. In accordance with Article 42 of the Patent Law of the people’s Republic of China, management clearly confirm that the term of patent right for utility model and design patent is 10 years.

(n)	Impairment of Long-Lived Assets

Long-lived assets including property and equipment, right of use assets, intangible assets and other non-current assets other than goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the long-live assets’ fair value. There were no impairment losses on long-lived for the years ended September 30, 2025 and 2024.

(o)	Leases

The Company adopted ASC 842, “Leases” (“ASC 842”) on January 1, 2019, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedient. The Company categorized leases with contractual terms longer than twelve months as either operating or finance lease.

Right-of-use (“ROU”) assets represent the Company’s rights to use underlying assets for the lease terms and lease liabilities represent the Company’s obligation to make lease payments arising from the leases. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for the Company’s operating leases, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company elected not to separate non-lease components from lease components; therefore, it will account for lease components and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments may be fixed or variable; however, only fixed payments or in-substance fixed payments are included in the lease liability calculation. Variable lease payments mainly include costs related to certain IDC facilities leases which are determined based on actual number of usages. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred.

For operating leases, lease expense is recognized on a straight-line basis over the lease term. For finance leases, lease expense is recognized as depreciation on a straight-line basis over the lease term and interest using the effective interest method.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term. There was no impairment for operating right-of-use lease assets as of September 30, 2025 and 2024.

(p)	Borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

(q)	Statutory Reserves

The Company’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the foreign invested enterprises established in the PRC, the Company’s subsidiaries registered as wholly foreign owned enterprises have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the Company.

In addition, in accordance with the PRC Company Law, the Company’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the Company. Appropriation to the discretionary surplus fund is made at the discretion of the Company.

(r)	Revenue recognition

The Company follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”) for revenue recognition. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Company satisfies a performance obligation.

Revenue is measured at the fair value of the consideration received or receivable for the sales of products and services in the ordinary course of the Company’s activities.

When another party is involved in providing goods or services to a customer, the Company determines whether the nature of its promise is a performance obligation to provide the specified services itself (i.e. the Company is a principal) or to arrange for those services to be provided by the other party (i.e. the Company is an agent).

The Company is a principal if it controls the specified services before those services are transferred to a customer. The Company is an agent if its performance obligation is to arrange for the provision of the specified services by another party. In this case, the Company does not control the specified services provided by another party before those services are transferred to the customer. When the Company acts as an agent, it recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified services to be provided by the other party. This evaluation is performed separately for each performance obligation identified. For the year ended September 30 2025 and 2024, there was no revenue recognized on a net basis where the Company is acting as an agent.

Revenue is recognized when or as the control of the services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time.

Control of the services is transferred over time if the Company’s performance:

(a)	provides all of the benefits received and consumed simultaneously by the customer;

(b)	creates and enhances an asset that the customer controls as the Company performs;

(c)	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

If control of the services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services. This evaluation is performed separately for each performance obligation identified.

Revenue from sales of solar PV products and HPC products

The Company sells solar PV products, HPC server products and their accessories to customers. The transaction price in the contract is fixed and reflected in the sales order and invoice. The performance obligation is to transfer promised products to a customer upon acceptance by customers, and the Company is primarily responsible for fulfilling the promise to deliver the products to the customers. There is only one performance obligation in the contract and there is no need for allocation. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation.

(s)	Cost of revenue

Cost of revenue consists primarily of material cost, labor cost, irradiation fee and other related expenses that are directly attributable to the Company’s principal operations.

(t)	General and administrative expenses

General and administrative expenses consist primarily of salaries, professional consulting fees, rental and other general corporate related expenses.

(u)	Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, packaging fees, other expenses related to sales activities.

(v)	Research and development expenses

Research and development (“R&D”) expenses are expensed as incurred. R&D expenses are related to certain software research and development for internal use.

R&D expenses primarily consist of raw materials, employee salary and benefit costs.

(w)	Taxation

Income tax

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,498). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Value added taxes

Skycorp Solar Group’s China subsidiaries are subject to value-added tax (“VAT”) for providing services and sales of products.

Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in tax payable. The Company reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Operations and Comprehensive Income.

(x)	Earnings per share

Earnings per share is computed by dividing net income attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding for the period. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders of the Company as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(y)	Non-controlling interest

A non-controlling interest in subsidiaries of the Company represents the portion of the equity (net assets) in the subsidiaries not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets, and net income and other comprehensive income attributable to non-controlling shareholders are presented as a separate component on the Consolidated Statements of Operations and Comprehensive (Loss) Income.

(z)	Segment reporting

The Company has organized its operations into two operating segments. The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company has determined that it operates in two operating segments, i.e. the business to manufacture and sell solar PV products and solar power system solutions service, the business to sell High Performance Computing products and others.

Although the Company’s long-lived assets are substantially all located in the PRC, for the fiscal year ended September 30, 2025, 60% solar PV products sold to PRC and 38% sold to other countries, and 2% HPC products sold to PRC and no HPC products sold to other countries. So the Company presented geographical segments as requested.

(aa)	Comprehensive (loss) income

Comprehensive (loss) income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the fiscal years ended September 30, 2025 and 2024 presented, the Company’s comprehensive (loss) income includes net (loss) income and other comprehensive income, which consists of the foreign currency translation adjustments.

(bb)	Related parties

The Company follows subtopic 850-10 of the FASB ASC for the identification of related parties and disclosure of related party transactions. Pursuant to Section 850-10-20, related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the FV option under the FV Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Amounts due from related parties are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company often assesses the creditworthiness of related parties before entering into transactions with them.

(cc)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315042.

Name	Age	Position with our Company
Weiqi Huang	42	Director, Chairman of the Board and Chief Executive Officer
Zhe Liang	33	Chief Financial Officer
Jiye He	45	Director and Chief Information Officer
Xufeng Lu	46	Chief Technology Officer
Zhen Meng	42	Independent Director
Mengying Wang	34	Independent Director
Shibo Feng	42	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Weiqi Huang serves as our Director, Chairman of the Board, and Chief Executive Officer, and he is the founder and Chief Executive Officer of Ningbo Skycorp. Mr. Huang is responsible for overall operations, strategic planning, product innovation, team leadership, and the development of strategic partnerships. Mr. Huang entered the renewable energy industry in 2010 at Eoplly New Energy Technology Co., Ltd. as an Overseas Sales Manager, where he oversaw and directed the sales team to achieve targets, formulated sales strategies based on market analysis, and collaborated with internal teams to ensure efficient delivery and post-sales service, optimizing customer satisfaction and loyalty. Mr. Huang obtained his master’s degree in Information Management in June 2009 and his master’s degree in Management Leadership in June 2010 from Lund University in Sweden.

Ms. Zhe Liang serves as our Chief Financial Officer. Since March 2024, Ms. Liang has been the Senior Financial Manager of Ningbo Skycorp, where she oversees daily financial operations, manages year-end accounting, monitors internal controls, and organizes audits. From February 2022 to December 2022, Ms. Liang was the Financial Manager at Ningbo Tongxiangyise Catering Co., Ltd., where she handled daily financial operations, prepared financial statements, supported management decisions with financial data, and managed industry and tax filings. Between May 2020 and January 2022, Ms. Liang worked as a Financial Supervisor at Hangzhou Zhike Financial Management Co., Ltd, where she conducted financial audits, ensured compliance with tax regulations, prepared financial reports, and provided strategic financial recommendations. Prior to that, from May 2019 to April 2020, she served as an accountant at Ningbo Jiuli Financial Consulting Co., Ltd., focusing on invoice management, bank reconciliation, and tax declaration. From August 2015 to April 2019, Ms. Liang was an accountant at Ningbo Shengfei Automobile Sales Co. Ltd., managing internal cost accounting and financial reporting. Ms. Liang graduated from Hangzhou Wanxiang Polytechnic with a degree in accounting in July 2015.

Mr. Jiye He serves as our Director and Chief Information Officer. Since March 2023, Mr. He has been the Chief Information Officer of Ningbo Skycorp and is responsible for aligning IT with our business goals, optimizing IT processes for business growth, and collaborating with management team to understand our IT needs. From November 2020 to December 2022, Mr. He worked as a Senior Sales Manager at Lama Vertriebs GmbH, where he managed product promotion, conducted business negotiations, and attended trade shows in Europe. From November 2016 to November 2020, Mr. He was the Business Representative at Siel International Trading Gmbh. From January 2013 to September 2016, Mr. He was the Project Manager at Ningbo Chunxiao Food Co., Ltd. From January 2008 to December 2011, Mr. He worked as Sales Engineer at Ningbo Hengshuai Co., Ltd. Mr. He obtained his bachelor’s degree in Equipment Management from Anhalt University of Applied Sciences in July 2007.

Mr. Xufeng Lu serves as our Chief Technology Officer. Since June 2019, Mr. Lu has been the Chief Technology Officer of Zhejiang Pntech. He is responsible for PV business unit operations, setting strategic goals, overseeing marketing, product development and sales, and customer relationships. From April 2011 to June 2019, Mr. Lu was the Director of the Production Department at Ningbo Pntech, where he was responsible for developing production plans, managing the production team, and coordinating with suppliers of raw materials. From February 2005 to June 2010, Mr. Lu was a Senior Electrical Engineer at Shenzhen Ericsson Communication Co., Ltd. Mr. Lu obtained his diploma in electrical engineering from Zhejiang Business Technology Institute in June 2002, and his master’s degree in Executive Master of Business Administration from Fudan University in April 2017.

Mr. Zhen Meng is our independent director. He has more than 10 years of corporate strategy development and management. Since January 2023, Mr. Meng has been the Chief Strategic Officer at Ningbo Gerui Digital Technology Co., Ltd., where he provides strategic advice on organization structure, business model, operational process, corporate culture, marketing, human resources, finance and taxation, and management. From July 2021 to December 2022, Mr. Meng worked as a Risk Director at Ningbo Deye Inverter Technology Co., Ltd., where he coordinated the formulation and implementation of development strategies, capital market financing projects, liaised with investment partners and professional firms, developed and enhanced internal management systems, and handled daily administrative affairs. From 2010 to 2021, Mr. Meng was a Manager at China Export & Credit Insurance Corporation, and he was responsible for business development, marketing strategies formulation and execution, and team management. Mr. Meng obtained his bachelor’s degree in economics from York University in June 2010 and his master’s degree in business administration from the University of Canberra in October 2015.

Ms. Mengying Wang is our independent director. Ms. Wang has 9-year experience in capital markets, strategy development and management. From August 2014 to June 2020, Ms. Wang was Chairman’s executive assistant at Hangzhou Canaan Creative Co., Ltd., where she assisted the Chairman in formulating and implementing business strategy, coordinated domestic and international capital market financing projects, including multiple IPO transactions, developed and enhanced internal management systems, and managed daily administrative affairs. Since July 2020, she has been the Vice President at Zhejiang Nano Science & Technology Co., Ltd., where Ms. Wang facilitated its listing on Nasdaq, participated in strategic planning, and monitored business projects. Ms. Wang obtained her bachelor’s degree in financial management from Zhejiang Gongshang University in June 2014.

Mr. Shibo Feng is our independent director. Mr. Feng has served as a Business Manager at China Forestry Treasury Center Company Limited since December 2020. He was then appointed as Financial Head in November 2021 and is responsible for overseeing debt financing and internal controls. Previously, Mr. Feng severed as a Senior Vice President at Shandong Hi-Speed Resources Development Management Group Co., Ltd, where he oversaw financing and for large real estate projects. From 2015 to 2016, Mr. Feng worked as a senior manager at Guotai Junan Securities, where he provided equity and debt financing solutions and financial advisory services to multiple financial institutions. Prior to that, Mr. Feng worked as a senior auditor at PricewaterhouseCoopers Zhong Tian LLP. Mr. Feng obtained his bachelor’s degree in finance from Heilongjiang University in July 2008 and his master’s degree in professional accounting from University of South Australia in December 2011.

6.B. Compensation

For the fiscal years ended September 30, 2025, 2024 and 2023, we paid an aggregate of $201,189, $197,820 and $185,303, respectively, as compensation to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. The operating subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory.

Employment Agreements and Director Agreements

We have entered into employment agreements with each of our executive officers pursuant to which such individuals agreed to serve as our executive officers. Pursuant to these agreements, we are entitled to terminate an executive officer’s employment for cause at any time. Each executive officer has agreed not to, directly or indirectly, provide the same or substantially the same services that he/she provides to the Company to any other business in certain area.

We have entered into director offer letters with each of our independent directors which agreements set forth the terms and provisions of their engagement.

Share Incentive Plan

In November 2025, we adopted the 2025 Share Incentive Plan, or 2025 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares that may be issued pursuant to all awards under the 2025 Plan is 7,800,000, all of which have been granted and remain outstanding as of the date of this annual report.

The following paragraphs describe the principal terms of the 2025 Plan.

Types of awards. The 2025 Plan permits the awards of options, restricted shares or restricted share units.

Plan administration. Our board of directors or a committee of one or more members of the board of directors administers the 2025 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement. Awards granted under the 2025 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company, and other individuals, as determined by the plan administrator. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant, except that the maximum exercisable term is ten years from the date of a grant.

6.C. Board Practices

Board of Directors

Our board of directors consists of five directors, three of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The management of the operation and the business affairs of a Cayman Islands company lies within the power of its board of directors. Directors of companies incorporated under the Companies Act (as amended) of the Cayman Islands (the “Companies Act”) are subject to both statutory obligations under the Companies Act as well as fiduciary duties under the common law to the extent applicable to Cayman Islands companies. In addition to the statutory duties, which include duties such as reporting obligations, the maintenance of internal company registers, accounting requirements, etc., directors of Cayman Islands companies owe fiduciary duties, including the duty to act in good faith and in the best interests of the company, as well as a duty to act with care, skill and diligence under English common law principles.

Committees of the Board of Directors

We have established three committees under the Board of Directors: an audit committee, a compensation committee and a nominating committee, and adopted a charter for each of the three committees. Copies of our committee charters have been posted on our corporate investor relations website. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Zhen Meng, Ms. Mengying Wang, and Mr. Shibo Feng. Mr. Shibo Feng serves as the chair of our audit committee. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our Board of Directors has determined that Mr. Shibo Feng qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K of the SEC. The primary duties of the audit committee are, among other things:

●	make recommendations to the Board in relation to the appointment;

●	re-appoint and remove of the external auditor;

●	monitor the reporting of our Company’s financial statements, annual reports, accounts and half-year reports; and

●	review and supervise our financial controls, internal control and risk management systems.

Compensation Committee. Our compensation committee consists of Mr. Zhen Meng, Ms. Mengying Wang, and Mr. Shibo Feng. Mr. Zhen Meng serves as the chairperson of our compensation committee. The primary duties of the compensation committee are, among other things:

●	make recommendations to the Board in relation to our policy and structure for all Directors’ and senior management’s compensation;

●	make recommendations to the Board on the compensation packages of individual directors and senior management personnel; and

●	review performance-based compensation and to ensure that none of the Directors determine their own compensation.

Nominating Committee. Our nominating committee consists of Mr. Zhen Meng, Ms. Mengying Wang, and Mr. Shibo Feng. Ms. Mengying Wang serves as the chairperson of our nominating committee. The primary duties of the Nominating Committee are, among other things:

●	review the structure, size and composition of the Board on a regular basis;

●	identify individuals suitably qualified to become Board members;

●	assess the independence of independent directors; and

●	make recommendations to the Board in relation to the appointment or re-appointment of Directors.

Duties of Directors

Under Cayman Islands law our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our Board of Directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board of Directors include, among others:

●	convening general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by ordinary resolution of the shareholders or by our Board of Directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by our Board of Directors. A director will cease to be a director if, among other things, if

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is found by a court or competent institution to be of unsound mind; or

(h)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

6.D. Employees

As of the date of this annual report, we have 115 full-time employees. We had 115 and 113 employees as of September 30, 2025 and 2024, respectively. All of our employees are located in China, all of them signed full-time labor contracts.

We believe in offering our employees a competitive compensation package and a dynamic work environment that encourages performance-based initiative. As a result, we have been able to attract and retain talented people and maintain a stable core management team.

Chinese regulations require we participate in various government statutory employee benefit programs, including pension, medical, unemployment, work injury, maternity insurance, and housing provident fund. Under PRC law, we are required to contribute a specified percentage of our employees’ salaries, bonuses, and specific allowances to employee benefit plans, up to a maximum amount set by local government regulations. We have entered into labor, confidentiality, and non-compete agreements with our employees. The non-compete period typically expires two years after termination of employment, and we agree to compensate our employees during the restriction period at a percentage of their pre-termination wages.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report, by:

●	each of our directors and executive officers who beneficially own our Ordinary Shares;

●	our directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person below is based on 27,000,000 Ordinary Shares issued and outstanding as of September 30, 2025, and 13,975,000 Class A Ordinary Shares and 13,025,000 Class B Ordinary Shares outstanding.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned as of September 30, 2025
	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power
Name and Address of Beneficial Owner(1)	Amount	Percentage	Amount	Percentage	Percentage
Executive Officers and Directors
Weiqi Huang(2)	—	—	13,025,000	100.00%	97.02%
Zhe Liang	—	—	—	—	—
Jiye He	—	—	—	—	—
Xufeng Lu	—	—	—	—	—
Zhen Meng	—	—	—	—	—
Mengying Wang	—	—	—	—	—
Shibo Feng	—	—	—	—	—
All directors and executive officers as a group (7 individuals)			13,025,000	100.00%
5% or Greater Shareholders
Skyline Tech Limited(2)	—	—	13,025,000	100.00%	97.02%
Baili Group Limited(3)	2,375,000	16.99%	—	—	0.51%
Total	2,375,000	100%	13,025,000	100.00%	97.53%

Notes:

(1)	Except as otherwise indicated below, the business address of our directors and executive officers is Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315048.
(2)	Weiqi Huang, our Chief Executive Officer and Chairman of the Board, beneficially holds 13,025,000 Class B Ordinary Shares, or 100% of the outstanding Class B Ordinary Shares through his 100% shareholding of Skyline Tech Limited, a British Virgin Islands corporation. The address of Skyline Tech Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands. Following the extraordinary general meeting held in August 2025, the Company repurchased 13,025,000 Class A Ordinary Shares from Skyline Tech Limited and issued a corresponding number of Class B Ordinary Shares to this shareholder.
(3)	Gaokui Zhang is the sole shareholder and director of Baili Group Limited, a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by Baili Group Limited. The address of Baili Group Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

On August 11, 2025, the Company by way of resolution of shareholders passed at the extraordinary general meeting of the Company (i) increased its authorised share capital from 500,000,000 to 1,000,000,000 ordinary shares of US$0.0001 par value each, reclassified 750,000,000 authorised ordinary shares (including all existing issued shares) as Class A Ordinary Shares of US$0.0001 par value each, cancelled 110,000,000 unissued ordinary shares and created 110,000,000 Class B Ordinary Shares of US$0.0001 par value each, and cancelled 140,000,000 unissued ordinary shares and created 140,000,000 Preferred Shares of US$0.0001 par value each; (ii) immediately after such implementation of dual class structure and the increase of authorized share capital, adopted the fourth amended and restated memorandum and articles of association of the Company to reflect the changes of the authorized share capital and the rights of Class B Ordinary Shares; and (iii) subject to such implementation of dual class structure, the increase of authorized share capital and the effectiveness of the fourth amended and restated memorandum and articles of association, approved the repurchase of certain Class A Ordinary Shares held by certain shareholders and issuance of Class B Ordinary Shares thereto. Subsequently, the Company repurchased 13,025,000 Class A Ordinary Shares held by Skyline Tech Limited and issued a corresponding number of Class B Ordinary Shares to this shareholder.

As of the date of this annual report, the Company has an aggregate of 21,775,000 Class A Ordinary Shares with one vote each and 25,025,000 Class B Ordinary Shares with 35 votes each, $0.0001 par value per share issued and outstanding.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Enforceability of Civil Liabilities

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

●	Cayman Islands companies may not have the standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, substantially all of our operating subsidiaries’ operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be inconvenient for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Ogier, our counsel as to Cayman Islands law has advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Enforcement of Judgments/Enforcement of Civil Liabilities

We have been advised by our Cayman Islands legal counsel, Ogier, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment of a foreign court of competent jurisdiction without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

We have been advised by our PRC counsel, Han Kun Law Offices, that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States or the Cayman Islands. Thus, it is uncertain whether a PRC court would enforce a judgment ruled by a court in the United States or the Cayman Islands.

Hong Kong

Judgment of United States courts cannot be directly enforced in Hong Kong in accordance with the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) (the “Ordinance”), as the application of the Ordinance is limited to judgments entered in designated jurisdictions, which currently include: Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, The Netherlands, New Zealand, and Singapore and Sri Lanka. The common law permits an action to be brought upon a foreign judgment, but it is subject to various conditions including, but not limited to, that the foreign judgement must (1) be for a definite sum of money; (2) be final and conclusive; and (3) have been entered by a court with competent jurisdiction over the defendant. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

Mainland China

We are a company incorporated under the laws of the Cayman Islands, and all of our operating subsidiaries’ operations are conducted in China, with all of our assets located in China. In addition, all of our senior executive officers, Mr. Weiqi Huang, Ms. Zhe Liang, Mr. Jiye He, and Mr. Xufeng Lu, are located in the PRC. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. Furthermore, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of U.S. securities laws or those of any U.S. state.

Our PRC counsel, Han Kun Law Offices, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments. Han Kun Law Offices has further advised us that under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

Additionally, it may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. Although the authorities in China may establish a regulatory cooperation mechanism with counterparts from another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with U.S. securities regulatory authorities may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretations or implementing rules under Article 177 are yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties faced by you in protecting your interests.

As a result, the uncertainty surrounding the recognition and enforcement of judgments of U.S. courts and the challenges in conducting investigations or collecting evidence in China highlight the risks and difficulties you may encounter in protecting your interests against us and our executive officers.

British Virgin Islands

There is uncertainty with regard to British Virgin Islands law as to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the British Virgin Islands as penal or punitive in nature. If such a determination is made, the courts of the British Virgin Islands are also unlikely to recognize or enforce the judgment against a British Virgin Islands company. Because the courts of the British Virgin Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the British Virgin Islands. Although there is no statutory enforcement in the British Virgin Islands of judgments obtained in the federal or state courts of the United States, in certain circumstances a judgment obtained in such jurisdiction may be recognized and enforced in the courts of the British Virgin Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the High Court of the British Virgin Islands, provided such judgment:

●	is given by a foreign court of competent jurisdiction and such foreign court had proper jurisdiction over the parties subject to such judgment;

●	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

●	is final;

●	no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI;

●	is not in respect of taxes, a fine, a penalty or similar fiscal or revenue obligations of the company;

●	was not obtained in a fraudulent manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the British Virgin Islands.

In appropriate circumstances, the British Virgin Islands Court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

6.F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. Related Party Transactions

Employment Agreements and Director Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements and Director Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.”

Other Related Party Transactions

The following is a list of related parties which the Company had transactions with during the fiscal years ended September 30, 2025 and 2024, and as of the date of this annual report.

	Name	Relationship
(a)	Weiqi Huang	Director, Chairman of the Board, Chief Executive Officer
(b)	Gaokui Zhang	Shareholder
(c)	Xufeng Lu	Chief Technology Officer
(d)	Jiye He	Chief Information Officer
(e)	Yi Lin	Wife of Gaokui Zhang
(f)	Baili He	Mother of Gaokui Zhang
(g)	Skyline Tech Limited	A Company 100% owned by Weiqi Huang
(h)	Baili Group Limited	A Company 100% owned by Gaokui Zhang
(i)	Linshan Group Limited	Minority shareholder
(j)	Helios Tech Limited	Minority shareholder
(k)	Ningbo Yiqiying New Energy Co., Ltd.	Invested company of Zhejiang Pntech
(l)	Hubei Nanzhuo New Energy Co., Ltd.	Invested company of Zhejiang Pntech
(m)	Nanjing Xisheng Electric Power Co., Ltd	Invested company of Ningbo Skycorp Solar
(n)	Nanjing Xisheng Electric Power Development Co., Ltd	Invested company of Ningbo Skycorp Solar
(o)	Nanjing Xisheng New Energy Technology Co., Ltd.	Invested company of Ningbo Skycorp Solar
(p)	Nanjing Xisheng Electric Co., Ltd	Invested company of Ningbo Skycorp Solar
(q)	Suqian Shuyong New Energy Co., Ltd	Invested company of Zhejiang Pntech

Due from related parties

As of September 30, 2025, and 2024, balances due from related parties, consisted of the following:

	As of September 30,
	2025	2024
Weiqi Huang	$—	$2,193,086
Gaokui Zhang	1,219,885	—
Yi Lin	25,753	—
Baili He	105,552	—
Jiye He	23,925	—
Ningbo Yiqiying New Energy Co., Ltd.	42,221	71,249
Nanjing Xisheng Electric Power Co., Ltd	1,525,649	—
Nanjing Xisheng Electric Power Development Co., Ltd	295,745	—
Nanjing Xisheng New Energy Technology Co., Ltd.	634,518	—
Nanjing Xisheng Electric Co., Ltd	75,943	—
Skyline Tech Limited (BVI)	31,000	31,000
Baili Group Limited (BVI)	15,500	15,500
Helios Tech Limited (BVI)	2,000	2,000
Linshan Group Limited (BVI)	1,500	1,500
Hubei Nanzhuo New Energy Co., Ltd.	28,147	—
Suqian Shuyong New Energy Co., Ltd.	150,649	142
Total due from related parties	$4,177,987	$2,314,477

The amounts due from related parties are interest free and repayment on demand.

Due to related parties

As of September 30, 2025 and 2024, balances due to related parties consisted of the following:

	As of September 30,
	2025	2024
Xufeng Lu	$18,328	$21,157
Weiqi Huang	695,808	—
Total due to related parties	$714,136	$21,157

The amounts due to related parties are interest free and repayment on demand.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to, and we are not aware of any threat of, any legal, arbitral, or administrative proceedings, which, in our opinion, is likely to have a material and adverse effect on our business, financial conditions, or results of operations. We may, from time to time, become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

For the year ended September 30, 2025, Zhejiang Pntech paid dividend of US$279,220 to certain shareholders. Notwithstanding the foregoing, we have never declared or paid cash dividends on our shares as of the date of this annual report.

Cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars.

8.B. Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offering and Listing Details

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market under the symbol “PN” since March 4, 2025.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market under the symbol “PN” since March 4, 2025.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

Our Company has adopted by way of special resolution dated August 11, 2025 the fourth amended and restated memorandum and articles of association (which we refer to as the Articles below). The following are summaries of our Articles, and of the Companies Act, insofar as they relate to the material terms of our shares.

Ordinary Shares

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the Board of Directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to the bearer.

Our authorized share capital is US$100,000 divided into: (i) 750,000,000 Class A Ordinary Shares of par value of US$0.0001 each; (ii) 110,000,000 Class B Ordinary Shares of par value of US$0.0001 each; and (iii) 140,000,000 Preferred Shares of par value of US$0.0001 each. Subject to the provisions of the Companies Act and our Articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may so deal with the unissued shares either at a premium or at par or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason (including if such shares are not fully paid) or for no reason.

Listing

We have received Nasdaq’s approval to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “PN.”

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is Transhare Corporation, located at 17755 US Hwy 19 N, Clearwater, FL 33764. The phone number of the transfer agent is +1 303-662-1112.

Dividends

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Articles:

(a)	the directors may declare dividends and pay out of any of our funds which are lawfully available for distribution; and

(b)	the Company’s shareholders may, by ordinary resolution, declare dividends in accordance with the respective rights of the members but no such dividend shall exceed the amount recommended by the directors (and for the avoidance of doubt, no dividend shall be declared by the shareholders unless previously recommended by the directors).

Under the Companies Act and our Articles, we may pay dividends out of either its profit or share premium account, but a dividend may not be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Unless their shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all shareholders are entitled to vote at a general meeting and all shareholders holding shares of a particular class of shares are entitled to vote at a meeting of the holders of that class of shares. Shareholders may vote in person or by proxy. On a poll, a shareholder shall have one vote for each share he holds, unless any share carries special voting rights. No shareholder is bound to vote on his shares or any of them; nor is he bound to vote each of his shares in the same way.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes cast by, or on behalf of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Companies Act, our shareholders may, by special resolution:

(a)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(b)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(c)	subdivide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the subdivision, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(d)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on Shares

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

●	either alone or jointly with any other person, whether or not that other person is a shareholder; and

●	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Forfeiture of Shares

If a shareholder fails to pay any call the directors may give to such shareholder not less than 14 clear days’ notice requiring payment, specifying the amount unpaid, including any interest which may have accrued. The notice shall also state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

If such notice is not complied with, any share in respect of which the notice has been given may, at any time thereafter before the payment required by notice has been made, be forfeited by a resolution of the directors to that effect.

A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the directors think fit, and at any time before a sale or disposition the forfeiture may be canceled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares forfeited, but his liability shall cease if and when the Company receives payment in full the amount unpaid on the shares forfeited.

A declaration whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Companies Act.

Redemption and Purchase of Own Shares

Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner its directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Subject to any applicable provisions set forth in the Articles or the Companies Act and provided that a transfer of Ordinary Shares complies with applicable rules of Nasdaq Capital Market, a shareholder may freely transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

●	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

●	where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into the register of members of the Company.

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	the Ordinary Share transferred is fully paid and free of any lien in favor of us;

●	any fee related to the transfer has been paid to us; and

●	the transfer is not more than four joint holders.

If our directors refuse to register a transfer of any shares of any class not listed on the Nasdaq, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. However, the registration of transfers may not be suspended, and the register may not be closed, for more than 30 clear days in any year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Companies Act to inspect or obtain copies of our register of members or our corporate records. However, the board of directors may determine from time to time whether and to what extent Skycorp Cayman’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to (unless required by the Nasdaq), in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. The Companies Act provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s articles of association. However, these rights may be provided in a company’s articles of association. Skycorp Cayman’s Articles provide that upon the requisition of one or more shareholders representing at least 10% of the voting rights entitled to vote at general meetings, the directors will convene a general meeting. The Articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

At least 7 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting, whether the meeting will be held virtually, at a physical place or both, if the meeting is to be held in any part at a physical place, the address of such place, if the meeting is to be held in two or more places, the technology or in any part virtually, the Electronic Communication Facilities (as defined in the Article) that will be used to facilitate the meeting, including the procedures to be followed by any shareholder or other participant of the meeting who wishes to utilise such Electronic Communication Facilities for the purposes of attending and participating in such meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors (if appointed).

Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) at the meeting of: (i) if the Company has only one shareholder, that shareholder; (ii) if the Company has more than one shareholder, one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within fifteen (15) minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same the same time and place seven days hence or to such other time or place, and if at the adjourned meeting a quorum is not present at the meeting within fifteen minutes from the time appointed for the adjourned meeting, the shareholder present in person or by proxy at the meeting shall constitute a quorum.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than ten clear days, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided shall be decided on a poll.

In the case of an equality of votes, the chairman of the meeting, shall be entitled to a second or casting vote.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of the United Kingdom. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property, and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property, and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company, and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation that is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a dissenting shareholder of a Cayman constituent is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by: (i) seventy-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, or (ii) a majority in number representing seventy-five percent (75%) in value of creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest person of that class acting in respect of his or her interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

●	a company acts act illegally or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

●	the act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority vote that has not been obtained; and

●	an act which constitutes a “fraud on the minority.” Where the wrongdoers are themselves in control of the company,

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s fraud, own dishonesty, wilful default or wilful neglect. Our Articles provide to the extent permitted by Cayman Islands law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, wilful default or wilful neglect.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer, or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith, and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our second amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association. Our Articles allow one or more of our shareholders who together hold at least 10% of the rights to vote to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Other than this right to requisition a shareholders’ meeting, our Articles do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles, directors may be removed, by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) is prohibited by the law of the Cayman Islands from acting as a director, (ii) is made bankrupt or makes any arrangement or composition with his creditors generally; (iii) only held office as a Director for a fixed term and such term expires; (iv) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; (v) resigns his or her office by notice in writing to the company; (vi) is removed from office pursuant to any other provisions of our Articles.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

If we are wound up, the shareholders may, subject to the Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following: (a) to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and (b) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up. The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Articles, our then effective memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Articles governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information of the Company — B. Business Overview — Regulation — Regulations Relating to Foreign Exchange.”

10.E. Taxation

The following discussion of material Cayman Islands, BVI, PRC, Hong Kong and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of the Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Shares, as the case may be, nor will gains derived from the disposal of the Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the Shares or on an instrument of transfer in respect of a Share.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Skycorp Cayman is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Skycorp Cayman. may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or Ordinary Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or Ordinary Shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information — D. Risk Factors — Risk Factors Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

The SAT and the MOF issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which took effect on January 1, 2008. On October 17, 2017, the SAT issued the SAT Circular 37. By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments, or the Administrative Measures, which took effect on January 1, 2020, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, Skycorp Cayman may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Material United States Federal Income Tax Considerations

The following is a discussion of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares in our initial public offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in our initial public offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our initial public offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in our initial public offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in our initial public offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in our initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the fiscal year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

BVI taxation

A BVI business company is exempt from all provisions of the Income Tax Ordinance of the BVI (including with respect to all dividends, interests, rents, royalties, compensations and other amounts payable by the company to persons who are not resident in the BVI). Capital gains realized with respect to any shares, debt obligations or other securities of the company by persons who are not resident in the BVI are also exempt from all provisions of the Income Tax Ordinance of the BVI.

No estate, inheritance, succession or gift tax is payable with respect to any shares, debt obligations or other securities of a BVI company. There are currently no withholding taxes or exchange control regulations in the BVI applicable to us.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●	Revenues gains from the sale of our Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

10.I. Subsidiary information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk

As of September 30, 2025 and 2024, cash and cash equivalents balances in the PRC were $9,343,368 and $5,166,851, respectively, which were primarily deposited in financial institutions located in Mainland China. Each bank account is insured by PBOC (the central bank of China) with the maximum limit of RMB500,000 (equivalent to $71,249). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Foreign Currency Risk

Foreign currency risk primarily arises from future commercial transactions and recognized assets and liabilities denominated in a currency other than the functional currency of the relevant entities. The Company manages its foreign currency risk by performing regular reviews of the Company’s net foreign exchange exposures and tries to minimize non-functional currency transactions.

The Company operates mainly in the Mainland China with most of the transactions settled in RMB. Management considers that the business is not exposed to significant foreign exchange risk as there are no significant assets or liabilities of the Company denominated in the currencies other than the respective functional currencies of the Company’s entities.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect the Company’s financial conditions and results of operations. The Company is exposed to floating interest rate risk on bank deposits and floating rate borrowings, and the risks due to changes in interest rates are not material. The Company has not used any derivative financial instruments to manage interest risk exposure.

Liquidity Risk

As of September 30, 2025 and 2024, the Company had $9,343,368 and 5,166,851 in cash. The Company intends to maintain sufficient cash and cash equivalents. Due to the dynamic nature of the underlying business, the policy of the Company is to regularly monitor the Company’s liquidity risk and to maintain adequate liquid assets such as cash and cash equivalents, or to retain adequate financing arrangements to meet the Company’s liquidity requirements.

The Company expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of the issuance of financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-282996), as amended, for our initial public offering, which registered 2,000,000 ordinary shares, including up to 300,000 ordinary shares pursuant to the underwriters’ option to purchase additional shares, at a public offering price of $4.00 per share. The registration statement was declared effective by the SEC on March 3, 2025, for our initial public offering, which closed in March 2025. Cathay Securities, Inc. was the representative of the underwriters.

The total gross proceeds received from our initial public offering were US8.0 million. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$1.57 million, which included US$0.56 million in underwriting discounts and commissions for the initial public offering for our initial public offering.

For the period from the date that the registration statement on Form F-1 was declared effective by the SEC to September 30, 2025, we used approximately US$6.4 million of the net proceeds from our initial public offering to expand product lines and services, strengthen research and development capabilities, improve brand recognition through multi-channel marketing and to improve working capital.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

(a) Disclosure Controls and Procedures: As of September 30, 2025 (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and participation of the Company’s Chief Executive Officer and the Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. We concluded that the Company’s disclosure controls and procedures as of September 30, 2025 could be improved based on the fact that management identified a material weakness which is detailed in the accompanying Item 15(b), Report of Skycorp Solar Group Limited’s Management on Internal Control over Financial Reporting.

(b) Report of Skycorp Solar’s Management on Internal Control over Financial Reporting: Skycorp Solar’s Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system is designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not provide or detect mis-statements and can only provide reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Skycorp Solar’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2025. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, the management identified a material weakness in the Company’s internal control over financial statement closing process, and as a result, management concluded that the Company’s internal control over financial reporting was not effective as of September 30, 2025.

Management is aware of the following material weakness in internal control over financial reporting: the lack of sufficient qualified financial reporting and accounting personnel with an appropriate level of expertise to properly address complex accounting issues under U.S. GAAP, and to prepare and review our consolidated financial statements and related disclosures to fulfil U.S. GAAP and Securities and Exchange Commission financial reporting requirements on a timely basis.

Management has plans to address identified issue by seeking to expand its accounting staff to address the issues related to internal controls over financial reporting, however filling these positions is difficult. Currently, there is a lack of qualified persons available. The existing controls and procedures will continue to be reviewed and additional steps will be taken to improve the efficiencies of the reviewed controls and procedures. There is no assurance, however, that the Company will have a full complement of accounting personnel to provide for a complete level of risk management for a public company given the restrictions on capital and the smaller size of the Company operations. Management will monitor its controls and procedures periodically to evaluate this situation and report to the registered public accounting firm to the Company about this condition.

Internal Control Over Financial Reporting

Since we are an “emerging growth company” as defined under the JOBS Act, we are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

Attestation Report of the Registered Public Accounting Firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have determined that Shibo Feng, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market. Mr. Shibo Feng satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 14.1 of our registration statement on Form F-1 (File No. 333-282996), as amended, initially filed with the SEC on November 5, 2024, and posted a copy of our code of business conduct and ethics on our website at www.skycorp.com. We hereby undertake to provide any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Pan-China Singapore PAC, our independent registered public accounting firm, for the periods indicated.

	For the Year Ended September 30,
	2024	2025
Audit Fees(1)	$180,000	$170,000
Audit-Related Fees(2)	132,538	25,000
Total	$312,538	$195,000

(1)	Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements and audit of our internal control over financial reporting, review of the interim financial information and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under Audit Fees above.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Pan-China Singapore PAC, including audit services, audit-related services, tax services and all other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We dismissed Pan-China Singapore PAC (“Pan-China Singapore”) as our independent registered public accounting firm and engaged Enrome LLP (“Enrome”) as our independent registered public accounting firm on October 9, 2025. This change in independent registered public accounting firm was approved by our audit committee of the board of directors and our board of directors.

Pan-China Singapore’s report on the financial statements for the fiscal years ended September 30, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principle.

During the fiscal years ended September 30, 2024 and 2023 and through the subsequent period up to and including the date of Pan-China Singapore’s dismissal, there were no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between Pan-China Singapore and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Pan-China Singapore, would have caused them to make reference to the subject matter of the disagreement in connection with their report on our financial statements for those periods. There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the two fiscal years ended September 30, 2024 and 2023 or in the subsequent period up to and including the date of Pan-China Singapore’s dismissal.

During the two most recent fiscal years and in the subsequent period through the appointment of Enrome, we have not consulted with Enrome with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on our consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

We provided a copy of the foregoing disclosures to Pan-China Singapore and requested that Pan-China Singapore furnish it with a letter addressed to the SEC stating whether Pan-China Singapore agrees with the above statements. A copy of Pan-China Singapore’s letter, dated October 14, 2025, is incorporated by reference as Exhibit 15.5 to this annual report.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. We have not relied on any home country practice exemption as of the date of this annual report. However, we may choose to follow certain home country practices in the future, which may cause our shareholders to be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to Ordinary Shares — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the policies is filed as Exhibit 11.2 to this annual report.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our overall risk management program. Our cybersecurity risk management program is designed to align with industry best practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and facilitate coordination across different departments of our company.

Our board of directors has overall oversight responsibility for our risk management, and is charged with oversight of our cybersecurity risk management program. The board is responsible for monitoring the implementation of our risk management policies across our company, ensuring that our company has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

As of the date of this annual report, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Skycorp Solar Group Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1**	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Form 6-K (File No. 001-42544), filed with the Securities and Exchange Commission on August 29, 2025)
2.1**	Specimen Share Certificate (incorporated herein by reference to Exhibit 4.2 to the Form S-8 (File No. 333-291839), filed with the Securities and Exchange Commission on November 28, 2025)
2.2*	Description of Securities
4.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
4.2**	Form of Employment Agreement by and between the Registrant and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-282996), as amended, initially filed with the Securities and Exchange Commission on November 5, 2024)
4.3**	Form of Director Offer Letter by and between the Registrant and its directors (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-282996), as amended, initially filed with the Securities and Exchange Commission on November 5, 2024)
4.4**	2025 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-291839), filed with the Securities and Exchange Commission on November 28, 2025)
4.5**†	Translation of Loan Agreement with Gaokui Zhang, dated September 30, 2022 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-291839), as amended, initially filed with the Securities and Exchange Commission on November 5, 2024)
4.6**†	Translation of Loan Agreement with Weiqi Huang, dated September 30, 2023 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-291839), as amended, initially filed with the Securities and Exchange Commission on November 5, 2024)
4.7**†	Translation of Loan Agreement with Yi Lin, dated September 30, 2022 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-291839), as amended, initially filed with the Securities and Exchange Commission on November 5, 2024)
8.1**	List of Significant Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-291839), as amended, initially filed with the Securities and Exchange Commission on November 5, 2024)
11.1**	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-291839), as amended, initially filed with the Securities and Exchange Commission on November 5, 2024)
11.2**	Insider Trading Policies (incorporated herein by reference to Exhibit 99.7 to the registration statement on Form F-1 (File No. 333-291839), as amended, initially filed with the Securities and Exchange Commission on November 5, 2024)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of Ogier
15.3*	Consent of Pan-China Singapore PAC
15.4*	Consent of Enrome LLP
15.5**	Letter of Pan-China Singapore PAC to the U.S. Securities and Exchange Commission dated October 14, 2025 (incorporated herein by reference to Exhibit 16.1 to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on October 14, 2025)
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Previously filed.

†	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Skycorp Solar Group Limited

By:	/s/ Weiqi Huang
Name:	Weiqi Huang
Title:	Chief Executive Officer and Chairman of the Board

Date: February 12, 2026

SKYCORP SOLAR GROUP LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Skycorp Solar Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Skycorp Solar Group Ltd and its subsidiaries (the “Company”) as of September 30, 2025 , the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the year ended September 30, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and the results of its operations and its cash flows for the year ended September 30, 2025 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2025.

Singapore
 February 12, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Skycorp Solar Group Ltd (the “Company”) as of September 30, 2024 and 2023, and the related consolidated statement of operations and comprehensive income (loss), changes in equity, and cash flow for years ended September 30, 2024 and 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the result of its operations and its cash flow for the fiscal year then ended September 30, 2024 and 2023, in conformity with accounting principles generally accepted in the United States.

Restatement of the 2023 Financial Statement

As discussed in note 27 to the Financial Statements, the accompanying financial statement as of September 30, 2023 have been restated.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

The Company conducted transactions with its related parties and affiliates during the normal course of its business in 2024 and 2023. The Company has entered into a number of transactions with these related parties, including director borrowing and debt taken over by the director. We identified the evaluation of the identification of related parties and related party transactions as a critical audit matter. Auditor judgment was involved in assessing the sufficiency of the procedures performed to identify related parties and related party transactions of the Company.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following procedures to evaluate the identification of related parties and related party transactions by the Company:

●	Conducted background checks, and reviewed other public research sources for information related to transactions between the Company and its related parties

●	Performed confirmations for account balances with related parties

●	Reviewed transaction details in the director accounts for transactions with related parties

●	Examined the Company’s reconciliation of its related parties’ transactions and balances

●	Examined the loan agreement between the Company and the director

/s/ Pan-China Singapore PAC (6255)

Chartered Accountants
Singapore

December 31, 2024

We have served as the Company’s auditor since 2023

SKYCORP SOLAR GROUP LTD

CONSOLIDATED BALANCE SHEETS

EXPRESS IN U.S. DOLLARS, EXCEPT FOR SHARE AND PER SHARE DATA,

OR OTHERWISE NOTED

	As of September 30,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$9,343,368	$5,166,851
Restricted cash	2,130,699	—
Notes receivable	477,106	237,092
Digital assets	31,213	—
Accounts receivable, net	9,046,671	10,656,432
Inventories, net	4,279,330	2,597,322
Due from related parties	4,177,987	2,314,477
Prepaid expenses and other current assets,net	5,106,553	4,457,783
Total current assets	34,592,927	25,429,957
Equity investments	6,891,243	—
Property and equipment, net	831,963	538,708
Intangible assets	1,509,106	1,742,458
Downpayment for investment	—	4,136,577
Right-of-use assets	1,639,652	104,223
Deferred tax assets	29,195	—
Total non-current assets	10,901,159	6,521,966
Total Assets	$45,494,086	$31,951,923

Liabilities and Shareholders’ Equity
Current liabilities:
Borrowings – current	$2,002,648	$2,363,303
Notes payable	2,130,699	—
Contract liabilities	7,499,799	4,350,421
Accounts payable & other payables	4,595,528	1,815,751
Tax payables	4,390,789	4,125,038
Lease liabilities -current	386,590	84,492
Due to related parties	714,136	21,157
Total current liabilities	21,720,189	12,760,162
Borrowings – non current	43,725	427,421
Lease liabilities – non current	1,253,062	—
Total non-current liabilities	1,296,787	427,421
Total Liabilities	$23,016,976	$13,187,583

Shareholders’ Equity:
Class A Ordinary shares ($0.0001 par value, 750,000,000 shares authorized,13,975,000 and 25,000,000 share issued and outstanding as of September 30, 2025 and 2024)	$1,398	$2,500
Class B Ordinary shares ($0.0001 par value, 110,000,000 shares authorized, 13,025,000 and 0 share issued and outstanding as of September 30, 2025 and 2024*)	1,302	—
Additional paid-in capital	8,464,735	2,032,655
Statutory surplus reserve	138,408	—
Retained earnings	11,409,619	14,275,450
Accumulated other comprehensive income (loss)	(130,537)	109,082
Total Skycorp Solar Group Ltd Shareholders’ Equity	19,884,925	16,419,687
Non-controlling interests	2,592,185	2,344,653
Total Shareholder’s Equity	22,477,110	18,764,340
Total Liabilities and Shareholders’ Equity	$45,494,086	$31,951,923

The accompanying notes are an integral part of these consolidated financial statements.

SKYCORP SOLAR GROUP LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2025 , 2024 AND 2023

EXPRESS IN U.S. DOLLARS, EXCEPT FOR SHARE AND PER SHARE DATA,

OR OTHERWISE NOTED

	For the years ended September 30,
	2025	2024	2023
Revenues	$63,311,196	$49,864,047	$50,815,675
Cost of revenues	(57,010,755)	(43,329,908)	(42,193,756)
Gross profit	6,300,441	6,534,139	8,621,919

Operating expenses:
Selling and marketing expenses	(2,344,453)	(1,812,500)	(2,464,908)
General and administrative expenses	(4,824,085)	(1,725,898)	(2,831,805)
Research and development expenses	(1,680,797)	(1,874,219)	(607,484)
Total operating expenses	(8,849,335)	(5,412,617)	(5,904,197)

Operating income (expenses), net	(2,548,894)	1,121,522	2,717,722

Other income (expenses):
Unrealized loss from digital assets	(18,787)	—	—
Losses on equity investments	(50,975)	—	—
Interest expense	(207,848)	(202,693)	(88,728)
Interest income	60,955	50,966	37,477
Foreign exchange gain , net	110,914	98,948	(202,859)
Other income, net	479,076	206,875	96,188
Total other income (expenses), net	373,335	154,096	(157,922)

(Loss) Income before income tax expense	(2,175,559)	1,275,618	2,559,800
Income tax expense	(36,087)	(109,799)	(752,072)
Net (loss) income	$(2,211,646)	$1,165,819	$1,807,728
Less: net loss attributable to non-controlling shareholders	484,319	694,832	708,067
Net (loss) income attributable to Skycorp Solar Group Ltd	(2,695,965)	470,987	1,099,661

Other comprehensive (loss) income:
Foreign currency translation adjustments	(236,066)	703,187	(464,574)
Comprehensive (loss) income	$(2,447,712)	$1,869,006	$1,343,154
Less: comprehensive income attributable to non-controlling interests	487,872	737,068	654,331
Comprehensive (loss) income attributable to Skycorp Solar Group Ltd	$(2,935,584)	$1,131,938	$688,823
Earnings per share: Basic and diluted	$(0.10)	$0.02	$0.04

Weighted average number of ordinary shares outstanding: Basic and diluted*	26,156,164	25,000,000	25,000,000

The accompanying notes are an integral part of these consolidated financial statement

SKYCORP SOLAR GROUP LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2025 , 2024 AND 2023

EXPRESS IN U.S. DOLLARS, EXCEPT FOR SHARE AND PER SHARE DATA,

OR OTHERWISE NOTED

	Ordinary Shares				Additional			Accumulated Other	Total Skycorp Solar Group Ltd	Non-	Total
	Class A		Class B		Paid-in	Statutory	Retained	Comprehensive	Shareholders’	controlling	Shareholders’
	Shares*	Amount	Shares*	Amount	Capital	Reserve	Earnings	(Loss)/Income	Equity	Interests	Equity
Balance at Sep 30, 2022	25,000,000	2,500	—	—	2,032,655	—	12,704,802	(141,031)	14,598,926	1,092,060	15,690,986
Net income	—	—	—	—	—	—	1,099,661	—	1,099,661	708,067	1,807,728
Foreign currency translation adjustments	—	—	—	—	—	—	—	(410,838)	(410,838)	(53,736)	(464,574)
Balance at Sep 30, 2023	25,000,000	2,500	—	—	2,032,655	—	13,804,463	(551,869)	15,287,749	1,746,391	17,034,140
Net income	—	—	—	—	—	—	470,987	—	470,987	694,832	1,165,819
Dividends	—	—	—	—	—	—	—	—	—	(138,806)	(138,806)
Foreign Currency translation adjustments	—	—	—	—	—	—	—	660,951	660,951	42,236	703,187
Balance at Sep 30, 2024	25,000,000	2,500	—	—	2,032,655	—	14,275,450	109,082	16,419,687	2,344,653	18,764,340
Net income			—	—			(2,695,965)		(2,695,965)	484,319	(2,211,646)
Dividends	—	—			—	—	—	—	—	(279,220)	(279,220)
Appropriation of statutory reserve	—	—	—	—	—	138,408	(138,408)	—	—	—	—
Acquisition of subsidiaries	—	—	—	—	—	—	(31,458)	—	(31,458)	(16,939)	(48,397)
Issuance Of new shares	2,000,000	200	13,025,000	1,302	7,999,800	—	—	—	8,001,302	—	8,001,302
Repurchase of shares	(13,025,000)	(1,302)	—	—					(1,302)		(1,302)
Offering Cost incurred Of initial public offering	—	—	—	—	(1,567,720)	—	—	—	(1,567,720)	—	(1,567,720)
Capital Contribution by non - controlling interest	—		—	—		—	—	—	—	55,819	55,819
Foreign currency translation adjustments	—	—	—	—	—	—	—	(239,619)	(239,619)	3,553	(236,066)
Balance at Sep 30, 2025	13,975,000	1,398	13,025,000	1,302	8,464,735	138,408	11,409,619	(130,537)	19,884,925	2,592,185	22,477,110

The accompanying notes are an integral part of these consolidated financial statements.

SFKYCORP SOLAR GROUP LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

EXPRESS IN U.S. DOLLARS, EXCEPT FOR SHARE AND PER SHARE DATA,

OR OTHERWISE NOTED

	For the years ended September 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(2,211,646)	$1,165,819	$1,807,728
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	377,938	322,132	263,059
Provision for inventory impairment	27,321	—	—
Amortization of right-of-use assets	394,154	153,754	157,108
Provision for expected credit loss	603,861	301,973	115,634
Loss on disposal of property and equipment	—	5,523	—
Unrealized loss on digital assets held	18,787	—	—
Losses on equity investments	50,975	—	—
Gains on disposal of items of right-of-use assets	(6,444)	—	—
Changes in operating assets and liabilities:
Accounts receivable	783,546	(4,158,857)	(5,983,398)
Inventories	(1,727,748)	1,553,810	4,904,689
Due from related parties	(4,746,036)	—	—
Due to related parties	2,250,864	—	—
Notes receivable	(241,004)	367,861	(124,973)
Prepaid expenses and other current assets	(3,684,042)	1,831,587	4,850,467
Deferred tax assets	(28,961)	—	—
Accounts payable	2,988,792	(1,240,765)	(622,707)
Other payables	2,785,490	218,711	30,365
Contract liabilities	3,177,572	1,894,110	(6,559,743)
Tax payables	314,246	384,575	1,673,045
Notes payable	2,113,654	(1,036,580)	208,188
Lease liabilities	(368,379)	(166,567)	(170,201)
Net Cash Provided by Operating Activities	2,872,940	1,597,086	549,261

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(465,357)	(239,820)	(303,410)
Purchase of digital assets	(50,000)	—	—
Purchases of equity investments	(2,943,636)	—	—
Purchase of intangible assets	—	(165,528)	(1,965,343)
Advances made to related parties	(1,472,950)	—	—
Collection from related parties	128,122	—	—
Downpayment for investment	—	(4,029,377)	—
Net Cash Used in Investing Activities	(4,803,821)	(4,434,725)	(2,268,753)

CASH FLOWS FROM FINANCING ACTIVITIES
Gross proceeds from initial public offering	8,000,000	—	—
Payments related to initial public offering	(1,567,720)	—	—
Proceeds from borrowings	1,729,771	5,132,599	2,446,009
Repayment of borrowings	(2,451,794)	(4,807,987)	(1,279,532)
Borrowings from related parties	3,105,579	1,943,597	2,401,288
Repayment of borrowings to related parties	(394,915)	(263,980)	(38,118)
Capital contribution from non-controlling interest	55,819	—	(6,650)
Dividends paid to non-controlling interest	(279,220)	(138,806)	—
Net Cash Provided by Financing Activities	8,197,520	1,865,423	3,522,997

Effect of exchange rate changes on cash, cash equivalents and restricted cash	40,577	208,727	(169,850)

Net change in cash and cash equivalents and restricted cash	6,307,216	(763,489)	1,633,655
Cash and cash equivalents and restricted cash at beginning of the year	5,166,851	5,930,340	4,296,685
Cash and cash equivalents and restricted cash at end of the year	$11,474,067	$5,166,851	$5,930,340

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$3,237	$32,200	$43,459
Cash paid for interest expenses	$124,416	$202,693	$88,728
Supplemental disclosure of non-cash flow information:
Right-of-use assets obtained in exchange for new operating lease liabilities	$1,995,571	—	—
Disposal of an unpaid-in subsidiary	$139,610	—	—
Acquisition of equity investment through settlement of downpayment for investment	$3,954,995

The accompanying notes are an integral part of these consolidated financial statements.

SKYCORP SOLAR GROUP LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Nature of Operations

SKYCORP SOLAR GROUP LTD. (“Skycorp Solar Group,” “the Company”) was incorporated as an exempted holding company under the laws of the Cayman Islands on January 19, 2022. Skycorp Solar Group does not conduct any substantive operations on its own, but instead conducts its business operations through its wholly-owned subsidiary in the People’s Republic of China (the “PRC”) and the subsidiaries of such entity. Skycorp Solar Group and its subsidiaries are hereinafter collectively referred to as “the Company.” Skycorp Solar Group designs, develops, manufactures and sells solar PV products and solar power system solutions service, through its indirectly wholly-owned subsidiary, Ningbo Skycorp, and subsidiaries, Zhejiang Pntech and Ningbo Pntech. Skycorp Solar Group also provides High-Performance Computing (“HPC”) products, through its indirectly wholly-owned subsidiaries, Ningbo Dcloud Information and Zhejiang Skycorp.

Corporate Structure

Skycorp Solar Group Limited is a limited liability company incorporated under the laws of the Cayman Islands on January 19, 2022.

Skycorp Digital Limited is a limited liability company incorporated on February 16, 2022 under the laws of the BVI and a wholly owned subsidiary of Skycorp Solar Group Limited.

PN Skycorp Solar Limited is a limited liability company incorporated on April 24, 2025 under the laws of the USA and a wholly owned subsidiary of Skycorp Digital Limited.

PN Solar Solutions Limited is a limited liability company incorporated on May 15, 2025 under the laws of the USA and a wholly owned subsidiary of PN Skycorp Solar Limited.

GreenHash Limited is a limited liability company incorporated on March 30, 2022 under the laws of the Hong Kong and a wholly owned subsidiary of Skycorp Digital Limited.

Ningbo eZsolar Co., Ltd. (“WFOE”) is a limited liability company incorporated on June 29, 2023 under the laws of the PRC and a wholly owned subsidiary of GreenHash Limited.

Nanjing Skycorp Consulting Co., Ltd. (“WFOE”, former name is Guangzhou Skycorp Consulting Co., Ltd) is a limited liability company incorporated on July 14, 2020 under the laws of the PRC and a wholly owned subsidiary of GreenHash Limited.

Ningbo Skycorp Solar Co., Ltd. is a limited liability company incorporated on April 26, 2011 under the laws of the PRC with 49% equity interest owned by Ningbo eZsolar Co., Ltd. and 51% equity interest owned by Nanjing Skycorp Consulting Co., Ltd..

Nanjing Skycorp Solar Co., Ltd. is a limited liability company incorporated on July 21, 2025 under the laws of the PRC with 49% equity interest owned by Ningbo eZsolar Co., Ltd. and 51% equity interest owned by Nanjing Skycorp Consulting Co., Ltd..

Ningbo Skycorp Electric Power Development Co., Ltd is a limited liability company incorporated on September 3, 2025 under the laws of the PRC and a wholly owned subsidiary of Ningbo eZsolar Co., Ltd..

Ningbo Dcloud Information Technology Co., Ltd. is a limited liability company incorporated on July 27, 2015 under the laws of the PRC and a wholly owned subsidiary of Ningbo Skycorp Solar Co., Ltd..

Zhejiang Skycorp New Energy Co., Ltd. is a limited liability company incorporated on April 23, 2015 under the laws of the PRC and a wholly owned subsidiary of Ningbo Skycorp Solar Co., Ltd..

Zhejiang Pntech Technology Co., Ltd. is a limited liability company incorporated on April 26, 2021 under the laws of the PRC and with 65% equity interest owned by Ningbo Skycorp Solar Co., Ltd..

Ningbo Pntech New Energy Co., Ltd. is a limited liability company incorporated on April 22, 2011 under the laws of the PRC and with 75% equity interest owned by Ningbo Skycorp Solar Co., Ltd..

Huangshan Qiyu New Energy Co., Ltd is a limited liability company incorporated on March 27, 2024 under the laws of the PRC and wholly owned subsidiary of Zhejiang Pntech Technology Co., Ltd.. The company was deregistered on February 25, 2025.

Pntech (Shaoxing) New Energy Co., Ltd is a limited liability company incorporated on June 27, 2024 under the laws of the PRC with 49% equity interest owned by Zhejiang Skycorp New Energy Co., Ltd. and 51% equity interest owned by Zhejiang Pntech Technology Co., Ltd..

Ningbo Zhuoxing Logistics Co., Ltd. is a limited liability company incorporated on April 16, 2025 under the laws of the PRC and with 60% equity interest owned by Ningbo Skycorp Solar Co., Ltd..

Taizhou Yilu Technology Co., Ltd. is a limited liability company incorporated on August 25, 2025 under the laws of the PRC and wholly owned subsidiary of Ningbo Skycorp Solar Co., Ltd..

Ningbo Yijiaren New Energy Co., Ltd. is a limited liability company incorporated on April 26, 2021 under the laws of the PRC and wholly owned subsidiary of Ningbo Skycorp Solar Co., Ltd..

Details of the Company and its subsidiaries (together the “Company”) are set out in the table as follows:

Name of Company	Place of incorporation	Date of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Skycorp Solar Group Limited	Cayman Islands	January 19, 2022	Parent	Investment holding company
Skycorp Digital Limited	BVI	February 16, 2022	100%	Investment holding company
GreenHash Limited	Hong Kong	March 30, 2022	100%	Investment holding company
PN Skycorp Solar Limited	USA	April 24, 2025	100%	Investment holding company
PN Solar Solutions Limited	USA	May 15, 2025	100%	Investment holding company
Ningbo eZsolar Co., Ltd. (“Ningbo WFOE”)	PRC	June 29, 2023	100%	WFOE, a holding company
Nanjing Skycorp Consulting Co., Ltd.(former name: Guangzhou Skycorp Consulting Co., Ltd）	PRC	July 14, 2020	100%	WFOE, a holding company
Ningbo Skycorp Solar Co., Ltd. (“Ningbo Skycorp”)	PRC	April 26, 2011	100%	Operating entity for HPC severs and solar PV products
Nanjing Skycorp Solar Co., Ltd	PRC	July 21, 2025	100%	Operating entity for solar PV products
Ningbo Skycorp Electric Power Development Co., Ltd	PRC	September 3, 2025	100%	Power plant investment business
Ningbo Dcloud Information Technology Co., Ltd. (“Ningbo Dcloud Information”)	PRC	July 27, 2015	100%	Operating entity engaged in the sale of HPC servers
Zhejiang Skycorp New Energy Co., Ltd. (“Zhejiang Skycorp”)	PRC	April 23, 2015	100%	Operating entity engaged in the sale of HPC servers
Zhejiang Pntech Technology Co., Ltd. (“Zhejiang Pntech”)	PRC	April 26, 2021	65%	Operating entity and engages in the manufacture and sale of solar PV products
Ningbo Pntech New Energy Co., Ltd. (“Ningbo Pntech”)	PRC	April 22, 2011	75%	Operating entity engaged in the manufacture and sale of solar PV products
Pntech (Shaoxing) New Energy Co., Ltd(“Pntech Shaoxing”)	PRC	June 27, 2024	82.15%	Not actively engaged in any business.
Ningbo Zhuoxing Logistics Co., Ltd.	PRC	April 16, 2025	60%	Freight Forwarder
Taizhou Yilu Technology Co., Ltd.	PRC	August 25, 2025	100%	Not actively engaged in any business.
Ningbo Yijiaren New Energy Co., Ltd.	PRC	April 26, 2021	65%	Technical service

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, lower of cost and net realizable value of inventory, the useful lives of property and equipment, and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

(c)	Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its subsidiaries. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between Company entities are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company. The consolidation of all entities has been accounted for in accordance with ASC 810.

(d)	Foreign currency translation

The reporting currency of the Company is the U.S. dollar (“$”). The functional currency of subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong is the Hong Kong dollars (“HK$”). For the entities whose functional currency is the RMB, and HK$, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive loss in the Consolidated Statements of Operations and Comprehensive Income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The Company’s assets and liabilities are translated into United States dollars from RMB at year-end exchange rates, and its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	September 30, 2025	September 30, 2024	September 30, 2023
Year-end RMB: US$ exchange rate	7.1055	7.0176	7.2952
Annual average RMB: US$ exchange rate	7.1628	7.2043	7.0505
Year-end HK$: US$ exchange rate	7.7820	7.7693	7.8308
Annual average HK$: US$ exchange rate	7.7969	7.8127	7.8310

The RMB is not freely convertible into foreign currencies and all foreign exchange transactions must be conducted through authorized financial institutions.

(e)	Fair value measurement

The Company applies Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	inputs to the valuation methodology include quoted prices for identical or similar assets and liabilities in active markets or in inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3	inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature. The Company’s financial instruments include cash and cash equivalents, accounts receivable, due from related parties, Prepaid expenses and other current assets, due to related parties, accounts payable and other payables, and tax payables.

(f)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

(g)	Restricted Cash

Banker’s acceptances and time deposits that are restricted as to withdrawal for use or pledged as security are reported as restricted cash. Restricted cash is classified into current and non-current based on the length of restricted period. The Company’s restricted cash primarily represents banker’s acceptances.

(h)	Accounts and notes receivables, net

Accounts receivable are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts.

Notes receivable, net represent short-term notes receivable issued by reputable financial institutions entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally range from one to twelve months from the date of issuance.

The Company adopted ASU 2016-13 Financial Instruments — Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable. After the Company’s assessment of CECL, no material difference was found comparing to the amount recorded in accordance with the previous method.

(i)	Digital assets

The Company accounts for its digital assets, which are comprised solely of ETH, as indefinite-lived intangible assets in accordance with ASC 350-60, Intangibles—Goodwill and Other-Crypto Assets. The Company’s digital assets are initially recorded at cost. ETH assets are measured at fair value as of each reporting period. The Company determines the fair value of its ETH in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices, the active exchange that the Company has determined is its principal market for ETH (Level 1 inputs). Changes in fair value are recognized as incurred in the Company’s Consolidated Statements of Operations, within “Unrealized loss on digital assets”, within operating expenses in the Company’s Consolidated Statement of Operations.

(j)	Inventories, net

Inventories, primarily consisting of (1) assembly items, such as PV cable, PV connectors and accessories, etc.; (2) trading goods for sales, including servers and PV cables, etc.; and (3) parts, mainly refers to raw materials for solar PV products. They are stated at the lower of cost or net realizable value. The Company applies the weighted average cost method to its inventory. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value.

(k)	Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of prepayments made to vendors and services providers for future services that have not been provided, employee advances, other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of September 30, 2025 and 2024, management believes that the Company’s other current assets are not impaired.

(l)	Equity Investments

The equity method of accounting for investments when we have significant influence, but not controlling interest in the investee. Judgment regarding the level of influence over each equity method investment includes key factors such as ownership interest, representation on the board of directors, participation in policy-making decisions, operational decision-making authority, and material intercompany transactions. Under this method of accounting, our proportionate share of the net income (loss) resulting from these investments is reported in “Loss on equtiy investments” in the consolidated statements of operations since the activities of the investees are closely aligned with, and a critical part of, our operations. The carrying value of our equity method investments is reported as “Equity method investments” in our consolidated balance sheets. For all equity method investments, we record our share of an investee’s income or loss on every year. We evaluate material events occurring during the year to determine whether the effects of such events should be disclosed in our financial statements. We classify distributions received from equity method investments using the cumulative earnings approach on our consolidated statements of cash flows. A change in our proportionate share of an investee’s equity resulting from issuance of common shares or in-substance common shares by the investee to third parties is recorded as a gain or loss in our consolidated statements of operations in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 323, “Investments-Equity Method and Joint Ventures” (Subtopic 10-40-1). We assess investments for impairment whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable. If the decline in value is considered to be other than temporary, the investment is written down to its estimated fair value, which establishes a new cost basis in the investment. We did not record any such impairment charges for any periods presented.

(m)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

The depreciation of property and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

Items	Useful life
Production equipment	5 – 10 Years
Furniture, fixtures and office equipment	3 – 5 Years
Vehicles	4 – 10 Years

The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

(n)	Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any, Intangible assets are amortized using straight-line method over the estimated economic useful lives of the assets. The useful lives are based on the Company’s historical experience with similar assets and take into account the anticipated technological changes. The amortization expenses are recorded in general and administrative expenses depending upon the nature of activities.

The Company reviews the estimated useful lives of assets annually to determine the amount of amortization expense to be recorded during any financial year. The amortization expense for future periods is adjusted if there are significant changes from previous estimates. Estimated useful lives of intangible assets are as follows:

Items	Useful life
Patent rights	10 years

The Company’s intangible assets with definite useful lives primarily consist of patent rights. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of ten years or twenty years. In accordance with Article 42 of the Patent Law of the people’s Republic of China, management clearly confirm that the term of patent right for utility model and design patent is 10 years.

Impairment of Long-Lived Assets

Long-lived assets including property and equipment, right of use assets, intangible assets and other non-current assets other than goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the long-live assets’ fair value. There were no impairment losses on long-lived for the years ended September 30, 2025 and 2024.

(o)	Leases

The Company adopted ASC 842, “Leases” (“ASC 842”) on January 1, 2019, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedient. The Company categorized leases with contractual terms longer than twelve months as either operating or finance lease.

Right-of-use (“ROU”) assets represent the Company’s rights to use underlying assets for the lease terms and lease liabilities represent the Company’s obligation to make lease payments arising from the leases. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for the Company’s operating leases, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company elected not to separate non-lease components from lease components; therefore, it will account for lease components and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments may be fixed or variable; however, only fixed payments or in-substance fixed payments are included in the lease liability calculation. Variable lease payments mainly include costs related to certain IDC facilities leases which are determined based on actual number of usages. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred.

For operating leases, lease expense is recognized on a straight-line basis over the lease term. For finance leases, lease expense is recognized as depreciation on a straight-line basis over the lease term and interest using the effective interest method.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term. There was no impairment for operating right-of-use lease assets as of September 30 , 2025 and 2024.

(p)	Borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

(q)	Statutory Reserves

The Company’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the foreign invested enterprises established in the PRC, the Company’s subsidiaries registered as wholly foreign owned enterprises have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the Company.

In addition, in accordance with the PRC Company Law, the Company’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the Company. Appropriation to the discretionary surplus fund is made at the discretion of the Company.

As of September 30, 2025 and 2024, appropriation of $138,456 and nil were made to the statutory surplus fund by the Company.

(r)	Revenue recognition

The Company follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”) for revenue recognition. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Company satisfies a performance obligation.

Revenue is measured at the fair value of the consideration received or receivable for the sales of products and services in the ordinary course of the Company’s activities.

When another party is involved in providing goods or services to a customer, the Company determines whether the nature of its promise is a performance obligation to provide the specified services itself (i.e. the Company is a principal) or to arrange for those services to be provided by the other party (i.e. the Company is an agent).

The Company is a principal if it controls the specified services before those services are transferred to a customer. The Company is an agent if its performance obligation is to arrange for the provision of the specified services by another party. In this case, the Company does not control the specified services provided by another party before those services are transferred to the customer. When the Company acts as an agent, it recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified services to be provided by the other party. This evaluation is performed separately for each performance obligation identified. For the year ended September 30 2025 and 2024, there was no revenue recognized on a net basis where the Company is acting as an agent.

Revenue is recognized when or as the control of the services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time.

Control of the services is transferred over time if the Company’s performance:

(a) provides all of the benefits received and consumed simultaneously by the customer;

(b) creates and enhances an asset that the customer controls as the Company performs;

(c) does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

If control of the services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services. This evaluation is performed separately for each performance obligation identified.

Revenue from sales of solar PV products and HPC products

The Company sells solar PV products, HPC server products and their accessories to customers. The transaction price in the contract is fixed and reflected in the sales order and invoice. The performance obligation is to transfer promised products to a customer upon acceptance by customers, and the Company is primarily responsible for fulfilling the promise to deliver the products to the customers. There is only one performance obligation in the contract and there is no need for allocation. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation.

(s)	Cost of revenue

Cost of revenue consists primarily of material cost, labor cost, irradiation fee and other related expenses that are directly attributable to the Company’s principal operations.

(t)	General and administrative expenses

General and administrative expenses consist primarily of salaries, professional consulting fees, rental and other general corporate-related expenses.

(u)	Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, packaging fees, other expenses related to sales activities.

(v)	Research and development expenses

Research and development (“R&D”) expenses are expensed as incurred. R&D expenses are related to certain software research and development for internal use.

R&D expenses primarily consist of raw materials, employee salary and benefit costs.

(w)	Taxation

Income tax

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,498). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive income for the years ended September 30, 2025 and 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Value added taxes

Skycorp Solar Group’s China subsidiaries are subject to value-added tax (“VAT”) for providing services and sales of products.

Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in tax payable. The Company reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Operations and Comprehensive Income.

(x)	Earnings per share

Earnings per share is computed by dividing net income attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding for the period. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders of the Company as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(y)	Non-controlling interest

A non-controlling interest in subsidiaries of the Company represents the portion of the equity (net assets) in the subsidiaries not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets, and net income and other comprehensive income attributable to non-controlling shareholders are presented as a separate component on the Consolidated Statements of Operations and Comprehensive (Loss) Income.

(z)	Segment reporting

The Company has organized its operations into two operating segments. The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company has determined that it operates in two operating segments, i.e. the business to manufacture and sell solar PV products and solar power system solutions service, the business to sell High Performance Computing products and others.

Although the Company’s long-lived assets are substantially all located in the PRC, for the fiscal year ended September 30, 2025, 60% solar PV products sold to PRC and 38% sold to other countries, and 2% HPC products sold to PRC and no HPC products sold to other countries. So the Company presented geographical segments as requested.

(q)	Comprehensive (loss) income

Comprehensive (loss) income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the fiscal years ended September 30, 2025 and 2024 presented, the Company’s comprehensive (loss) income includes net (loss) income and other comprehensive income, which consists of the foreign currency translation adjustments.

(r)	Related parties

The Company follows subtopic 850-10 of the FASB ASC for the identification of related parties and disclosure of related party transactions. Pursuant to Section 850-10-20, related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the FV option under the FV Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Amounts due from related parties are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company often assesses the creditworthiness of related parties before entering into transactions with them.

(s)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(y)	Recent Accounting Pronouncements

On August 23, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2023-05, Business Combinations—Joint Venture Formations (Subtopic 805 - 60) (“ASU 2023-05”), which requires an entity that qualifies as either a joint venture or a corporate joint venture as defined in the FASB Accounting Standards Codification (ASC) master glossary to apply a new basis of accounting upon the formation of the joint venture. This standard will be effective for all joint venture formations with a formation date on or after January 1, 2025. A joint venture that was formed before January 1, 2025 may elect to apply the amendments retrospectively if it has sufficient information. Early adoption is permitted in any interim or annual period in which financial statements have not yet been issued or made available for issuance. The adoption of this ASU has no significant impact on the Company’s combined financial statements.

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The amendments in this ASU are effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The adoption of this ASU has no significant impact on the Company’s combined financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of these standards will have on it financial statements.

In February 2025, the FASB issued ASU 2025-02, Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122 (“ASU 2025-02”) amends the Accounting Standards Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121 “Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for its Platform Users” as it has been rescinded by the issuance of SAB 122. ASU 2025-02 is effective immediately and is not expected to have an impact on the Company’s financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. The Company believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

3.	REVENUES AND COST OF REVENUES

The following table identifies the disaggregation of the Company’s revenues for the years ended September 30, 2025, 2024 and 2023, respectively:

	For the year ended September 30, 2025	For the year ended September 30, 2024	For the year ended September 30, 2023
Revenues
Solar PV products	61,646,464	46,486,751	36,675,752
HPC products	1,278,785	3,377,296	14,139,923
Others	385,947	—	—
Total revenues	63,311,196	49,864,047	50,815,675

Solar PV products mainly consist of servers, photovoltaic cable and photovoltaic connectors.

HPC products mainly refer to the HPC servers and accessories delivered to the Customers. These HPC Customers are potential solar PV products Customers.

Cost of solar PV products and HPC products revenues consist primarily of cost of products, labor cost, and other overhead expenses. The following table identifies the disaggregation of the Company’s cost of revenues for the years ended September 30, 2025, 2024 and 2023, respectively:

	For the year ended September 30, 2025	For the year ended September 30, 2024	For the year ended September 30, 2023
Cost of revenues
Solar PV products	55,496,775	40,335,095	30,711,003
HPC products	1,162,926	2,994,813	11,482,753
Others	351,054	—	—
Total cost of revenues	57,010,755	43,329,908	42,193,756

4.	NOTES RECEIVABLE

Notes receivable were $477,106 and $237,092 as of September 30, 2025 and 2024, respectively. Notes receivables relate to commercial notes issued by banks for outstanding balances from customers. The balances will be released to the Company on maturity date and are interest free.

5.	ACCOUNTS RECEIVABLE, NET

As of September 30, 2025 and 2024, accounts receivable consisted of the following:

	As of September 30,
	2025	2024
Accounts receivable	$10,159,717	$11,136,130
Allowance for credit loss	(1,113,046)	(479,698)
Accounts receivable, net	$9,046,671	$10,656,432

The movements in the allowance for account receivable for the fiscal years ended September 30, 2025 and 2024 were as follows:

	For the years ended September 30,
	2025	2024
Balance at beginning of the period	$479,698	$143,115
Additions through expect credit loss	634,168	322,346
Effects of currency translation	(820)	14,237
Balance at end of the period	$1,113,046	$479,698

As of September 30, 2025 and 2024, accounts receivable, net amounts were $9,046,671 and $10,656,432, respectively. During the year ended September 30, 2025, the aging of accounts receivable deteriorated as balances increased across older aging classes, reflecting slower collections in the current economic environment. Based on historical credit loss experience and forward-looking adjustments, management applied higher expected credit loss rates to reflect the increased credit risk.

6.	DIGITAL ASSETS

The Company has invested in ETH, with valued at approximately $31,213 and nil as of September 30, 2025 and 2024, respectively.

The following table sets forth the units held, cost basis, and fair value of both ETH held, as shown on the balance sheet as of September 30, 2025:

	As of September 30,
ETH	2025	2024
Cost basis	$50,000	$—
Fair value	31,213	—

Cost basis is equal to the cost of the digital asset, net of any transaction fees, if any, at the time of purchase or upon receipt. Fair value represents the quoted digital assets prices within the Company’s principal market at the time of measurement. The following table presents a reconciliation of ETH held as of September 30, 2025:

As of September 30, 2025
Fair value, beginning balance	$50,000
Unrealized remeasurement of fair value	(18,787)
Fair value, ending balance	31,213

7.	INVENTORIES, NET

As of September 30, 2025 and 2024, inventories, net consisted of the following:

	As of September 30,
	2025	2024
Assembly items(1)	$2,386,941	$1,101,757
Trading goods(2)	1,425,888	1,473,420
Parts(3)	494,043	551,748
Total inventories, cost	4,306,872	3,126,925
Accumulated impairment for inventories	(27,542)	(529,603)
Total inventories, net	$4,279,330	$2,597,322

(1)	Assembly items includes PV cable, PV connectors and accessories.
(2)	Trading goods mainly refers to the HPC servers.
(3)	Parts mainly refers to raw materials for solar PV products.

The movement in of impairment provision for inventories for the fiscal years ended September 30, 2025 and 2024 were as follows:

	For the years ended September 30,
	2025	2024
Balance at beginning of the period	$529,603	$971,328
Additions	27,321	414,772
Impairment written down	(518,867)	(882,478)
Effects of currency translation	(10,515)	25,981
Balance at end of the period	$27,542	$529,603

For the year ended September 30, 2025 and 2024, the Company recognized inventory write-down charges of $518,867and $882,478, respectively, primarily related to the sale of goods which impairment had been recognized in prior periods.

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of September 30,
	2025	2024
Advances paid to suppliers(1)	$3,482,320	$3,470,557
Deposits	206,016	137,142
Advances to non-directors/office employees(2)	70,952	67,687
VAT receivable	557,954	426,390
Export tax receivable	381,432	151,024
Others	459,952	288,642
Total prepaid expenses and other current assets, cost	5,158,626	4,541,442
Allowance for credit loss	(52,073)	(83,659)
Total prepaid expenses and other current assets, net	$5,106,553	$4,457,783

(1)	The balance represented advances that the Company’s subsidiaries have paid to the suppliers.
(2)	The balance represented advances that the Company’s subsidiaries have advanced to non-director/officer employees. The advance is interest-free.

For the years ended September 30, 2025 and 2024, the Company recorded allowance for credit loss of $ (30,307) and $ (20,373), respectively, for prepaid expenses and other current assets.

9.	EQUITY INVESTMENTS

	As of September 30,
	2025	2024
Equity method investments	$6,891,243	$—
Total	$6,891,243	$—

Nanjing Cesun Power Co., Ltd

On October 25, 2023, Ningbo Skycorp Solar Co., Ltd. committed to invest $6,000,000 (RMB 43,321,800) to establish a new company, Nanjing Cesun Power Co., Ltd. with other parties. The purpose of the investment is to develop solar power stations and conduct joint research and development of new solar products with other parties. Huang Weiqi is the common director of Nanjing Cesun Power Co., Ltd. As of September 30, 2025, the Company had paid investment for this investment of $5,464,618 (RMB 38,828,840) for its investment representing a 20% equity stake in Nanjing Cesun Power Co., Ltd. For the year ended September 30, 2025, the investment losses under the equity method of accounting recognized $15,907 (RMB 113,936).

Pnsolar GrnbH

On January 20, 2025, GreenHash Limited completed the acquisition of a 40% equity stake in PNSOLAR GrnbH from Lin Xiaobo for $1,477,729 (RMB 10,500,000) on bank deposits. The investment was accounted for using the equity method, resulting in a recognized loss of $35,068 for the year ended September 30, 2025.

10.	ACQUISITIONS

On May 21, 2025, Zhejiang Pntech Technology Co., Ltd. acquired 100% of the equity in Ningbo Yijiaren New Energy Co., Ltd. held by Zhang Yufang on behalf of Zhang Gaokui, the shareholder of the Company, at a consideration of $ 0. On acquisition date, Ningbo Yijiaren New Energy Co., Ltd recorded net asset deficits of $48,397. Following the completion of the acquisition, Ningbo Yijiaren has been integrated into the Company’s technical service segment for operations.

11.	PROPERTY AND EQUIPMENT, NET

As of September 30, 2025 and 2024, property and equipment, net consisted of the following:

	Furniture, fixtures and office equipment	Production equipment	Vehicles	Total
Cost
At September 30,2023	$36,953	443,914	44,501	525,368
Additions during the year	30,647	69,354	139,819	239,820
Disposals during the year	(4,189)	(21,220)	—	(25,409)
Effects of currency translation	2,165	18,840	5,480	26,485
At September 30,2024	65,576	510,888	189,800	$766,264
Additions during the year	28,867	343,604	92,886	465,357
Effects of currency translation	(579)	(3,549)	(1,598)	(5,726)
At September 30,2025	$93,864	850,943	281,088	$1,225,895

Accumulated depreciation
At September 30,2023	$15,181	87,450	14,579	$117,210
Depreciation during the year	17,375	66,699	38,783	122,857
Disposals during the year	(3,494)	(16,392)	—	(19,886)
Effects of currency translation	969	4,797	1,609	7,375
At September 30,2024	30,031	142,554	54,971	227,556
Depreciation during the year	21,912	94,719	51,206	167,837
Effects of currency translation	(195)	(999)	(267)	(1,461)
At September 30,2025	$51,748	236,274	105,910	$393,932

Net book value
At September 30,2024	$35,545	368,334	134,829	$538,708
At September 30,2025	$42,116	614,669	175,178	$831,963

For the years ended September 30, 2025 and 2024, depreciation expense amounted to $167,837 and $122,857, respectively.

For the year ended September 30, 2025, the Company did not dispose of any property and equipment. For the year ended September 30, 2024, the Company disposed property and equipment of $5,523 (cost of $25,409 and accumulated depreciation of $19,886) and recorded loss on disposal of property and equipment of $5,523.

No impairment losses were recognized for property and equipment for the years ended September 30, 2025 and 2024.

12.	INTANGIBLE ASSETS, NET

As of September 30, 2025 and 2024, intangible assets consist of the following:

	As of September 30,
	2025	2024
Patent rights	$2,130,871	$2,130,871
Intangible assets, cost	2,130,871	2,130,871
Less: accumulated amortization	(608,854)	(395,808)
Effects of currency translation	(12,911)	7,395
Intangible assets, net	$1,509,106	$1,742,458

The Company recorded amortization expenses of $210,101 and $199,275 for the years ended September 30, 2025 and 2024, respectively.

There were no intangible assets being disposed or pledged for the years ended September 30, 2025 and 2024.

No impairment losses were recognized for intangible assets for the years ended September 30, 2025 and 2024.

As of September 30, 2025
Total future amortization expenses for finite-lived intangible assets were estimated as follows:
Within 1 year	$211,796
1 – 2 years	211,796
2 – 3 years	211,796
3 – 4 years	211,796
4 – 5 years	211,796
Thereafter	450,126
Total	$1,509,106

13.	LEASES

The Company leases factories and under non-cancellable operating leases, with terms ranging from three to five years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate. As of September 30, 2025 and 2024, the operating lease’s weighted average remaining lease term was 4 years and 0.67 years, respectively. As of September 30, 2025 and 2024, and the weighted average discount rate was 3.85% and 4.75%, respectively. The rental expense for the fiscal years ended September 30, 2025 and 2024 was $435,901 and $153,754, respectively.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to finance lease liabilities was as follows:

	As of September 30,
	2025	2024
Right-of-use assets	$1,639,652	$104,223

Operating lease liabilities - current	386,590	84,492
Operating lease liabilities - non-current	$1,253,062	$—
Total operating lease liabilities	$1,639,652	$84,492

Undiscounted cash flows for operating leases recorded in the consolidated balance sheets were as follows as of September 30, 2025:

2026	$439,416
2027	439,416
2028	439,416
2029	439,416
Total lease payments	1,757,664
Less: imputed interest	(118,012)
Present value of lease liabilities	$1,639,652

14.	DOWNPAYMENT FOR INVESTMENT

On October 25, 2023, the Company committed to invest $6,000,000 (RMB 43,321,800) to establish a new company, Nanjing Cesun Power Co., Ltd. with other parties. The purpose of the investment is to develop solar power stations and conduct joint research and development of new solar products with other parties. Huang Weiqi is the common director of Nanjing Cesun Power Co., Ltd.

As of September 30, 2024, the Company had made a downpayment for this investment of $4,136,577 (RMB 29,028,840), with the remaining balance payable amounting to $1,863,423 (RMB 14,292,960) outstanding. As of September 30, 2025, the Company made additional capital payments into the investment, resulting in a cumulative investment amount of $5,464,618 (RMB 38,828,840). Upon obtaining the ability to exercise significant influence over the investee, the down payment was reclassified to an equity-method investment The Company does not involve in the operation into the invested company mentioned above.

15.	CONTRACT LIABILTIES

Contract liabilities were $7,499,799 and $4,350,421 as of September 30, 2025 and 2024, respectively. Contract liabilities are interest free and generated in the normal course of business.

The Company shipped the products based on customers’ instructions which could occur months after the advance payments have been received.

16.	TAX PAYABLES

As of September 30, 2025 and 2024, tax payables consisted of the following:

	As of September 30,
	2025	2024
VAT payable	$1,829,551	$1,625,444
Income tax payable	2,552,599	2,499,350
Other tax payables	8,639	244
Total tax payables	$4,390,789	$4,125,038

17.	ACCOUNTS PAYABLE AND OTHER PAYABLES

As of September 30, 2025 and 2024, accounts payable and other payables consisted of the following:

	As of September 30,
	2025	2024
Accounts payable	$4,313,552	$1,316,949
Accrued payroll and welfare payables	169,028	158,580
Others	112,948	340,222
Total accounts payable and other payables	$4,595,528	$1,815,751

18.	BORROWINGS

The following table sets forth information of the bank borrowings:

	As of September 30,
	2025	2024
Borrowings – current	$2,002,648	$2,363,303
Borrowings – non current	43,725	427,421
Total borrowings	$2,046,373	$2,790,724

The borrowings consisted of the following at September 30, 2025:

Name	Principal Amount	Outstanding Amount	Borrowings current	Borrowings – non-current	Issuance Date	Expiration Date	Interest Rate
	RMB	RMB	US$	US$
WeBank	3,000,000	594,752	83,703	—	2024/3/17	2026/3/2	5.41%
WeBank	300,000	216,667	28,204	2,289	2024/09/18	2026/10/2	6.76%
WeBank	200,000	133,333	16,084	2,681	2024/11/13	2026/11/2	6.76%
China Everbright Bank Co., Ltd.	3,000,000	3,000,000	422,208	—	2024/11/18	2025/11/17	3.50%
Bank of China	7,000,000	7,000,000	985,152	—	2025/2/24	2026/2/24	3.10%
Chailease International Finance &Leasing Co.,Ltd.	4,000,000	1,511,860	212,773	—	2024/09/14	2026/08/22	6.26%
WeBank	1,000,000	333,333	46,912	—	2024/04/29	2026/4/24	10.98%
WeBank	800,000	342,857	48,252	—	2024/07/09	2026/06/24	12.60%
WeBank	260,000	202,222	24,394	4,066	2024/11/29	2026/11/24	12.30%
Youbo Financia Leasing (Shanghai) Co., Ltd.(1)	1,930,000	1,205,480	134,966	34,689	2024/12/16	2026/12/15	14.08%
Balance at end of year	21,490,000	14,540,504	2,002,648	43,725

(1)	On December 16 ,2024, the Company entered into a long-term loan agreement with Youbo Financia Leasing (Shanghai) Co., Ltd with a loan term of two years. The loan of RMB 1,930,000 bears a fixed interest rate of 14.08%. The loan is secured by a corporate guarantee from Ningbo Deloud Information Technology Co., Ltd. and four production lines are pledged as collateral for the financing arrangement.

The borrowings consisted of the following at September 30, 2024:

Name	Principal Amount	Outstanding Amount	Borrowings current	Borrowings – non-current	Issuance Date	Expiration Date	Interest Rate
	RMB	RMB	US$	US$
WeBank	3,000,000	1,784,256	169,503	84,751	2024/3/17	2026/3/2	5.41%
Agricultural Bank of China	8,000,000	8,000,000	1,139,991	—	2024/4/12	2025/4/12	Floating Interest rate (2)
China Zheshang Bank Co., Ltd.	1,000,000	1,000,000	142,499	—	2024/7/8	2025/01/08	L/C
China Zheshang Bank Co., Ltd.	1,000,000	1,000,000	142,499	—	2024/7/10	2025/01/10	L/C
China Zheshang Bank Co., Ltd.	1,000,000	1,000,000	142,499	—	2024/7/11	2025/01/11	L/C
Shenzhen Yidatong Commercial Factoring Co., Ltd	1,000,000	1,000,000	142,499	—	2024/9/19	2025/09/19	6.00%
WeBank	300,000	300,000	11,875	30,875	2024/09/18	2026/10/2	6.76%
Chailease International Finance & Leasing Co., Ltd.	4,000,000	3,795,167	325,369	215,438	2024/09/14	2026/08/22	6.26%
WeBank	1,000,000	904,762	81,428	47,500	2024/04/29	2026/4/24	10.98%
WeBank	800,000	800,000	65,141	48,857	2024/07/09	2026/06/24	12.60%
Balance at end of year	21,100,000	19,584,185	2,363,303	427,421

(2)	Based on the agreed LPR ± 25 basis points for each term. The LPR to be applied for each period shall be re-determined based on the LPR published on the business day immediately preceding the corresponding date of the first month of such period, as of the withdrawal date of the loan.

The non-current borrowings are repayable in two years. For the years ended September 30, 2025 and 2024, interest expense related to credit facilities was US$ 207,848 and US$ 202,693, respectively and are guaranteed by Gaokui Zhang, Director and Chief Operating Officer, Yi Lin, Wife of Gaokui Zhang and Weiqi Huang, Director, Chairman of the Board, Chief Executive Officer.

19.	NOTES PAYABLE

Notes payable were $2,130,699 and $0 as of September 30, 2025 and 2024, respectively.

Notes payable relate to bank’s acceptance for outstanding balances from suppliers. Note payable is secured by restricted cash deposited with the bank.

20.	INCOME TAXES

Cayman Islands

The Company is incorporated as an exempted company with limited liability under the Companies Act of the Cayman Islands and is not subject to tax on income or capital gains. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made by or to the Company.

BVI

Under the current laws of the BVI, Skycorp Digital Limited, the Company’s BVI subsidiary, is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HK$”) of profits of the qualifying the company entity will be taxed at 8.25%, and profits above HK$ 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries, GreenHash Limited, did not have assessable profits that were derived in Hong Kong for the years ended September 30, 2025 and 2024. Therefore, no Hong Kong profit tax has been provided for the years ended September 30, 2025 and 2024.

PRC

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax provision for the fiscal years ended September 30, 2025 and 2024 were:

	For the years ended September 30,
	2025	2024	2023
Current tax	$65,048	$109,799	$752,072
Deferred tax	(28,961)	—	—
Total income tax provision	$36,087	$109,799	$752,072

	For the years ended September 30,
	2025	2024	2023
Net income before provision for income taxes	$(2,175,559)	$1,275,618	$2,559,800
PRC statutory tax rate	25.00%	25.00%	25.00%
Income tax at statutory tax rate	(543,890)	318,904	639,950
Non-deductible expenses	9,513	107,192	259,575
Tax-exempt income	(69,805)	—	—
Deductible research and development expenses	(384,645)	(316,297)	(147,453)
Effect of different tax rates in jurisdictions other than PRC	679,773
Changes in valuation allowance	345,141	—	—
Income tax expense	$36,087	$109,799	$752,072

The significant components of the Company’s deferred tax assets are as follows:

	For the years ended September 30,
	2025	2024
Deferred tax assets:
Allowance of expected credit loss	$298,165	$269,779
Net operating losses	1,502,853	1,156,903
Less: Valuation allowance	(1,771,823)	(1,426,682)
Deferred tax assets, net	$29,195	$—

Current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of September 30, 2025 and 2024, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

As of September 30, 2025 and 2024, there were no tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability.

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the years ended September 30, 2025 and 2024. The Company did not incur any interest or penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2020 to 2025 of the Company’s PRC subsidiaries remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

21.	RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company had transactions with during the years ended September 30, 2025 and 2024:

	Name	Relationship
(a)	Weiqi Huang	Director, Chairman of the Board, Chief Executive Officer
(b)	Gaokui Zhang	Shareholder of the Company
(c)	Xufeng Lu	Chief Technology Officer
(d)	Jiye He	Chief Information Officer
(e)	Yi Lin	Wife of Gaokui Zhang
(f)	Baili He	Mother of Gaokui Zhang
(g)	Skyline Tech Limited	A Company 100% owned by Weiqi Huang
(h)	Baili Group Limited	A Company 100% owned by Gaokui Zhang
(i)	Linshan Group Limited	Minority shareholder
(j)	Helios Tech Limited	Minority shareholder
(k)	Ningbo Yiqiying New Energy Co., Ltd.	Invested company of Zhejiang Pntech
(l)	Hubei Nanzhuo New Energy Co., Ltd.	Invested company of Zhejiang Pntech
(m)	Nanjing Xisheng Electric Power Co., Ltd	Invested company of Ningbo Skycorp Solar
(n)	Nanjing Xisheng Electric Power Development Co., Ltd	Invested company of Ningbo Skycorp Solar
(o)	Nanjing Xisheng New Energy Technology Co., Ltd.	Invested company of Ningbo Skycorp Solar
(p)	Nanjing Xisheng Electric Co., Ltd	Invested company of Ningbo Skycorp Solar
(q)	Suqian Shuyong New Energy Co., Ltd	Invested company of Zhejiang Pntech

Due from related parties

As of September 30, 2025 and 2024, balances due from related parties consisted of the following:

	As of September 30,
	2025	2024
Weiqi Huang	$—	$2,193,086
Gaokui Zhang	1,219,885	—
Yi Lin	25,753	—
Baili He	105,552	—
Jiye He	23,925	—
Ningbo Yiqiying New Energy Co., Ltd.	42,221	71,249
Nanjing Xisheng Electric Power Co., Ltd	1,525,649	—
Nanjing Xisheng Electric Power Development Co., Ltd	295,745	—
Nanjing Xisheng New Energy Technology Co., Ltd.	634,518	—
Nanjing Xisheng Electric Co., Ltd	75,943	—
Skyline Tech Limited (BVI)	31,000	31,000
Baili Group Limited (BVI)	15,500	15,500
Helios Tech Limited (BVI)	2,000	2,000
Linshan Group Limited (BVI)	1,500	1,500
Hubei Nanzhuo New Energy Co., Ltd.	28,147	—
Suqian Shuyong New Energy Co., Ltd.	150,649	142
Total due from related parties	$4,177,987	$2,314,477

The amounts due from related parties are interest free and repayment on demand.

Sales proceeds shall be received within six months from the date of invoice issuance. For purchase payments, a 100% advance payment is required prior to shipment.

Due to related parties

As of September 30, 2025 and 2024, balances due to related parties consisted of the following:

	As of September 30,
	2025	2024
Xufeng Lu	$18,328	$21,157
Weiqi Huang	695,808	—
Total due to related parties	$714,136	$21,157

The amounts due to related parties are interest free and repayment on demand.

Transactions with related parties

For the years ended September 30, 2025 and 2024, significant related parties transactions were as follows:

	For the year end September 30, 2025	For the year end September 30, 2024
Borrowings from related parties	(3,105,579)	(20,609)
Weiqi Huang	$(3,023,544)	$—
Gaokui Zhang	(82,035)	—
Xufeng Lu	—	(20,609)

Repayment of borrowings from related parties	394,915	284,589
Weiqi Huang	310,333	—
Gaokui Zhang	82,035	137,518
Xufeng Lu	2,547	138,807
Yi Lin	—	8,264
Advances made to related parties	1,472,950	2,493,575
Weiqi Huang	3,006	2,280,824
Gaokui Zhang	1,210,127	—
Yi Lin	26,606	—
Baili He	104,708	—
Suqian Shuyong New Energy Co., Ltd.	128,503	—
Ningbo Yiqiying New Energy Co., Ltd	—	212,751

Collection from related parties	(128,122)	(4,366,394)
Weiqi Huang	(127,129)	—
Yi Lin	(853)	(4,224,560)
Suqian Shuyong New Energy Co., Ltd.	(140)	—
Ningbo Yiqiying New Energy Co., Ltd	—	(141,834)

	Nature	For the year end September 30, 2025	For the year end September 30, 2024
Purchases
Nanjing Xisheng Electric Power Co., Ltd	Solar PV	582,998	—
Nanjing Xisheng New Energy Technology Co., Ltd.	Solar PV	1,862,925	—
Total		2,445,923	—

	Nature	For the year end September 30, 2025	For the year end September 30, 2024
Revenues
Nanjing Xisheng Electric Power Co., Ltd	Solar PV	566,073	—
Nanjing Xisheng New Energy Technology Co., Ltd.	Solar PV	625,903	—
Nanjing Xisheng Electric Co., Ltd	Solar PV	368	—
Suqian Shuyong New Energy Co., Ltd.	Solar PV	19,756	—
Ningbo Yiqiying New Energy Co., Ltd.	Solar PV	24,806	—
Hubei Nanzhuo New Energy Co., Ltd.	Solar PV	24,710	—
Total		1,261,616	—

22.	EQUITY

(a)	Ordinary shares

The Company was established under the laws of the Cayman Islands on January 19, 2022. The Company’s shareholders have planned to fund the $50,000 capital in Cayman Islands.

On October 21, 2024, the Company effected a 1-for-10,000 forward split of our Ordinary Shares and the surrender of 475,000,000 Ordinary Shares, approved by the Company’s shareholders and board of directors. As a result of the stock split and share surrender, the authorized and issued ordinary shares were 500,000,000 shares and 25,000,000 shares of a par value of $0.0001, respectively.

On March 4, 2025, the Company issued 2,000,000 shares of Class A at $4.00 per share for total gross proceeds of $8,000,000 in its Initial Public Offering (IPO).

On August 11, 2025, the Company by way of resolution of shareholders passed at the extraordinary general meeting of the Company : increased its authorised share capital from 500,000,000 to 1,000,000,000 ordinary shares of US$0.0001 par value each, reclassified 750,000,000 authorised ordinary shares (including all existing issued shares) as Class A Ordinary Shares of US$0.0001 par value each, cancelled 110,000,000 unissued ordinary shares and created 110,000,000 Class B Ordinary Shares of US$0.0001 par value each, each carrying 35 votes per share, and cancelled 140,000,000 unissued ordinary shares and created 140,000,000 Preferred Shares of US$0.0001 par value. Subsequently, the Company repurchased 13,025,000 Class A Ordinary Shares held by Skyline Tech Limited and issued a corresponding number of Class B Ordinary Shares to this shareholder.

Weiqi Huang, Chief Executive Officer and Chairman of the Board, beneficially holds 13,025,000 Class B Ordinary Shares, or 100% of the outstanding Class B Ordinary Shares through his 100% shareholding of Skyline Tech Limited, a British Virgin Islands corporation. Following the extraordinary general meeting held in August 2025, the Company repurchased 13,025,000 Class A Ordinary Shares from Skyline Tech Limited and issued a corresponding number of Class B Ordinary Shares to this shareholder.

As of September 30, 2025, there were 27,000,000 ordinary shares, par value US$0.0001 per share, being the sum of 13,975,000 Class A ordinary shares, par value of US$0.0001 per share, and 13,025,000 Class B ordinary shares, par value of US$0.0001 per share. Class A Ordinary Shares with one vote each and Class B Ordinary Shares with 35 votes each.

As of September 30, 2024, the issued and outstanding Class A ordinary shares were 25,000,000 shares, par value of US$0.0001 per share.

(b)	Additional paid in capital

As of September 30, 2025 and 2024, the additional paid-in capital of the Company was $ 8,464,735 and $ 2,032,655, respectively.

On March 6, 2025, the Company received the net proceeds of $6,432,080 after deducting expenses primarily consisting of underwriting compensation, legal fees, and audit fees by issuing 2,000,000 ordinary shares at $4.00 per share for total gross proceeds of $8,000,000 in its Initial Public Offering (IPO).

(c)	Statutory reserve

The Company is required to make appropriation to certain reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2025 and 2024, the balance of statutory reserve was $138,408 and $0, respectively.

(d)	Non-controlling interests

For the years ended September 30, 2025 and 2024, net income attributable to non-controlling interests on the consolidated statements of comprehensive income comprised:35% equity interest of Zhejiang Pntech Technology Co.,Ltd, 25% equity interest of Ningbo Pntech New Energy Co.,Ltd ,40% equity interest of Ningbo Zhuoxing Logistics Co., Ltd, 17.85% equity interest of Pntech (Shaoxing) New Energy Co., Ltd, 35% equity interest of Ningbo Yijiaren New Energy Co., Ltd..

As of September 30, 2025 and 2024, the Company’s non-controlling interests were $2,592,185 and $2,344,653, respectively.

23.	SEGMENT REPORTING

The Company has determined that it operates in two main operating segments: (1) Solar PV products and (2) High performance computing products.

The Company’s CODM, Chief executive officer (Huang Weiqi), measures the performance of each segment based on metrics of revenue and profit before taxes from operations and uses these results to evaluate the performance of, and to allocate resources to each of the segments. Although most of the Company’s long-lived assets are located in the PRC, for the fiscal year ended September 30, 2025, 60% solar PV products sold to PRC and 38% sold to other countries, and 2% HPC products sold to PRC and no HPC products sold to other countries. So the Company presented geographical information as requested.

The breakdown of total revenues by geographic market for the fiscal years ended September 30, 2024 and 2023 is presented as follows.

	For the Years Ended September 30,
	2025		2024
	Amount	%	Amount	%
Mainland China	$39,309,328	62%	$39,897,231	80%
Asia other than mainland China	14,790,511	23%	4,486,691	9%
Others	9,211,357	15%	5,480,125	11%
Total	$63,311,196	100%	$49,864,047	100%

The following tables present the summary of each reportable segment’s revenue and income, which is considered as a segment operating performance measure, for the years ended September 30, 2025, and 2024:

For the Year Ended September 30, 2025

	Solar PV products	High performance computing products	Others	Consolidated
Current assets	$25,388,943	$5,938,612	138,515	$31,466,070
Non-current assets	9,458,339	—	—	9,458,339
Revenues	61,646,464	1,278,785	385,947	63,311,196
Segment gross profit	6,149,690	115,859	34,892	6,300,441
Segment gross margin	9.98%	9.06%	9.04%	9.95%

For the Year Ended September 30, 2024

	Solar PV products	High performance computing products	Consolidated
Current assets	$18,494,905	$6,935,052	$25,429,957
Non-current assets	6,521,966	—	6,521,966
Revenues	46,486,751	3,377,296	49,864,047
Segment gross profit	6,151,656	382,483	6,534,139
Segment gross margin	13.23%	11.33%	13.10%

24.	CONCENTRATIONS

Credit risk

As of September 30, 2025 and 2024, cash and cash equivalents balances in the PRC were $9,343,368 and $5,166,851, respectively, which were primarily deposited in financial institutions located in Mainland China. Each bank account is insured by PBOC (the central bank of China) with the maximum limit of RMB500,000 (equivalent to $71,249). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Foreign Currency Risk

Foreign currency risk primarily arises from future commercial transactions and recognized assets and liabilities denominated in a currency other than the functional currency of the relevant entities. The Company manages its foreign currency risk by performing regular reviews of the Company’s net foreign exchange exposures and tries to minimize non-functional currency transactions.

The Company operates mainly in the Mainland China with most of the transactions settled in RMB. Management considers that the business is not exposed to significant foreign exchange risk as there are no significant assets or liabilities of the Company denominated in the currencies other than the respective functional currencies of the Company’s entities.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect the Company’s financial conditions and results of operations. The Company is exposed to floating interest rate risk on bank deposits and floating rate borrowings, and the risks due to changes in interest rates are not material. The Company has not used any derivative financial instruments to manage interest risk exposure.

Liquidity Risk

As of September 30, 2025 and 2024, the Company had $9,343,368 and 5,166,851 in cash. The Company intends to maintain sufficient cash and cash equivalents. Due to the dynamic nature of the underlying business, the policy of the Company is to regularly monitor the Company’s liquidity risk and to maintain adequate liquid assets such as cash and cash equivalents, or to retain adequate financing arrangements to meet the Company’s liquidity requirements.

The Company expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of the issuance of financial statements.

Concentrations of customers

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenues for the years ended September 30, 2025, and 2024.

	For year ended September 30,
	2025			2024
Customers	Amount		Percentage	Amount	Percentage
A	$	*	*	$5,640,845	11.31%

*	represented the percentage below 10%

The following table sets forth a summary of single customers who represent 10% or more of the Company’s trade receivables：

	For year ended September 30,
	2025		2024
Customers	Amount	Percentage	Amount	Percentage
A	$2,960,676	29.14%	$4,598,274	41.29%
B	2,635,125	25.94%	*	*
C	1,212,345	11.93%	1,356,695	12.18%
D	*	*	1,348,975	12.11%

*	represented the percentage below 10%

Concentration of suppliers

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s purchase for the years ended September 30, 2025 and 2024.

	For year ended September 30,
	2025		2024
Suppliers	Amount	Percentage	Amount	Percentage
A	$10,182,721	18.07%	$7,650,136	17.29%
B	7,309,393	12.97%	7,811,310	17.66%
C	6,195,289	10.99%	*	*
D	5,646,083	10.02%	*	*

*	represented the percentage below 10%

The following table sets forth a summary of single supplier who represent 10% or more of the Company’s trade payables:

	As of September 30,
	2025		2024
Suppliers	Amount	Percentage	Amount	Percentage
A	$1,736,521	40.26%	$863,253	65.55%
B	850,441	19.72%	*	*

*	represented the percentage below 10%

25.	COMMITMENTS AND CONTINGENCIES

(a)	Lease Commitments

The Company entered into an operating lease of plant, warehouse and office in Ningbo City, Zhejiang Province, China with a term of 5 years. Our commitment for minimum lease payment under this operating lease as of September, 2025 and 2024 are disclosed in Note 11.

(b)	Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of liabilities resulting from such claim, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2025 and 2024 and through the issuance date of these consolidated financial statements.

(c)	Capital commitments

On May 11, 2023, the Company committed to invest $71,249 (RMB 500,000) to Ningbo Yiqiying New Energy Co., Ltd.. As of September 30, 2025, the Company had outstanding balances of $71,249 (RMB 500,000). The Company expected to pay off the outstanding capital fund before September 30, 2026.

On October 25, 2023, the Company committed to invest $6,000,000 (RMB 43,321,800) to establish a new company, Nanjing Cesun Power Co., Ltd., with other parties. As of September 30, 2025, the Company paid 5,464,618 (RMB 38,828,840) and had $535,382 (RMB 4,492,960) outstanding. The Company expected to pay off the outstanding capital fund before September 30, 2026.

On October 23, 2023, the Company committed to invest $142,499 (RMB 1,000,000) to establish a new company, Hubei Nanzhuo New Energy Co., Ltd., with other party. As of September 30, 2025, the Company had $142,499 (RMB 1,000,000) outstanding. The Company expected to pay off the outstanding capital fund before September 30, 2026.

On March 19, 2024, the Company committed to invest $71,249 (RMB 500,000) to Suqian Shuyong New Energy Co., Ltd. As of September 30, 2025, the Company had outstanding balances of $71,249 (RMB 500,000). The Company expected to pay off the outstanding capital fund before September 30, 2026.

On October 24, 2024, the Company committed to invest $35,625 (RMB 250,000) to Taizhou Shuyong New Energy Co., Ltd. As of September 30, 2025, the Company had outstanding balances of $35,625 (RMB 250,000). The Company expected to pay off the outstanding capital fund before September 30, 2026.

26.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 12, 2026, the date the financial statements were issued and filed with the U.S. Securities and Exchange Commission. Based on the Company’s evaluation, no other event has occurred requiring adjustment or disclosure in the notes to the consolidated financial statements, except the following:

On October 14, 2025, the Company issued 12,000,000 Class B ordinary shares to Skyline Tech Limited in exchange for its 24% equity stake in Nanjing Cesun Power Co., Ltd., with the transaction consideration amounting to $8,654,880.

The Company’s previous holding of PNSOLAR GmbH 40% equity interest will no longer be valid, subsequently, on November 21, 2025, the Company has invested in Singapore Matrix SEA Limited company (pre-IPO), after the event, the Company will experience an increase of 4.9% in equity interest for the Matrix SEA Limited that the equity structure of which has been fully established.

On October 12, 2025, The Company adopted share incentive plans, granting a total of 7,800,000 share options with an exercise price of $0.5 to sixteen shareholders and employees. As of January 26, 2026, the vesting conditions were satisfied and the Company issued 7,800,000 Class A ordinary shares.

As the date of this report, the company repurchased 60,000 Class A shares as treasury stock.

On November 5, 2025, Ningbo Deloud Information Technology Co., Ltd. entered into one long-term loan agreement with Huaneng Guicheng Trust Co., Ltd with a loan period of two years. The loan of RMB500,000 bears a fixed interest rate of 23.99% per annum and had been repaid in advance in November 2025.

On November 5, 2025, Zhejiang Skycorp New Energy Co., Ltd. entered into one long-term loan agreement with We Bank with a loan period of two years. The loan of RMB 360,000 bears a fixed interest rate of one-year LPR plus 13.88% (16.88%) per annum and will expire in October 2027.

On November 5, 2025, Zhejiang Skycorp New Energy Co., Ltd. entered into one long-term loan agreement with We Bank with a loan period of two years. The loan of RMB 840,000 bears a fixed interest rate of one-year LPR plus 13.88% (16.88%) per annum and will expire in October 2027.

On November 11, 2025, Ningbo Skycorp Solar Co., Ltd. entered into one short-term loan agreement with China Everbright Bank Co., Ltd. with a loan period of six months. The loan of RMB 3,000,000 bears a fixed interest rate of one-year LPR plus 50 basis point (3.5%) per annum and will expire in May 2027.

On December 11, 2025, Ningbo Deloud Information Technology Co., Ltd. entered into one long-term loan agreement with We Bank with a loan period of two years. The loan of RMB 600,000 bears a fixed interest rate of one-year LPR plus 9.5% (12.5%) per annum and will expire in December 2027.